SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

  CUMULUS MEDIA INC.

(Name of Issuer)

  Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

  231082108

(CUSIP Number)

Edward A. Balogh, Jr.

Bank of America Capital Investors

Bank of America Corporate Center

100 N. Tryon Street, 25th Floor

Charlotte, North Carolina 28255

          (704) 386-1792

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

  November 18, 2001

(Date of Event Which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: Ô .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

(Page 1 of 183 Pages)

CUSIP No. 231082108	13D	Page 2 of 183 Pages

1	NAME OF REPORTING PERSON BA Capital Company, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 3 of 183 Pages

1	NAME OF REPORTING PERSON BA SBIC Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 4 of 183 Pages

1	NAME OF REPORTING PERSON BA Equity Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 5 of 183 Pages

1	NAME OF REPORTING PERSON BA Equity Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 231082108	13D	Page 6 of 183 Pages

1	NAME OF REPORTING PERSON Walter W. Walker, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,857,559
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,857,559
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 7 of 183 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Investors SBIC I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 8 of 183 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Management SBIC I, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 9 of 183 Pages

1	NAME OF REPORTING PERSON BancAmerica Capital Management I, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 231082108	13D	Page 10 of 183 Pages

1	NAME OF REPORTING PERSON BACM I GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Õ (b) Ô
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 7, 1998, as amended by Amendment No. 1 filed on December 3, 1999, and relates to the Class A Common Stock of Cumulus Media Inc., 3535 Piedmont Road, NE, Building 14, 14th Floor, Atlanta, Georgia 30305.

The Schedule 13D was originally filed on July 7, 1998 (the "Original Schedule 13D") by NationsBanc Capital Corporation, a Texas corporation ("NBCC"), NationsBank, N.A., a national banking association, NB Holdings Corporation, a Delaware corporation, and NationsBank Corporation, a North Carolina corporation ("NationsBank"). In the Original Schedule 13D, these reporting persons reported, among other things, NBCC's direct beneficial ownership of 3,371,246 shares of the Company's Class B Common Stock (which are convertible into shares of the Company's Class A Common Stock on a one-for-one basis).

Amendment No. 1 to the Schedule 13D was filed on December 3, 1999 ("Amendment No. 1") by BA Capital Company, L.P., a Delaware limited partnership ("BA Capital"), BA SBIC Management, LLC, a Delaware limited liability company ("BA SBIC Management"), BA Equity Management, L.P., a Delaware limited partnership ("BA Equity Management"), BA Equity Management GP, LLC, a Delaware limited liability company ("BA Equity Management GP"), Walter W. Walker, Jr., a United States citizen ("Mr. Walker"), and Bank of America Corporation, a Delaware corporation ("Bank of America"). In Amendment No. 1, these reporting persons reported, among other things, that (a) NBCC had previously merged into BA Capital in connection with the merger of NationsBank with Bank of America, (b) such reporting persons had become the beneficial owners of the shares of the Company's Class B Common Stock owned by NBCC, (c) BA Capital sold 500,000 shares of the Company's Class A Common Stock (which it acquired upon converting shares of Class B Common Stock) on November 24, 1999 and (d) after giving effect to such sale, BA Capital owned 2,871,246 shares of the Company's Class B Common Stock and held options to purchase 6,000 shares of the Company's Class A Common Stock.

The reporting persons named herein are filing this Amendment No. 2 to the Schedule 13D in connection with the Company's proposed acquisition (the "Proposed Aurora Acquisition") of Aurora Communications, LLC, a Delaware limited liability company ("Aurora"). The Company, Aurora, BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership ("BACI"), and certain other parties have entered into agreements relating to the Proposed Aurora Acquisition, pursuant to which the owners of Aurora will be issued shares of the Company's Class A Common Stock and Class B Common Stock, will be issued warrants to purchase shares of the Company's Class A Common Stock and Class B Common Stock and will be paid cash. BACI is an affiliate of BA Capital and indirectly owns approximately 73% of the equity interests of Aurora.

Item 2. Identity and Background.

(a) This statement is being filed jointly by (1) BA Capital, (2) BA SBIC Management, (3) BA Equity Management, (4) BA Equity Management GP, (5) Mr. Walker, (6) BACI, (7) BancAmerica Capital Management SBIC I, LLC, a Delaware limited liability company ("Capital Management SBIC"), (8) BancAmerica Capital Management I, L.P., a Delaware limited partnership ("BA Capital Management") and (9) BACM I GP, LLC, a Delaware limited liability company ("BACM"). The persons described in items (1) through (9) are referred to herein as the "Reporting Persons." A list of the executive officers and, to the extent applicable, directors of each Reporting Person that is not an individual is attached as Annex A.

(b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person	Address
BA Capital	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA SBIC Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Equity Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Equity Management GP	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
Walter W. Walker, Jr.	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BACI	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
Capital Management SBIC	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BA Capital Management	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255
BACM	100 North Tryon Street, Floor 25 Bank of America Corporate Center Charlotte, NC 28255

(c) BA Capital is an investment partnership engaged principally in the business of making private equity investments. BA SBIC Management is engaged in the business of being the general partner of BA Capital. BA Equity Management is engaged in the business of being the sole member of BA SBIC Management. BA Equity Management GP is engaged in the business of being the general partner of BA Equity Management.

BACI is an investment partnership engaged principally in the business of making private equity investments. Capital Management SBIC is engaged in the business of being the general partner of BACI. BA Capital Management is engaged in the business of being the sole member of Capital Management SBIC. BACM is engaged in the business of being the general partner of BA Capital Management.

Mr. Walker's principal occupation is serving as the managing member of BA Equity Management GP, as the managing member of BACM and as an employee of a subsidiary of Bank of America.

Bank of America is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is engaged in the general banking and financial services business through its subsidiaries.

The principal business address of each of the Reporting Persons is set forth in paragraph (b) above.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or, to the extent applicable, directors of any such Reporting Person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or, to the extent applicable, directors of any such Reporting Person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person State of Organization/Citizenship

BA Capital Delaware

BA SBIC Management Delaware

BA Equity Management Delaware

BA Equity Management GP Delaware

Walter W. Walker, Jr. United States

BACI Delaware

Capital Management SBIC Delaware

BA Capital Management Delaware

BACM Delaware

To the knowledge of the Reporting Persons, each executive officer and director of any Reporting Person that is not an individual, as set forth on Annex A, is a citizen of the United States.

Item 3. Source and amount of Funds or Other Consideration.

As described in the Original Schedule 13D, NBCC purchased preferred shares of a predecessor to the Company at various times in 1997 and 1998 with cash. These preferred shares were converted into

Class B Common Stock of the Company in connection with the Company's initial public offering in 1998. Funds for the purchase of these preferred shares were provided from the working capital of NBCC and its affiliates.

BACI purchased shares of common and preferred stock in Aurora Management, Inc., a member of Aurora owning approximately 73% of its membership interests, at various times between 1999 and 2001 with cash. If the Proposed Aurora Acquisition is completed, these shares of common and preferred stock will be converted into shares of the Company's Class B Common Stock and warrants to purchase shares of the Company's Class A Common Stock or Class B Common Stock. Funds for BACI's purchase of shares of common and preferred stock in Aurora Management, Inc. were provided from the working capital of BACI and its affiliates.

Item 4. Purpose of Transaction.

NBCC purchased preferred shares of a predecessor to the Company for investment purposes. As a result of this investment, BA Capital now holds (i) 840,250 shares of Class A Common Stock, (ii) 1,979,996 shares of Class B Common Stock (which are convertible into shares of Class A Common Stock on a one-for-one basis) and (iii) options to purchase 37,313 shares of Class A Common Stock, all of which are currently exercisable. BA Capital holds these securities for investment purposes. In addition, BA Capital holds options to purchase 67,688 shares of Class A Common Stock that have not yet vested and thus are not presently exercisable.

In addition to the acquisition of securities of the Company in connection with the Proposed Aurora Acquisition described below, the Reporting Persons may acquire additional securities of the Company, subject to certain factors, including without limitation (i) applicable securities laws and governmental restrictions on the number of voting securities the Reporting Persons may hold, (ii) market conditions and (iii) its assessment of the business prospects of the Company.

The Reporting Persons are continuously evaluating the business and prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future, including any securities that may be acquired in connection with the Proposed Aurora Acquisition.

Other than discussed as herein (including in connection with the Proposed Aurora Acquisition), the Reporting Persons currently have no plans to effect:

(a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) any change in the Company's articles of incorporation, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition or control of the Company by any person;

(h) the delisting of any class of securities of the Company from a national securities exchange or the ceasing of any such class of securities, to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

The Reporting Persons intend to evaluate their investment in the Company continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)(i) This Amendment No. 2 relates to 2,857,559 shares of the Company's Class A Common Stock, representing 9.6% of the Company's outstanding shares of Class A Common Stock and 6.3% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)). BA Capital currently holds 840,250 shares of Class A Common Stock, 1,979,996 shares of Class B Common Stock and options to purchase 37,313 shares of Class A Common Stock, all of which are currently exercisable. Shares of Class B Common Stock are convertible into shares of Class A Common Stock or Class C Common Stock on a one-for-one basis. Shares of Class C Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Shares of Class A Common Stock are entitled to one vote per share, shares of Class C Common Stock are entitled to ten votes per share and shares of Class B Common Stock have no voting rights except in specified instances required by Illinois corporate law or by the Company's articles of incorporation. Upon conversion of any share of Class B Common Stock into a share of Class C Common Stock by certain shareholders of the Company (including BA Capital), shares of Class C Common Stock become entitled to one vote per share, rather than ten votes per share. No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock other than in connection with the Proposed Aurora Acquisition.

The 840,250 shares of Class A Common Stock currently held by BA Capital represent 3.0% of the Company's outstanding shares of Class A Common Stock. The 1,979,996 shares of Class B Common Stock currently held by BA Capital represent 33.5% of the Company's outstanding shares of Class B Common Stock. If BA Capital were to (A) convert its 1,979,996 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (B) exercise its options to purchase 37,313 shares of Class A Common Stock, BA Capital would own 9.6% of the Company's then outstanding shares of Class A Common Stock representing 6.3% of the voting power.

The 2,857,559 shares of Class A Common Stock beneficially owned by BA Capital represent 8.1% of the Company's outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate and 6.3% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 9.1% of the voting power).

(ii) As more particularly described in Item 6 below, if the Proposed Aurora Acquisition is completed, BACI would receive approximately 8,981,148 shares of Class B Common Stock and warrants to purchase approximately 709,333 shares of Class A Common Stock or Class B Common Stock at its election. If the Proposed Aurora Acquisition is completed:

(A) BA Capital and BACI would together hold 840,250 shares of Class A Common Stock or 2.9% of the then outstanding shares of Class A Common Stock;

(B) BA Capital and BACI would together hold 10,961,144 shares of Class B Common Stock or 73.6% of the then outstanding shares of Class B Common Stock;

(C) if BA Capital were to (1) convert its 1,979,996 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock, (2) exercise its option to purchase 37,313 shares of Class A Common Stock and if BACI were to (3) convert its 8,981,148 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock and (4) exercise its warrant and acquire 709,333 shares of Class A Common Stock, BA Capital and BACI would own 30.6% of the Company's then outstanding shares of Class A Common Stock representing 22.3% of the voting power.

(D) BA Capital and BACI would beneficially own 27.4% of the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate representing 22.3% of the voting power (or, if the Class C Common Stock is entitled to one vote per share, 29.5% of the voting power).

(iii) All information herein relating to the currently outstanding number of shares of the Company's Class A Common Stock, Class B Common Stock and Class C Common Stock is derived from the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 as adjusted to give effect to BA Capital's exchange of 1,435,000 shares of Class A Common Stock for 1,435,000 shares of Class B Common Stock in October 2001. Accordingly, the Reporting Persons have assumed for purposes of this Amendment No. 2 that there are 27,775,796 shares of Class A Common Stock outstanding, 5,914,343 shares of Class B Common Stock outstanding and 1,529,277 shares of Class C Common Stock outstanding, or a total of 35,219,416 shares of all classes of Common Stock outstanding. Information in clause (ii) above giving effect to the Proposed Aurora Acquisition assumes that the aggregate consideration to be paid in the Proposed Aurora Acquisition will include 10,551,182 shares of Common Stock (consisting of approximately 1,570,034 shares of Class A Common Stock and approximately 8,981,148 shares of Class B Common Stock) and warrants to purchase 833,333 shares of Common Stock (consisting of approximately 124,000 shares of Class A Common Stock and approximately 709,333 shares of Class A Common Stock or Class B Common Stock).

(b) BA Capital has sole voting and dispositive power with respect to 2,857,559 shares of Class A Common Stock, which consists of 840,250 shares of Class A Common Stock, 1,979,996 shares of Class B Common Stock and currently exercisable options to purchase 37,313 shares of Class A Common Stock.

BA SBIC Management is the general partner of BA Capital. As a result of the limited partnership agreement of BA Capital, BA SBIC Management is deemed to have sole voting and dispositive power with respect to the securities of the Company owned by BA Capital.

BA Equity Management is the sole member of BA SBIC Management. As a result of the operating agreement for BA SBIC Management, BA Equity Management is deemed to have sole voting and dispositive power with respect to the securities of the Company owned by BA Capital.

BA Equity Management GP is the general partner of BA Equity Management. As a result of the limited partnership agreement for BA Equity Management, BA Equity Management GP is deemed to have sole voting and dispositive power with respect to the securities of the Company owned by BA Capital.

Mr. Walker is the managing member of BA Equity Management GP and as a result is deemed to have sole voting and dispositive power with respect to the securities of the Company owned by BA Capital. Mr. Walker disclaims such beneficial ownership.

If Mr. Walker's employment with Bank of America or its subsidiaries is terminated, Mr. Walker will cease to be the managing member of BA Equity Management GP. As the holder of a majority in interest in BA Equity Management GP, Bank of America has the right to approve any replacement managing member of BA Equity Management GP. Bank of America does not have any rights with respect to voting or disposition of the securities of the Company owned by BA Capital.

BACI, Capital Management SBIC, BA Capital Management and BACM are affiliates of the other Reporting Persons. BA Capital and BACI are both associated with one of Bank of America's principal investment groups.

(c) Other than any transactions that may be deemed to exist as a result of the Proposed Aurora Acquisition and the exchange by BA Capital of 1,435,000 shares of Class A Common Stock for 1,435,000 shares of Class B Common Stock in October 2001, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of, or to the extent applicable, director of any Reporting Person has had any transactions in the Class A Common Stock during the past 60 days.

(d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's Class A Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Proposed Aurora Acquisition, the parties have entered into (or agreed to enter into) the agreements described below. The following is a summary of certain of their material terms and conditions. This summary is qualified in its entirety by reference to the copies of these agreements, which are attached hereto as exhibits and incorporated herein by reference.

Acquisition Agreement

The Company, Aurora, BACI and certain other persons are party to an Acquisition Agreement dated as of November 18, 2001 and amended as of January 23, 2002 which sets forth the terms and conditions of the Proposed Aurora Acquisition. Pursuant to the Acquisition Agreement, the Company has agreed to acquire all of the equity interests in Aurora by way of the following transactions which will occur simultaneously: (a) the merger of Aurora Management, Inc. ("Aurora Management"), a member of Aurora that is 99.99% owned by BACI, into BA Blocker Acquisition Corp., a wholly-owned subsidiary of the Company, (b) the merger of Allied Aurora Acquisition Corp., a member of Aurora in which BACI has no ownership interest, with AA Blocker Acquisition Corp., a wholly-owned subsidiary of the Company, and (c) the purchase by the Company of the remaining Aurora membership interests from the other Aurora members.

The aggregate consideration to be paid by the Company to the equity holders of Aurora (the "Aurora Sellers") will consist of 10,551,182 shares of Common Stock (consisting of approximately 1,570,034 shares of Class A Common Stock and approximately 8,981,148 shares of Class B Common Stock), warrants to purchase 833,333 shares of Common Stock (consisting of approximately 124,000 shares of Class A Common Stock and approximately 709,333 shares of Class A Common Stock or Class B Common Stock), and the payment of $93 million in cash, most of which will be used to retire existing indebtedness of Aurora and the balance of which will be paid to certain Aurora Sellers. If the Proposed Aurora Acquisition is completed, BACI would receive approximately 8,981,148 shares of Class B Common Stock and warrants to purchase approximately 709,333 shares of Class A Common Stock or Class B Common Stock, at BACI's election. The number of shares, including warrant shares, to be issued to BACI may increase or decrease based on the final allocation of consideration among the Aurora Sellers, which will be determined in accordance with the provisions of Aurora's limited liability company agreement.

The completion of the Proposed Aurora Acquisition depends on the satisfaction of a number of closing conditions, including (a) the receipt of necessary regulatory approvals, including approval by the Federal Communications Commission ("FCC"), (b) approval by the shareholders of the Company, (c) the receipt by the Company of the financing required to consummate the Proposed Aurora Acquisition and (d) the registration with the Commission of the shares of Class A Common Stock to be issued as consideration for the Proposed Aurora Acquisition.

Prior to the closing of the Proposed Aurora Acquisition, the Acquisition Agreement may be terminated as follows:

(a) by the mutual agreement of the parties,

(b) by the Company or representatives of the Aurora Sellers if (i) the FCC does not approve the Proposed Aurora Acquisition, (ii) the Company's shareholders do not approve the Proposed Aurora Acquisition, (iii) the Company has not held a shareholders' meeting to approve the Proposed Aurora Acquisition by November 18, 2002, (iv) the Company has not completed its financing arrangements by the later of three days after the Company's shareholders approve the Proposed Aurora Acquisition and ten days after the FCC approves the Proposed Aurora Acquisition (the "Scheduled Closing Date") or (v) the Proposed Aurora Acquisition has not closed by November 23, 2002;

(c) by the Company if (i) any Aurora Seller has continued in material breach of the Acquisition Agreement for 30 days after notice of breach and the Company is not in breach, (ii) the Company's board withdraws its approval of the Proposed Aurora Acquisition, or (iii) any loss, damage or other occurrence prevents broadcast transmissions by certain of Aurora's radio stations for more than three continuous days and the Company terminates within ten days of notice of such disruption;

(d) by representatives of the Aurora Sellers if (i) the Company has continued in a material breach of the Acquisition Agreement for 30 days after notice of breach and the Aurora Sellers are not in breach, or (ii) any loss, damage or other occurrence prevents broadcast transmissions by certain of the Company's radio stations for more than three continuous days and the representatives of the Aurora Sellers terminate within ten days of notice of such disruption; and

(e) by BACI if (i) there is an announcement or commencement of a tender or exchange offer for the Common Stock that would result in a person or group owning more than 50% of the Common Stock, (ii) the Company enters into substantive negotiations with respect to a transaction where a person or group acquires at least 50% of the voting power of the Common Stock or where the Company is not the surviving person, (iii) the Company enters into a sale, lease or transfer of a material amount of its assets or any liquidation or reorganization or (iv) the Company enters into substantive negotiations with respect to an acquisition or disposition involving assets with a market value of at least 10% of the Company's assets less its liabilities determined as of the last day of the most recently completed quarter.

The Acquisition Agreement contains representations and warranties about the Company, Aurora and the Aurora Sellers, certain covenant and indemnity provisions that are generally customary for transactions of this nature.

Pre-Closing Escrow Agreement

In connection with the Proposed Aurora Acquisition, the Company and Aurora entered into an escrow agreement dated November 18, 2001 (the "Pre-Closing Escrow Agreement") pursuant to which the Company placed 770,000 shares of its Class A Common Stock (the "Pre-Closing Escrow Shares") in escrow. If issued, the Pre-Closing Escrow Shares would represent 2.7% of the then outstanding shares of Class A Common Stock and 2.1% of the then outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock considered in the aggregate. Under the terms of the Pre-Closing Escrow Agreement, the escrow agent will release the shares to Aurora (the shares being issued and outstanding only upon the escrow agent's obligation to release them) if the Acquisition Agreement is terminated as follows:

(a) by the Company if (i) the Company's shareholders do not approve the Proposed Aurora Acquisition, (ii) the Company has not held a special meeting of shareholders to approve the Proposed Aurora Acquisition by November 18, 2002, (iii) the Company's board withdraws its approval of the Proposed Aurora Acquisition or (iv) the Company has not completed its financing arrangements by the Scheduled Closing Date; or

(b) by the representatives of the Aurora Sellers if (i) the Company's shareholders do not approve the Proposed Aurora Acquisition or (ii) the Company has continued in a material breach of the Acquisition Agreement for 30 days after notice of the breach and the Aurora Sellers are not in breach; or

(c) by the representatives of the Aurora Sellers if (i) the Company has not held a special meeting of shareholders to approve the Proposed Aurora Acquisition by November 18, 2002 or (ii) the Company has not completed its financing arrangements by the Scheduled Closing Date, and, in either case the Aurora Sellers are not in material breach of the Acquisition Agreement; or

(d) by BACI and the transaction giving rise to BACI's right of termination is consummated within 180 days of such termination.

The escrow agent will release the shares to the Company if the Acquisition Agreement is terminated for any other reason or if the Proposed Aurora Acquisition is consummated.

Post-Closing Escrow Agreement

Pursuant to the Acquisition Agreement, the Company and the representatives of the Aurora Sellers have agreed to enter into a second escrow agreement (the "Post-Closing Escrow Agreement") governing $5,000,000 in cash, shares of the Common Stock or a combination of both to be withheld from the consideration due to the Aurora Sellers at closing. Approximately $3,650,000 of the aggregate escrowed consideration will be withheld from the consideration due to BACI at closing, all of which will be in the form of shares of Class B Common Stock with a value equal to the greater of $12.00 and the average closing market price per share of Class A Common Stock during the 30 consecutive trading days ending on the second trading day prior to the Scheduled Closing Date. The escrowed consideration will provide the Company with a source to satisfy certain possible claims for which the Aurora Sellers have agreed to reimburse the Company under the Acquisition Agreement. If a claim subject to reimbursement is made by the Company within one year after the closing, the Company will give notice to the escrow agent and the representatives of the Aurora Sellers. Absent an objection by the Aurora Sellers or the escrow agent within such 30 day period, the escrow agent will release to the Company the cash value or the number of shares whose aggregate market value calculated at the time the claim is made or the effective time of the Acquisition, whichever is higher, equals the claim amount. If there is an objection within 30 days of the Company's notice, the escrow agent will hold the disputed amount until the Company and the representatives of the Aurora Sellers agree on the proper claim amount, or until the claim is judicially determined. On the first anniversary of the closing, the escrow agent will release to the Aurora Sellers all escrowed consideration that remains in the escrow and is not subject to unresolved claims.

Registration Rights Agreement

The Company and the Aurora Sellers have also entered into a registration rights agreement (the "Registration Rights Agreement") in which the Company granted specified registration rights to Aurora with respect to the Pre-Closing Escrow Shares and to the Aurora Sellers with respect to the shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock or upon exercise of the warrants) to be issued to them as consideration in the Proposed Aurora Acquisition. Pursuant to the Registration Rights Agreement, the Company has agreed to prepare and file a registration statement with the Commission that will cover the resale by Aurora, on a continuous basis, of the Pre-Closing Escrow Shares. Such registration statement must be filed no later than the earlier of 15 days after the date that the proxy statement regarding the special meeting of the Company's shareholders to approve the Proposed Aurora Acquisition is first sent to the Company's shareholders and March 3, 2002, must be declared effective by the SEC as promptly as practicable following filing and must remain effective until the earliest of (a) the effective time of the Acquisition, (b) the date on which the shares have been sold or (c) two years from the date the pre-closing escrow shares are issued.

Additionally, pursuant to the Registration Rights Agreement, the Company has agreed to prepare and file a second registration statement with the Commission that will cover the resale by the Aurora Sellers, on a continuous basis, of the shares of Class A Common Stock (including shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock or upon exercise of the warrants) to be issued to them as consideration in the Proposed Aurora Acquisition. Such registration statement must be filed within 15 days after the date that the proxy statement regarding the special meeting of the Company's shareholders to approve the Proposed Aurora Acquisition is first sent to the Company's shareholders. The Company must use its commercially reasonable best efforts to cause this second registration statement to be declared effective by the SEC as promptly as reasonably practicable after filing and to remain effective until the earlier to occur of the date on which all of such shares have been sold or three years from the date the shares covered by the registration statement are issued.

Finally, the Registration Rights Agreement grants to BACI certain demand registration rights. Starting 30 months from the date of the Registration Rights Agreement, BACI can require from time to time, without limit as to the number of times, that the Company register for resale any shares of Common Stock that BACI receives at the closing that it is then still holding. The Registration Rights Agreement also grants piggyback registration rights to other Aurora Sellers, allowing them to have any shares of Common Stock that they receives at closing included in any future public offering of Common Stock. Both the demand and piggyback registration rights expire once the shares of Common Stock issued in the Proposed Aurora Acquisition have all been sold or otherwise disposed of.

Shareholders Agreement

BACI has agreed to enter into a shareholder agreement with the Company at the closing of the Proposed Aurora Acquisition limiting its rights as a holder of Class B Common Stock with respect to the shares of Class B Common stock to be issued to it as consideration in the Proposed Aurora Acquisition (the "BACI Class B Shares"). Specifically, the shareholder agreement will provide that (a) BACI will not convert the BACI Class B Shares into shares of Class C Common Stock, as would otherwise be permitted under the Company's articles of incorporation, (b) BACI will vote the BACI Class B Shares with the majority of the other holders of Class B Common Stock in those matters in which the holders of Class B Common Stock are entitled to vote under Company's articles of incorporation and (c) in the event that BACI, or its affiliates, converts shares of Class B Common Stock into Class A Common Stock, and subsequently determines that it is restricted from holding shares of Class A Common Stock because of regulatory concerns, the Company will exchange those shares of Class A Common Stock for an equal number of shares of Class B Common Stock. The shareholders agreement will terminate upon transfer of all of the BACI Class B Shares to a third party or 20 years from the closing date.

Other Agreements and Arrangements

The Reporting Persons are also parties to a Voting Agreement dated June 30, 1998, and a Registration Rights Agreement dated June 30, 1998, and subject to the Company's Amended and Restated Articles of Incorporation, all of which are described in the Original Schedule 13D.

Item 7. Material to be Filed as Exhibits.
Exhibit	Name

99.1

Joint Filing Agreement dated January 30, 2002, by and among BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Walker, BACI, Capital Management SBIC, BA Capital Management and BACM.

Filed herewith
99.2

Acquisition Agreement dated as of November 18, 2001 and amended as of January 23, 2002, by and among the Company, BA Blocker Acquisition Corp., AA Blocker Acquisition Corp., Aurora, Aurora Management, Inc., Allied Aurora Acquisition Corp., Allied Capital Corporation, Allied Investment Corporation, the shareholders of BA Blocker Corp. and the members of Aurora identified therein, Frank Osborn and BACI.

Filed herewith
99.3	Amended and Restated Registration Rights Agreement dated as of January 23, 2002, by and among the Company, Aurora and the parties listed therein	Filed herewith
99.4	Pre-Closing Escrow Agreement dated as of November 18, 2001, by and among the Company, Aurora, Frank D. Osborn, BACI and SunTrust Bank	Filed herewith
99.5	Form of Post-Closing Escrow Agreement	Filed herewith
99.6	Form of Shareholders Agreement	Filed herewith
99.7	Voting Agreement dated June 30, 1998, by and among NBCC, the Company, Quaestus Management Corporation, DBBC of Georgia, LLC, CML Holdings, LLC, Richard Weening and Lewis W. Dickey, Jr.	Incorporated by reference to Exhibit A to Schedule 13D filed July 7, 1998
99.8

Registration Rights Agreement dated June 30, 1998, by and among the Company, NBCC, Heller Equity Capital Corporation, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company

Incorporated by reference to Exhibit B to Schedule 13D filed July 7, 1998

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

/s/ Walter W. Walker, Jr.

Walter W. Walker, Jr.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Manager

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BACM I, GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

Annex A

BA CAPITAL COMPANY, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA SBIC MANAGEMENT, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BA EQUITY MANAGEMENT GP, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

BACM I, GP, LLC

Executive Officers

Walter W. Walker, Jr. President and Managing Director

Ann B. Hayes Senior Vice President and Managing Director

J. Travis Hain Senior Vice President and Managing Director

George E. Morgan, III Senior Vice President and Managing Director

Walker L. Poole Senior Vice President and Managing Director

Robert H. Sheridan, III Senior Vice President and Managing Director

Douglas C. Williamson Senior Vice President and Managing Director

Address

Each of such executive officers can be reached c/o: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of Amendment No. 2 to such a statement on Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Cumulus Media Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to Amendment No. 2 to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 30th day of January, 2002.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

/s/ Walter W. Walker, Jr.

Walter W. Walker, Jr.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BancAmerica Capital Management SBIC I, LLC, its general partner

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC

By: BancAmerica Capital Management I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BANCAMERICA CAPITAL MANAGEMENT I, L.P.

By: BACM I GP, LLC, its general partner

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

BACM I GP, LLC

By: /s/ Walter W. Walker, Jr.

Name: Walter W. Walker, Jr.

Title: Managing Member

Exhibit 99.2

ACQUISITION AGREEMENT,

AS AMENDED

ARTICLE 1 PURCHASE AND SALE; MERGERS; PURCHASE PRICE 3

1.1 Purchase and Sale 3

1.2 Mergers 3

1.3 Purchase Price 6

1.4 Blocker Corp. Tax 7

1.5 Pre-Closing Escrow Shares; Registration Rights Agreement 8

1.6 Escrow Agreement 9

ARTICLE 2 APPLICATION TO AND CONSENT BY COMMISSION 9

2.1 Commission Consent 9

2.2 Application for Commission Consent 9

2.3 Absence of Commission Consent 10

2.4 Definition of Final Order 10

2.5 Effect of Termination 10

ARTICLE 3 CLOSING; DELIVERIES 11

3.1 Closing 11

3.2 Deliveries by Seller Parties 11

3.3 Deliveries by Buyer Parties 12

3.4 Further Assurances 14

ARTICLE 4 CLOSING CONDITIONS 14

4.1 Conditions Precedent to the Obligations of the Buyer Parties 14

4.2 Conditions Precedent to the Obligations of the Seller Parties 15

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLERS AND ENTITIES 16

5.1 Organization and Ownership Structure of the Companies; Standing and Qualification 16

5.2 Absence of Equity Investments 17

5.3 Authorization; No Violation 17

5.4 Financial Statements 18

5.5 Litigation 18

5.6 Compliance; Properties; Authorizations 18

5.7 Assets 20

5.8 Contracts 21

5.9 Accounts Receivable 21

5.10 Insurance 21

5.11 Absence of Changes or Events since Balance Sheet Date 22

5.12 Intangibles 23

5.13 Environmental Matters 23

5.14 Employee Benefits 24

5.15 Labor Matters 26

5.16 Absence of Undisclosed Liabilities 26

5.17 Taxes 26

5.18 Barter 27

5.19 Related Party Relationships 27

5.20 Disclosure 27

5.21 Closing Expenses 27

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF MEMBERS 27

6.1 Title to Membership Interests 27

6.2 Capacity, Power and Authority 28

6.3 Authorization; No Violation 28

6.4 Litigation 28

ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF BACI 28

7.1 Organization and Standing 28

7.2 Capitalization 29

7.3 Authorization; No Violation 29

7.4 Litigation 30

7.5 No Investments, Operations, Liabilities 30

7.6 Taxes 30

ARTICLE 8 REPRESENTATIONS AND WARRANTIES OF ALLIED BLOCKER CORP. AND ALLIED BLOCKER CORP. SHAREHOLDERS 31

8.1 Organization and Standing 31

8.2 Capitalization 31

8.3 Authorization; No Violation 31

8.4 Litigation 32

8.5 No Investments, Operations, Liabilities 32

8.6 Taxes 32

ARTICLE 9 REPRESENTATIONS AND WARRANTIES OF BLOCKER CORP. SHAREHOLDERS 33

9.1 Title to Shares 33

9.2 Capacity, Power and Authority 33

9.3 Authorization; No Violation 33

9.4 Litigation 34

ARTICLE 10 REPRESENTATIONS AND WARRANTIES OF BUYER 34

10.1 Organization and Standing 34

10.2 Capitalization 34

10.3 Authorization; No Violation 35

10.4 Litigation 36

10.5 Merger Shares and Stock Consideration 36

10.6 Buyer SEC Documents 36

10.7 Financing 36

10.8 Significant Subsidiaries; Buyer Parties 37

10.9 Proxy Statement; Registration Statement 38

10.10 Material Contracts 38

10.11 FCC Qualifications 38

10.12 Requisite Buyer Vote 38

10.13 Investment Representations of the Buyer Parties 38

10.14 Charter Amendment 38

10.15 No Investments, Operations, Liabilities 38

10.16 Disclosure 39

10.17 Tax Representations 39

10.18 Commission Authorizations 39

10.19 Investment Company 39

ARTICLE 11 SECURITIES LAWS 39

11.1 No Registration Statement 39

11.2 Investment Representations of Sellers 40

11.3 Conditions Precedent to Transfer of Merger Shares and Stock Consideration 40

ARTICLE 12 CERTAIN COVENANTS 40

12.1 Conduct of Business 40

12.2 Operations of Each of Companies 42

12.3 Conduct of Blocker Corps. Business 43

12.4 Conduct of Buyer's Business; Operations of Buyer 43

12.5 Changes in Information 44

12.6 Restrictions on Buyer 44

12.7 Access to Information 44

12.8 No Shop 44

12.9 Environmental Notices 45

12.10 Supplying of Financial Statements 45

12.11 Non-Compete Agreements 45

12.12 HSR Filings 45

12.13 Shareholder Meeting; SEC Filings 45

12.14 Public Announcement 46

12.15 Filing of Tax Returns 46

12.16 Certain Taxes and Fees 47

12.17 Evidence of Title 47

12.18 Surveys 47

12.19 Environmental Audits 47

12.20 Inspections, Reports and Studies 47

12.21 Buyer's Actions 48

12.22 Confidentiality 48

12.23 Voting Agreement; Class B Consent 48

12.24 Information Provided by Sellers 48

12.25 Tax Matters 49

12.26 Termination Payments 49

ARTICLE 13 TERMINATION 49

13.1 Termination 49

13.2 Effect of Termination 51

13.3 Specific Performance 52

ARTICLE 14 INDEMNIFICATION 52

14.1 General Obligation to Indemnify 52

14.2 Excluded Taxes; Indemnification by the Sellers 54

14.3 Survival and Other Matters 55

14.4 Provisions Regarding Indemnification 56

14.5 Tax Consequences 56

14.6 Exclusive Remedy 57

ARTICLE 15 DEFINITIONS 57

ARTICLE 16 MISCELLANEOUS 66

16.1 Binding Agreement 66

16.2 Assignment 66

16.3 Law To Govern 67

16.4 Notices 67

16.5 Fees and Expenses 68

16.6 Entire Agreement 68

16.7 Aurora Management Group, LLC Matters 68

16.8 Waivers 68

16.9 Severability 69

16.10 No Third-Party Beneficiaries 69

16.11 Appointment of Sellers' Representatives 69

16.12 Choice of Law, Submission to Jurisdiction, Etc 70

16.13 Counterparts 71

16.14 Headings 71

16.15 Use of Terms 71

16.16 Survival 71

End of TOC - Do not delete this paragraph!

EXHIBITS

Exhibit 1.1 Form of Membership Assignment

Exhibit 1.6 Form of Escrow Agreement

Exhibit 3.2(m) Form of FCC Opinion

Exhibit 3.2(r) Form of Class B Shareholder Agreement

Exhibit 3.3(g) Form of FCC Opinion

Exhibit 15 Form of Warrant

SCHEDULES

Schedule 1 Merger Shares, Subject Percentage Interests, etc.

Schedule 4.2(i) Settlement Amounts

Schedule 5.1(a) States of Incorporation and Qualification

Schedule 5.1(b) Membership Interests

Schedule 5.2 Absence of Equity Investments

Schedule 5.3 No Conflicts

Schedule 5.4 Indebtedness

Schedule 5.5 Litigation

Schedule 5.6(a) Compliance

Schedule 5.6(b) Commission Authorizations

Schedule 5.6(c) License Renewal Applications, etc.

Schedule 5.7(a) Real Property

Schedule 5.7(b) Personal Property

Schedule 5.7(c) Permitted Liens

Schedule 5.8(a) Contracts

Schedule 5.8(b) Guarantees, Loans, etc.

Schedule 5.8(c) Agency and Representative Agreements

Schedule 5.9 Accounts Receivable

Schedule 5.10 Insurance

Schedule 5.11 Absence of Changes

Schedule 5.12 Intangibles

Schedule 5.13 Environmental Matters

Schedule 5.14(a) Employees

Schedule 5.14(c) Changes to Benefit Plan

Schedule 5.14(e) Severance Pay, etc.

Schedule 5.14(f) Unresolved Claims

Schedule 5.16 Undisclosed Liabilities

Schedule 5.17 Taxes

Schedule 5.18 Barter Agreements

Schedule 5.19 Related Party Relationship

Schedule 5.21 Closing Expenses

Schedule 6.1 Title to Membership Interests

Schedule 6.3 Consents

Schedule 6.4 Litigation

Schedule 7.1 States of Incorporation and Qualifications

Schedule 7.2 Capitalization

Schedule 7.5 No Investments, Operations, etc.

Schedule 8.1 States of Incorporation and Qualification

Schedule 8.2 Capitalization

Schedule 9.3 Consents

Schedule 9.4 Litigation

Schedule 10.3 Consents, Authorizations, etc.

Schedule 10.4 Litigation

Schedule 12.1(e) Dividends and Distributions

Schedule 12.1(h) Employee Benefit Plan

Schedule 12.1(k) Loans, Asset Sales, etc.

Schedule 12.1(m) Asset Acquisition, etc.

Schedule 12.4 Conduct of Business

Schedule 12.11 Non-Compete Agreements

Schedule 12.26 Termination Payments

Schedule 13.1(c) BACI Termination

Schedule 14.1 Allied Percentage Interest

Schedule 14.3 Indemnification Cap

Schedule 16.7 Aurora Management Group Interests

ACQUISITION AGREEMENT

This Agreement (the "Agreement"), dated as of November 18, 2001, by and among the following parties: (i) CUMULUS MEDIA INC. an Illinois corporation ("Buyer"); (ii) BA BLOCKER ACQUISITION CORP., a Delaware corporation ("BA Blocker Acquisition Corp."); (iii) AA BLOCKER ACQUISITION CORP., a Delaware corporation ("Allied Blocker Acquisition Corp." and, together with Buyer and BA Blocker Acquisition Corp. the "Buyer Parties"); (iv) AURORA COMMUNICATIONS, LLC, a Delaware limited liability company (the "Company"); (v) AURORA MANAGEMENT, INC., a Delaware corporation ("BA Blocker Corp."); (vi) ALLIED AURORA ACQUISITION CORP., a Maryland corporation ("Allied Blocker Corp.," BA Blocker Corp. together with Allied Blocker Corp. being hereinafter sometimes referred to as the "Blocker Corps."; and Blocker Corps. together with Company being hereinafter sometimes referred to as the "Entities"); (vii) ALLIED CAPITAL CORPORATION, a Maryland corporation ("Allied Capital") and ALLIED INVESTMENT CORPORATION, a Maryland corporation ("Allied Investment" and together with Allied Capital the "Allied Blocker Corp. Shareholders"); (viii) those certain entities and individuals identified on Appendix A hereto as the "BA Blocker Corp. Shareholders" (and together with Allied Blocker Corp. Shareholders, the "Blocker Corp. Shareholders"); (ix) those certain entities and individuals identified on Appendix A hereto as the "Members" (together with Blocker Corp. Shareholders, being hereinafter sometimes referred to as "Sellers"); and (x) FRANK OSBORN, a resident of the State of Connecticut, and BACI, both in their capacities as "Sellers' Representatives" (the Sellers' Representatives, together with the Company, Blocker Corps. and Sellers being hereinafter sometimes referred to as the "Seller Parties").

W I T N E S S E T H:

WHEREAS, the Company owns and operates through the Subsidiaries the following radio stations, which broadcast radio programming into the markets indicated:

Station	Market
WFAS - FM	White Plains/Westchester County
wfas - am	White Plains/Westchester County
wfaf - fm	Mount Kisco/Westchester County
webe - fm	Westport/Bridgeport, CT
wicc - am	Bridgeport, CT
wrki - fm	Brookfield/Danbury, CT
waxb - fm	Patterson, NY/Danbury, CT
wine - am	Brookfield/Danbury, CT
wput - am	Brewster, NY/Danbury, CT
WALL-AM	Middletown, NY
wpdh - fm	Poughkeepsie, NY
wpda - fm	Jeffersonville/Poughkeepsie, NY
wrrb - fm	Arlington/Poughkeepsie, NY
wzad - fm	Wurtsboro/Poughkeepsie, NY
wczx - fm	Hyde Park/Poughkeepsie, NY
weok - am	Poughkeepsie, NY
wkny - am	Kingston/Poughkeepsie, NY
wrrv - fm	Newburgh-Middletown, NY

(the "Stations"), pursuant to certain authorizations issued by the Federal Communications Commission (the "Commission" or "FCC") and the Company owns or leases through the Subsidiaries assets used or useful in connection with the operation of the Stations;

WHEREAS, BA Blocker Corp. Shareholders are the current holders of all of the issued and outstanding shares of capital stock of BA Blocker Corp., Allied Blocker Corp. Shareholders are the current holders of all of the issued and outstanding shares of capital stock of Allied Blocker Corp., and Blocker Corps. and the Members own all of the outstanding membership interests in the Company;

WHEREAS, the Company owns all of the outstanding membership interests of Aurora Holding, L.L.C., a Delaware limited liability company ("Aurora Holding") and Aurora Holding holds all of the outstanding membership interests in Operating Subsidiaries and License Subsidiaries;

WHEREAS, each of the BA Blocker Corp. Shareholders and Allied Blocker Corp. Shareholders desires to sell to BA Blocker Acquisition Corp. and AA Acquisition Corp. all of its issued and outstanding shares of capital stock of BA Blocker Corp. and Allied Blocker Corp. as applicable, and each Member desires to sell to the Buyer its membership interests in the Company such that the Buyer Parties will acquire upon the closing of the transactions provided for herein directly, or indirectly, all of the membership interests in the Company;

WHEREAS, the Board of Directors of each of the Buyer Parties has approved this Agreement, and deems it advisable and in the best interests of the shareholders of such Buyer Party to consummate the transactions contemplated by this Agreement, and the sole shareholder of each of BA Blocker Acquisition Corp. and Allied Blocker Acquisition Corp. has approved this Agreement and the consummation of the transactions contemplated by this Agreement;

WHEREAS, all limited liability company or corporate authorizations requisite for the execution of delivery of this Agreement and the consummation of the transactions provided for herein by and in respect of each of the Entities and Sellers, which are not natural persons have been obtained;

WHEREAS, each of the Sellers has agreed to appoint each of the Sellers' Representatives as attorney-in-fact as provided for herein; and

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein contained, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto hereby agree as follows:

  PURCHASE AND SALE; MERGERs; PURCHASE PRICE

1.1 Purchase and Sale. Subject to the terms and conditions hereinafter set forth at the Closing each of the Members shall sell, assign, transfer, convey and deliver to Buyer, free and clear of all Liens, all of such Member's membership interests in the Company (collectively, the "Membership Interests"). The sale, assignment, transfer and conveyance of the Membership Interests shall be evidenced by delivery to Buyer of assignments of such Membership Interests in the form attached as Exhibit 1.1 hereto (the "Membership Assignments"), executed by each of the Members in respect of its Membership Interests.

1.2 Mergers.

1.2.1 Merger of BA Blocker Corp.

(a) Upon the terms and subject to the conditions set forth in this Agreement, which shall constitute a "plan of reorganization" for purposes of Section 368 of the Code, and in accordance with the Delaware Code, BA Blocker Corp. shall be merged with and into BA Blocker Acquisition Corp. (the "BA Merger") at Closing. Following the BA Merger, BA Blocker Acquisition Corp. shall continue as the surviving corporation (the "BA Surviving Corporation") and the separate corporate existence of the BA Blocker Corp. shall cease.

(b) A certificate of merger (the "Certificate of Merger) shall be duly prepared and executed in accordance with the Delaware Code and delivered on the Closing Date to the Secretary of State of the State of Delaware for filing. The BA Merger shall become effective upon the date and time of the filing of the Certificate of Merger or such other date and time as Buyer and the Sellers' Representatives shall agree and specify in the Certificate of Merger (the time the BA Merger becomes effective being referred to as the "BA Effective Time"). The BA Merger shall have the effects set forth in the Delaware Code.

(c) The Certificate of Incorporation of BA Blocker Acquisition Corp. as in effect immediately preceding the BA Effective Time shall be the Certificate of Incorporation of the BA Surviving Corporation. The Bylaws of BA Blocker Acquisition Corp. as in effect immediately preceding the BA Effective Time shall be the Bylaws of the BA Surviving Corporation.

(d) The directors of BA Blocker Acquisition Corp. immediately prior to the BA Effective Time shall be the directors of the BA Surviving Corporation and shall hold office from the BA Effective Time until their respective successors are duly elected or appointed and qualified in a manner provided in the Certificate of Incorporation and Bylaws of BA Surviving Corporation, or as otherwise provided by law.

(e) The officers of BA Blocker Acquisition Corp. immediately prior to the BA Effective Time shall be the officers of the BA Surviving Corporation and shall hold office from the BA Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the BA Surviving Corporation, or as otherwise provided by law.

(f) The shares of BA Blocker Corp. Stock issued and outstanding immediately prior to the BA Effective Time shall, at the BA Effective Time, by virtue of the BA Merger and without any action on the part of the holders thereof, be converted into the right to receive (i) that number of shares of Class B Common Stock, $.01 par value ("Class B Common Stock") set forth on Schedule 1 hereto (ii)  that number of shares of Class A Common Stock, $.01 par value of Buyer ("Class A Common Stock") set forth on Schedule 1 (such shares of Class B Common Stock and Class A Common Stock, collectively, the "BA Merger Shares"), and (iii) Warrants exercisable for that number of Warrant Shares set forth on Schedule 1 hereto, deliverable to the holders thereof without interest on the value thereof in the relative amounts set forth on Schedule 1. At the BA Effective Time, certificates which formerly represented shares of BA Blocker Corp. Stock shall only represent the right to receive the BA Merger Shares upon surrender of such certificates to Buyer.

(g) Each share of BA Blocker Corp. Stock held in the treasury of the BA Blocker Corp. immediately prior to the BA Effective Time shall, at the BA Effective Time, by virtue of the BA Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist.

(h) Each share of BA Blocker Acquisition Corp. Stock issued and outstanding immediately prior to the BA Effective Time shall, at the BA Effective Time, by virtue of the BA Merger and without any action on the part of the holder thereof, be converted into one share of common stock, $.01 par value, of BA Surviving Corporation.

(i) The BA Merger Shares shall be deemed to have been issued in full satisfaction of all rights pertaining to such converted shares and shall, when issued pursuant to the provisions hereof, be fully paid and nonassessable.

(j) The number of BA Merger Shares and Warrant Shares and the exercise price of the Warrants shall be adjusted to reflect any stock dividends, combinations, splits or similar recapitalization events occurring or having occurred between the date of this Agreement and the Closing with respect to the Class A Common Stock, if any. In addition to any adjustments required by the preceding sentence, the number of BA Merger Shares and Warrant Shares that are shares of Class B Common Stock shall be adjusted to reflect any stock dividends, combinations, splits or similar recapitalization events occurring or having occurred between the date of this Agreement and the Closing with respect to the Class B Common Stock, if any.

1.2.2 Merger of Allied Blocker Corp.

(a) Upon the terms and subject to the conditions set forth in this Agreement, which shall constitute a "plan of reorganization" for purposes of Section 368 of the Code, and in accordance with the Delaware Code and the Maryland Code, Allied Blocker Acquisition Corp. shall be merged with and into Allied Blocker Corp. (the "Allied Merger") at Closing. Following the Allied Merger, Allied Blocker Corp. shall continue as the surviving corporation (the "Allied Surviving Corporation") and the separate corporate existence of the Allied Blocker Acquisition Corp. shall cease.

(b) Articles of merger (the "Articles of Merger) shall be duly prepared and executed in accordance with the Maryland Code and delivered on the Closing Date to the Secretary of State of the State of Delaware and of Maryland for filing. The Allied Merger shall become effective upon the date and time of the filing of the Articles of Merger, or such other date and time as Buyer and the Sellers' Representatives shall agree and specify in the Articles of Merger (the time the Allied Merger becomes effective being referred to as the "Allied Effective Time"). The Allied Merger shall have the effects set forth in the Delaware Code and Maryland Code.

(c) The Articles of Incorporation of Allied Blocker Acquisition Corp. as in effect immediately preceding the Allied Effective Time shall be the Articles of Incorporation of the Allied Surviving Corporation. The Bylaws of Allied Blocker Acquisition Corp. as in effect immediately preceding the Allied Effective Time shall be the Bylaws of the Allied Surviving Corporation.

(d) The directors of Allied Blocker Acquisition Corp. immediately prior to the Allied Effective Time shall be the directors of the Allied Surviving Corporation and shall hold office from the Allied Effective Time until their respective successors are duly elected or appointed and qualified in a manner provided in the Articles of Incorporation and Bylaws of Allied Surviving Corporation, or as otherwise provided by law.

(e) The officers of Allied Blocker Acquisition Corp. immediately prior to the Allied Effective Time shall be the officers of the Allied Surviving Corporation and shall hold office from the Allied Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Articles of Incorporation and Bylaws of the Allied Surviving Corporation, or as otherwise provided by law.

(f) The shares of Allied Blocker Corp. Stock issued and outstanding immediately prior to the Allied Effective Time shall, at the Allied Effective Time, by virtue of the Allied Merger and without any action on the part of the holders thereof, be converted into the right to receive (i) that number of shares of Class A Common Stock set forth on Schedule 1 hereto (such shares of Class A Common Stock, the "Allied Merger Shares" and, together with the BA Merger Shares, collectively, the "Merger Shares") and (ii) Warrants exercisable for that number of Warrant Shares set forth on Schedule 1 hereto, deliverable to the holders thereof without interest on the value thereof in the relative amounts set forth on Schedule 1. At the Allied Effective Time, certificates which formerly represented shares of Allied Blocker Corp. Stock shall only represent the right to receive the Allied Merger Shares upon surrender of such certificates to Buyer.

(g) Each share of Allied Blocker Corp. Stock held in the treasury of the Allied Blocker Corp. immediately prior to the Allied Effective Time shall, at the Allied Effective Time, by virtue of the Allied Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist.

(h) Each share of Allied Blocker Acquisition Corp. Stock issued and outstanding immediately prior to the Allied Effective Time shall, at the Allied Effective Time, by virtue of the Allied Merger and without any action on the part of the holder thereof, be converted into one share of common stock, $.01 par value, of Allied Surviving Corp.

(i) The Allied Merger Shares shall be deemed to have been issued in full satisfaction of all rights pertaining to such converted shares and shall, when issued pursuant to the provisions hereof, be fully paid and nonassessable.

(j) The number of Allied Merger Shares and Warrant Shares and the exercise price of the Warrants shall be adjusted to reflect any stock dividends, combinations, splits or similar recapitalization events occurring or having occurred between the date of this Agreement and the Closing with respect to the Class A Common Stock, if any.

1.3 Purchase Price.

1.3.1 Purchase Price Elements. The aggregate consideration to be paid by Buyer for the Membership Interests shall consist of the Stock Consideration and Cash Consideration.

1.3.2 Stock Consideration. Subject to the provisions of Section 1.6 hereof, Buyer shall deliver share certificates at Closing representing that number of shares of Class A Common Stock set forth on Schedule 1 hereto (the "Stock Consideration") and Warrants exercisable for that number of Warrant Shares set forth on Schedule 1 hereto to the Members in the relative amounts set forth on Schedule 1; provided, however, that the number of shares of Stock Consideration and Warrant Shares and the exercise price of the Warrants shall be adjusted to reflect any stock dividends, combinations, splits or similar recapitalization events occurring or having occurred between the date of this Agreement and the Closing with respect to the Class A Common Stock, if any. A portion of the Stock Consideration shall be delivered at Closing to the Escrow Agent as provided for in Section 1.6 hereof.

1.3.3 Cash Consideration. At the Closing, the Buyer shall pay the following:

(i) To each of the Members, their respective Cash Percentage of an amount equal to (A) $93 million; (B) minus the amount of the Non-Compete Payments; (C) minus the Existing Debt Payoff Amount; (D) minus the Escrow Amount (each a "Closing Payment" and collectively, the "Closing Payments"), in cash, payable by wire transfer or delivery of other immediately available funds. The Closing Payments shall be made to a bank account designated by each of the Members as set forth on Schedule 1 hereto.

(ii) To the Escrow Agent, the Escrow Amount in cash, if any, payable into the Escrow Account (as defined in the Escrow Agreement) by wire transfer or delivery of other immediately available funds, with the Escrow Amount credited to the respective individual accounts of the Sellers as set forth on Schedule 1 hereto.

(iii) To the Lenders, the Existing Debt Payoff Amount as provided in Section 1.3.5.

1.3.4 Non-Compete Payment. At the Closing, the Buyer shall pay one thousand dollars ($1,000.00) to each Seller executing a Non-Compete Agreement simultaneously herewith, in cash by wire transfer or delivery of other immediately available funds (collectively, the "Non-Compete Payments"). The Non-Compete Payments shall be made to a bank account designated by each such Seller.

1.3.5 Existing Debt Payoff Amount. As soon as practicable, but in no event later than five (5) days before the Closing Date, the Company shall deliver to Buyer a pay-off letter or similar statement in customary form from each of the Lenders setting forth the amount of each debt constituting the Existing Debt (such amounts collectively the "Existing Debt Payoff Amount"). At Closing, Buyer shall pay to the Lenders, an amount equal to the Existing Debt Payoff Amount, in cash, payable by wire transfer or delivery of other immediately available funds, as directed by the applicable Lender.

1.3.6 Merger Shares. At Closing, the Blocker Corp. Shareholders shall deliver to Buyer certificates representing their Shares free and clear of all Liens. In exchange therefor, subject to the provisions of Section 1.6, Buyer shall deliver to Blocker Corp. Shareholders certificates representing the Merger Shares, and Warrants, each in the relative amounts and in the class set forth on Schedule 1. A portion of the Merger Shares shall be delivered at Closing to the Escrow Agent as provided for in Section 1.6 hereof.

1.4 Blocker Corp. Tax.

(a) No later than ten (10) days prior to the Closing Date, (i) the Company shall prepare and deliver to the Buyer a computation of the Blocker Corp. Tax for BA Blocker Corp. (the "BA Blocker Corp. Tax Amount") and (ii) Allied Blocker Corp. shall prepare and deliver to the Buyer a computation of the Blocker Corp. Tax for Allied Blocker Corp. (the "Allied Blocker Corp. Tax Amount" and, together with the BA Blocker Corp. Tax Amount, the "Blocker Corp. Tax Amount"). Absent a good faith objection of the Buyer, delivered no later than five (5) days prior to the Closing Date as to the computation of the Blocker Corp. Tax Amount for either of the Blocker Corps., such estimate shall be used solely to effectuate the Closing and, absent a dispute properly submitted in accordance with Section 1.4(b), shall be conclusive and binding on the parties hereto. Should the Buyer object to the Blocker Corp. Tax Amount for either of the Blocker Corps., it shall provide in writing its proposed adjustment to the computation of such Blocker Corp. Tax Amount and such Buyer-adjusted amount shall be considered such Blocker Corp. Tax Amount solely to effectuate the Closing and, absent a dispute properly submitted in accordance with Section 1.4(b), shall be conclusive and binding on the parties hereto. The Company, on behalf of BA Blocker Corp., and Allied Blocker Corp. Shareholders, respectively, shall pay to Buyer at Closing the BA Blocker Corp. Tax Amount and Allied Blocker Corp. Tax Amount, respectively, in cash, payable by wire transfer or delivery of other immediately available funds. At Closing, the BA Blocker Corp. Shareholders shall reimburse the Company for such portion of the BA Blocker Tax Amount which is not the responsibility of the Company pursuant to the Company LLC Agreement.

(b) In the event that Buyer, BA Blocker Corp. or Allied Blocker Corp. has a dispute with respect to the BA Blocker Corp. Tax Amount or the Allied Blocker Corp. Tax Amount used to effectuate the Closing, (i) the disputing party shall provide written notice of such dispute to the non-disputing party and (ii) shall submit the dispute for resolution to the Accounting Expert who shall, sitting as experts and not as arbitrators, resolve the dispute. The fees of the Accounting Expert shall be paid equally by the BA Blocker Corp. Shareholders and the Buyer, or by the Allied Blocker Corp. Shareholders and Buyer, as the case may be. The Blocker Corp. Shareholders, the Company and their respective accountants, shall each make readily available to the Accounting Expert all relevant work papers and books and records relating to the Blocker Corps. The Accounting Expert shall make a determination as soon as practicable but in any event within thirty (30) days (or such other time as the parties hereto shall agree in writing) after its engagement, and its resolution of the dispute and its adjustments to the BA Blocker Corp. Tax Amount or the Allied Block Corp. Tax Amount shall be conclusive and binding upon the parties hereto. Within five (5) days of the determination of the BA Blocker Corp. Tax Amount or the Allied Blocker Corp. Tax Amount, Buyer or the Company on the one hand, or Allied Blocker Corp. Shareholders or Buyer on the other hand, as the case may be, shall pay to the other any difference between such amount and the BA Blocker Corp. Tax Amount or the Allied Blocker Corp. Tax Amount used to effectuate Closing, if any. Any payment pursuant to this Section 1.4(b) shall be by wire transfer or delivery of other immediately available funds as directed by the Buyer or the Company or Allied Blocker Corp. Shareholders, as the case may be. The BA Blocker Corp. Shareholders shall immediately reimburse the Company for the portion of any payment in respect of the BA Blocker Corp. Tax Amount made by the Company which is not the responsibility of the Company pursuant to the Company LLC Agreement and the Company shall immediately distribute to the BA Blocker Corp. Shareholders the portion of any payment received by the Company in respect of the BA Blocker Corp. Tax Amount previously reimbursed to the Company by the BA Blocker Corp. Shareholders.

1.5 Pre-Closing Escrow Shares; Registration Rights Agreement.

(a) Simultaneously with the execution and delivery of this Agreement, Buyer shall deliver to the Pre-Closing Escrow Agent a certificate or certificates representing 770,000 shares of Class A Common Stock (the "Pre-Closing Escrow Shares"). The Pre-Closing Escrow Agent shall hold and disburse the Pre-Closing Escrow Shares under the terms of an escrow agreement (the "Pre-Closing Escrow Agreement") in the form previously agreed upon by the parties, which is being executed and delivered by Buyer, the Company, the Sellers' Representatives on behalf of Sellers, and the Pre-Closing Escrow Agent simultaneously with the execution and delivery of this Agreement.

(b) Simultaneously with the execution and delivery of this Agreement, Buyer, the Company and Sellers, are executing and delivering a registration rights agreement in connection with the Pre-Closing Escrow Shares, Merger Shares, Stock Consideration and Warrant Shares (the "Registration Rights Agreement"), in the form previously agreed upon by the parties.

1.6 Escrow Agreement. Buyer and Sellers' Representatives covenant to enter at the Closing into an escrow agreement substantially in the form of Exhibit 1.6 hereto (the "Escrow Agreement"). At the Closing, Buyer shall deliver on behalf of Sellers to the Escrow Agent certificates representing (i) the number of the Merger Shares that are otherwise to be delivered to the Blocker Corp. Shareholders pursuant to this Agreement, and (ii) the number of shares of the Stock Consideration otherwise to be delivered to the Members pursuant to this Agreement, along with executed in blank stock transfers for each certificate, equal in aggregate Market Value to Five Million Dollars ($5,000,000) less the Escrow Amount, if any (collectively, the "Escrow Shares"), such Escrow Shares to be withheld from the Merger Shares and Stock Consideration otherwise deliverable to each of the Blocker Corp. Shareholders and Members in the relative amounts and in the class set forth in Schedule 1. In addition, at the Closing the Buyer shall pay to the Escrow Agent by wire transfer of immediately available funds an amount, if any, determined by the Sellers' Representatives which shall be less than or equal to Five Million Dollars ($5,000,000) (the "Escrow Amount"). The Escrow Amount shall be withheld from the Cash Consideration otherwise deliverable to the Members in accordance with their respective Cash Percentage.

ARTICLE 2

APPLICATION TO AND CONSENT BY COMMISSION

2.1 Commission Consent. Consummation of the purchase and sale provided for herein and the performance of the obligations of the parties hereto to close under this Agreement are subject to the condition that the Commission shall have issued its Final Order (as hereinafter defined).

2.2 Application for Commission Consent. Within ten business days after the execution of this Agreement, the Companies and the Buyer shall jointly file with the FCC applications for transfer of control of the License Subsidiaries from the Sellers to the Buyer (the "Transfer of Control Applications"). The costs of the FCC filing fees in connection with the Transfer of Control Applications shall be divided equally between the Company and the Buyer. The Sellers, the Companies and the Buyer shall thereafter prosecute the Transfer of Control Applications with all reasonable diligence and otherwise use their commercially reasonable efforts to obtain the grant of the Transfer of Control Applications as expeditiously as practicable (but neither the Sellers nor the Buyer shall have any obligation to satisfy complaints of the FCC by taking any steps which would have a material adverse effect upon the Buyer, the Sellers, or the Stations). If the FCC imposes any condition on any party to the Transfer of Control Applications, such party shall use commercially reasonable efforts to comply with such condition; provided, however, that no such party shall be required hereunder to comply with any condition that would have a material adverse effect upon the Buyer, the Sellers or the Stations. Notwithstanding the foregoing sentence, Buyer agrees to divest any media interest which it acquires or agrees to acquire after the date of this Agreement if necessary to obtain FCC approval of the Transfer of Control Applications. The Sellers, the Companies and the Buyer shall jointly oppose any petitions to deny or other objections to FCC grant of any Transfer of Control Applications, and any requests for reconsideration or judicial review of FCC approval of the Transfer of Control Applications and shall jointly request from the FCC an extension of the effective period of FCC approval of the Transfer of Control Applications if the Closing shall not have occurred prior to the expiration of the original effective period of the FCC consent to the Transfer of Control Applications.

2.3 Absence of Commission Consent. This Agreement, prior to the Closing, may be terminated by the Sellers' Representatives, on behalf of the Seller Parties, on the one hand, or Buyer, on behalf of the Buyer Parties, on the other hand, upon written notice to the other(s), if the Initial Order is not issued or the Initial Order has not become a Final Order within twelve (12) months after the date hereof, or if the FCC issues an order (a "Denial Order") denying the Transfer of Control Applications; provided, however, that neither the Sellers' Representatives nor Buyer, as the case may be, may terminate this Agreement if any of the Sellers (in the case of a termination by the Sellers' Representatives) or the Buyer Parties (in the case of a termination by the Buyer) is in material default or breach under this Agreement, or if a delay in any decision or determination by the Commission respecting the Transfer of Control Applications has been caused or materially contributed to (i) by any failure of Sellers or Buyer, as the case may be, to furnish, file or make available to the Commission information within its respective control or, with respect to Sellers, failure to cause the Companies to provide such information; (ii) by the willful furnishing by any of the Seller Parties or Buyer Parties, as the case may be, of incorrect, inaccurate or incomplete information to the Commission; (iii) in the case of an attempt to terminate this Agreement by Buyer, by the acquisition or agreement to acquire or programming after the date of this Agreement by Buyer of any media interest (including the right to program a broadcast station), the possession of which, along with the ownership of any of the Stations, violates the FCC's media ownership rules or policies; or (iv) by any other action taken by any of the Seller Parties or Buyer Parties, as the case may be, for the purpose of delaying the Commission's decision or determination respecting the Transfer of Control Applications.

2.4 Definition of Final Order. For purposes of this Agreement, the term "Final Order" shall mean an order of the Commission which is not reversed, stayed, enjoined or set aside, and with respect to which no timely request for stay, reconsideration, review, rehearing or notice of appeal or determination to reconsider or review is pending, and as to which the time for filing any such request, petition or notice of appeal or for review by the Commission or a court with jurisdiction over such matters, and for any reconsideration, stay or setting aside by the Commission or court on its own motion or initiative, has expired.

2.5 Effect of Termination. No termination under this Article 2 shall affect any rights or obligations under this Agreement arising by reason of any breach or default by any party under this Agreement prior to such termination or any remedy to which any party hereto may be entitled by reason of such breach or termination, each of which shall survive such termination.

ARTICLE 3

CLOSING; DELIVERIES

3.1 Closing. The Closing under this Agreement (the "Closing") shall take place at the offices of Jones, Day, Reavis & Pogue, 3500 SunTrust Plaza, 303 Peachtree Street, Atlanta, Georgia 30308-3242, commencing at 10:00 a.m., Eastern Time, on the later of (i) the tenth (10th) business day after the Initial Order shall have become a Final Order, or (ii) the tenth (10th) business day following the obtaining of the approval required under the HSR Act, or the termination or expiration of the waiting period in respect thereof or (iii) the third (3rd) business day following receipt of the Requisite Buyer Vote or such other date, place or time as the Buyer and the Sellers' Representatives may mutually agree upon in writing. The date of the Closing is herein called the "Closing Date". All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

3.2 Deliveries by Seller Parties. At the Closing, the Seller Parties shall deliver to Buyer:

(a) certificates representing all of the shares of the issued and outstanding capital stock of each Blocker Corp.;

(b) Membership Assignments, duly executed by the Members in respect of all the Membership Interests;

(c) a certificate by an officer of each Blocker Corp., and by an officer, partner or member of each Blocker Corp. Shareholder that is not a natural person, stating that the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been fully authorized by all necessary corporate or other required action and a certificate of incumbency for the officers of each Blocker Corp., and the officers, partners or members of each Blocker Corp. Shareholder;

(d) a certificate by an officer, partner or member of each Member that is not a natural person stating that the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been fully authorized by all necessary corporate or other required action, and a certificate of incumbency for the officers, partners or members of such Member;

(e) a certificate by an officer or manager of the Company stating that the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby have been fully authorized by all necessary limited liability company action and a certificate of incumbency for the officers or managers of Company;

(f) the corporate minute book, stock ledger and all other original and duplicate corporate records of each of the Blocker Corps.;

(g) all minutes and all other original and duplicate limited liability company records of each of the Companies;

(h) a certified copy of the certificate of incorporation of each of the Blocker Corps., including all amendments thereto, and of the certificates of organization of each of the Companies, including all amendments thereto, each dated within ten (10) days of the Closing Date;

(i) a copy of the bylaws of each of the Blocker Corps., including all amendments thereto, certified by an officer of each such Blocker Corp., and copies of the operating agreements of each of the Companies, including all amendments thereto, certified by an officer or manager of each such respective Company;

(j) certificates of good standing with respect to each of the Blocker Corps. and each of the Companies, issued within ten (10) days of Closing by the Secretary of State of the state of its incorporation or organization, as the case may be, and any other jurisdiction in which any of Blocker Corps. and any of the Companies are qualified to do business;

(k) the Escrow Agreement executed by the Sellers' Representatives;

(l) the certificates described in Section 4.1(b) hereof;

(m) opinion of special communications counsel for the Companies, in substantially the form attached as Exhibit 3.2(m) hereto, dated as of the Closing Date, addressed to Buyer;

(n) resignations of each director and officer of each of the Blocker Corps. and each manager and/or officer of each of the Companies;

(o) cash, by wire transfer or other immediately available funds from the Company and Allied Blocker Corp. Shareholders, respectively, in the amount of the BA Blocker Corp. Tax Amount and the Allied Blocker Corp. Tax Amount, respectively;

(p) the Certificate of Merger and Articles of Merger executed by BA Blocker Corp. and Allied Blocker Corp., respectively;

(q) a bring-down Representation Letter executed by BA Blocker Corp. dated as of the Closing Date;

(r) the Class B Shareholder Agreement executed by BACI; and

(s) all other documents required by the terms of this Agreement to be delivered to Buyer at the Closing and such other evidence of the performance of all covenants and satisfaction of all conditions required of any of the Seller Parties by this Agreement, at or prior to the Closing, as Buyer or its counsel may reasonably require.

3.3 Deliveries by Buyer Parties. At the Closing, the Buyer Parties will deliver to Sellers in the case of paragraph (a) below and to Sellers' Representatives in all other cases:

(a) stock certificates representing the Merger Shares and Stock Consideration (not including the Escrow Shares which shall be delivered in accordance with Section 1.6) and the Closing Payments in cash by wire transfer or delivery of other immediately available funds;

(b) satisfactory evidence of the Requisite Buyer Vote;

(c) copies of corporate resolutions of the Board of Directors of each of the Buyer Parties authorizing the execution, delivery and performance of this Agreement and the Transactions Documents to which they are a party and the consummation of the transactions contemplated hereby and thereby, certified by an officer of each of the Buyer Parties and a certificate of incumbency for officers of each of the Buyer Parties;

(d) Warrants in favor of each of the Sellers listed on Schedule 1 executed by the Buyer;

(e) the Escrow Agreement executed by the Buyer;

(f) the certificate of an officer of the Buyer Parties described in Section 4.2(b) hereof;

(g) an opinion of special communications counsel for Buyer, in substantially the form attached as Exhibit 3.3(g) hereto, dated as of the Closing Date, addressed to Sellers' Representatives for the benefit of the Sellers;

(h) the Certificate of Merger and Articles of Merger executed by BA Acquisition Corp., and AA Acquisition Corp., respectively;

(i) a certified copy of the Certificate or Articles of Incorporation of each of the Buyer Parties, including all amendments thereto, dated within ten (10) days of the Closing Date;

(j) certificates of good standing with respect to each of the Buyer Parties issued within ten (10) days of the Closing by the Secretary of State of the State of their incorporation;

(k) Bring-down Representation Letters executed by the Buyer Parties dated as of the Closing Date;

(l) an opinion of counsel for Buyer in customary form as to the authorization and enforceability of this Agreement and the Transaction Documents, addressed to the Sellers' Representatives for the benefit of the Sellers;

(m) the Class B Shareholder Agreement executed by Buyer; and

(n) all other documents required by the terms of this Agreement to be delivered to the Sellers' Representatives at the Closing and such other evidence of performance of all the covenants and satisfaction of all of the conditions required of the Buyer Parties by this Agreement at or before the Closing as the Sellers' Representatives or their counsel may reasonably require.

3.4 Further Assurances. At any time and from time to time after the Closing, and without further consideration, each party shall cooperate and take such actions, and execute such other documents, as may be reasonably requested by another party in order to more effectively transfer the Shares and Membership Interests, to put Buyer in actual possession and operating control, directly or indirectly of the Companies, to issue the Merger Shares and Stock Consideration to the Sellers, and to otherwise carry out the provisions and purposes of this Agreement.

ARTICLE 4

CLOSING CONDITIONS

4.1 Conditions Precedent to the Obligations of the Buyer Parties. The obligations of the Buyer Parties under this Agreement to consummate the transactions contemplated hereby are subject to the satisfaction at or prior to Closing of each of the following conditions all of which may be waived, in whole or in part, by Buyer for purposes of consummating such transactions, but without prejudice to any other right or remedy which Buyer may have hereunder as a result of any misrepresentation by or breach of any covenant or warranty of Seller Parties contained herein or any other certificate or instrument furnished by or on behalf of any of the Seller Parties hereunder:

(a) the representations and warranties made by each of the Seller Parties in this Agreement, any schedules and exhibits hereto and/or any certificates delivered in connection with this Agreement shall be true and correct when made, and shall also be true and correct at the time of Closing, with the same force and effect as though such representations and warranties were made at that time; provided, that for this purpose all qualifications and exceptions contained in such representations and warranties relating to materiality or any similar standard or qualification shall be disregarded; provided further, however, that notwithstanding the foregoing, this condition shall be deemed to be satisfied if all breaches of such representations and warranties without giving effect to the provision indicated above could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) each covenant, agreement and obligation required by the terms of this Agreement to be complied with and performed by the Seller Parties, at or prior to the Closing shall have been duly and properly complied with and performed in all material respects including, without limitation, the execution and delivery of all of the documents described in Article 3 hereof, and the Sellers' Representatives shall deliver to Buyer a certificate dated as of the Closing Date certifying to the fulfillment of this condition and the condition set forth in Section 4.1(a) hereof;

(c) the Initial Order shall have been issued and become a Final Order and the execution and the delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been approved by all regulatory authorities whose approvals are required by law, including without limitation all approvals or expiration or early termination of any waiting period required under the HSR Act;

(d) Buyer shall have received a bring-down opinion from its counsel to the effect that the BA Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, which opinion shall be in customary form reasonably acceptable to Buyer;

(e) this Agreement, the issuance of the Merger Shares, Stock Consideration, Warrants and Warrant Shares, and the transactions contemplated hereby shall have received the Legally Required Shareholder Vote and shall have been approved by the affirmative vote of a majority of the votes actually cast by those holders of shares of Class A Common Stock and Class C Common Stock (excluding any Seller or any Affiliates of any Seller to the extent such Persons hold Class A Common Stock or Class C Common Stock), voting together as a single class in accordance with the provisions of Buyer's Articles of Incorporation, at a meeting of Buyer's shareholders held for such purpose at which a quorum is present (the latter approval, together with the Legally Required Shareholder Vote, being the "Requisite Buyer Vote"); and

(f) the Buyer shall have closed and received funding in respect of the Financing required to consummate the transactions provided for herein pursuant to the Financing Letters, or such other financing or financings enabling the Buyer Parties to consummate such transactions.

4.2 Conditions Precedent to the Obligations of the Seller Parties. The obligations of the Seller Parties under this Agreement to consummate the transactions contemplated hereby are, subject to the satisfaction at or prior to Closing of each of the following conditions all or any of which may be waived, in whole or part, by Seller Parties for purposes of consummating such transactions, but without prejudice to any other right or remedy which Seller Parties may have hereunder as a result of any misrepresentation by or breach of any covenant or warranty of the Buyer Parties contained herein or any other certificate or instrument furnished by the Buyer Parties hereunder:

(a) the representations and warranties made by the Buyer Parties contained in this Agreement or any exhibits hereto or any certificates delivered in connection with this Agreement shall be true and correct when made, and shall also be true and correct at the time of the Closing, with the same force and effect as though such representations and warranties were made at that time; provided, that for this purpose all qualifications and exceptions contained in such representations and warranties relating to materiality or any similar standard or qualification shall be disregarded; provided further, however, that notwithstanding the foregoing, this condition shall be deemed to be satisfied if all breaches of such representations and warranties without giving effect to the provision indicated above could not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect;

(b) each covenant, agreement and obligation required by the terms of this Agreement to be complied with and performed by the Buyer Parties at or prior to the Closing shall have been duly and properly complied with and performed in all material respects including, without limitation, the execution and delivery of all the documents described in Article 3 hereof, and an officer of Buyer shall deliver to Seller Parties a certificate dated as of the Closing Date certifying to the fulfillment of this condition and the condition set forth in Section 4.2(a) hereof;

(c) the Initial Order shall have been issued and become a Final Order and the execution and the delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been approved by all regulatory authorities whose approvals are required by law, including without limitation all approvals or expiration or early termination of any waiting period required under the HSR Act;

(d) The Merger Shares Registration Statement shall have been declared effective by the SEC, and no stop order suspending effectiveness shall be in effect and the Merger Shares, Stock Consideration and Warrant Shares shall have been approved for listing upon notice of issuance by Nasdaq;

(e) BACI shall have received a bring-down opinion from its tax counsel that the BA Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, which opinion shall be in customary form reasonably acceptable to BACI;

(f) this Agreement, the issuance of Merger Shares, Stock Consideration, Warrants and Warrant Shares and the transactions contemplated hereby shall have been approved by the Requisite Buyer Vote;

(g) [intentionally deleted]; and

(h) Sellers' Representatives shall have received evidence reasonably satisfactory to them that all shareholder class action litigation relating to Buyer's restatement of certain revenues and expenses for the first, second and third quarters of fiscal year 1999 have been settled (or the Buyer has a binding agreement from the plaintiffs in that regard and such binding agreement shall not have been withdrawn or terminated by the Buyer and shall have been approved by a final order of the relevant court) or are otherwise no longer pending, and the terms of any such settlement shall be reasonably satisfactory to the Sellers' Representatives; provided, that settlement terms consisting of (i) Buyer's payment of all preexisting insurance proceeds available to it plus cash and shares of Class A Common Stock of no more than the settlement amounts shown on Schedule 4.2 and (ii) Buyer's assumption of such non-monetary obligations that, in the aggregate, would not have a Buyer Material Adverse Effect shall be deemed satisfactory to the Sellers' Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS AND ENTITIES

The Sellers and Entities, severally, hereby make each of the following representations and warranties to and for the benefit of the Buyer Parties as follows:

5.1 Organization and Ownership Structure of the Companies; Standing and Qualification.

(a) Each of the Companies is a limited liability company, validly existing and in good standing under the laws of the jurisdiction of its respective formation. Sellers have delivered to Buyer true, correct and complete copies of the Certificate of Organization and the limited liability company agreements of each of the Companies. Each of the Companies is duly qualified to transact business and is in good standing in each jurisdiction where the character of its respective properties owned or held under lease or the nature of its respective activities makes such qualifications necessary, which jurisdictions are also listed on Schedule 5.1(a), except where failure to be so qualified, individually or in the aggregate, would not have a Company Material Adverse Effect. Each of the Companies has the power and authority to own, lease and operate its assets and to carry on its business in the manner in which it was conducted immediately prior to the date of this Agreement and to carry out the transactions contemplated by this Agreement.

(b) Schedule 5.1(b) sets forth the total membership interest held, whether reflected in units or otherwise, in each of the Companies issued and outstanding and the name of each member and each member's ownership interest in each of the Companies. All such membership interests are validly issued. The Members and Blocker Corps. collectively own all of the title, rights and interest in and to all membership interests of the Company. The Company owns all of the title, rights and interest in all membership interests of Aurora Holding. Aurora Holding owns all of the title, rights and interest in the membership interests of each of the Operating Subsidiaries and the License Subsidiaries. Except as set forth on Schedule 5.1(b), there are no outstanding commitments or plans by any of the Companies, to issue any additional membership interest, to admit any additional members, or to purchase or redeem any membership interest. There are not outstanding any securities or obligations which are convertible into or exchangeable for any beneficial title, rights or interest in the Company or any of the Subsidiaries, other than any rights that are part of the Membership Interests to be acquired by Buyer at Closing or are held by one of the Blocker Corps. as part of its Membership Interest.

5.2 Absence of Equity Investments. Except as described in Section 5.1 and Schedule 5.2 hereto for each of the Companies, the Companies do not, either directly or indirectly, own of record or beneficially any shares or other equity interests in any corporation, partnership, limited partnership, limited liability company, joint venture, trust or other business entity.

5.3 Authorization; No Violation. The execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party have been duly authorized by the Company. Each of this Agreement and the Transaction Documents to which the Company is a party, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws which affect the enforcement of creditor's rights generally or by equitable principles relating to enforceability). Except for the filing of the Transfer of Control Applications, and the granting of the Initial Order and the Final Order in respect thereof, and except as indicated in Schedule 5.3 hereto, the execution, delivery and performance of this Agreement and the Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate any provision of the Certificate of Organization or the limited liability company agreement of any of the Companies, (ii) with or without the giving of notice or the passage of time, or both, result in a breach of, or violate, or be in conflict with, or constitute a default under, or permit the termination of, or cause or permit acceleration under, any Material Contract to which any of the Companies is a party or to or by which it is subject or bound, (iii) require the consent of any party to any Material Contract to which any of the Companies is a party, (iv) result in the creation or imposition of any Lien upon any of the assets of the Companies or (v) violate any law, rule or regulation or any order, judgment, decree or award of any court, governmental authority or arbitrator to or by which any of the Companies is subject or bound. Except for consents contemplated by Article 2 and Section 12.12, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, any governmental or regulatory authority is required to be obtained or made by the Company in connection with the execution, delivery and performance of this Agreement or the Transaction Documents to which the Company is a party or the consummation of the transactions contemplated hereby and thereby.

5.4 Financial Statements.

(a) The Sellers have delivered to Buyer copies of the audited consolidated balance sheets and related statements of income and cash flows of the Companies as of, and for the fiscal years ended, December 31, 2000 and 1999, and the unaudited consolidated balance sheets of the Companies and the related statements of income as of, and for the nine-month period ended, September 30, 2001 (the "Financial Statements"). All of the Financial Statements have been prepared in accordance with generally accepted accounting principles (except for the absence of footnotes and normal and customary year-end adjustments for the unaudited balance sheet and related statements of income and cash flows), consistently applied and maintained throughout the periods indicated, and fairly present in all material respects the financial condition of each of the Companies as at their respective dates and the results of operations for the periods covered thereby. Except as set forth on Schedule 5.4, none of the Companies have any indebtedness for borrowed money or similar liabilities other than liabilities under the Existing Aurora Credit Facilities.

(b) The revenue pacing reports for the Stations delivered to Buyer prior to and after the execution of this Agreement are and shall be true and accurate in all material respects.

5.5 Litigation. Except as set forth in Schedule 5.5 hereto, and except for administrative rule making or other proceedings of general applicability to the broadcast industry, there is no action, suit, proceeding, or arbitration, or to the Knowledge of the Company, investigation pending by or against or affecting any of the Companies. In the aggregate, all actions, suits, proceedings, arbitration and investigations set forth on Schedule 5.5 hereto, if determined adversely to the Company could not reasonably be expected to have a Company Material Adverse Effect. There is not outstanding any order, writ, injunction, award or decree of any court or arbitrator or any federal, state, municipal or other governmental department, commission, board, agency or instrumentality to which any of the Companies is subject or otherwise applicable to the Business, except for immaterial orders, writs, injunctions, awards or decrees, nor is any of them in default with respect to any such order, writ, injunction, award or decree.

5.6 Compliance; Properties; Authorizations.

(a) Except as set forth in Schedule 5.6(a) hereto, each of the Companies has complied in all material respects, with all laws, rules, regulations, ordinances, orders, judgments and decrees applicable to each of the Companies in respect of the Stations, any of the employees thereof, or any aspect of the Stations' operations, including, without limitation, any laws, rules, regulations, ordinances, codes, orders, judgments or decrees as to zoning, building requirements or standards, hiring, employment, or environmental, health and/or safety matters. Except as set forth on Schedule 5.6(a), none of the Companies have violated in any material respect any applicable federal or state law or regulation relating to labor or labor practices, including, without limitation, the provisions of Title VII of the Civil Rights Act of 1964 (race, color, religion, sex and national origin discrimination), 42 U.S.C. section 1981 (discrimination), 41 U.S.C. section 621-634 (the Age Discrimination in Employment Act), 29 U.S.C. section 206 (equal pay), Executive Order 11246 (race, color, religion, sex, and national origin discrimination), Executive Order 11141 (age discrimination), section 503 of the Rehabilitation Act of 1973 (handicap discrimination), 42 U.S.C. sections 12101-12213 (Americans with Disabilities Act), 29 U.S.C. sections 2001-2654 (Family and Medical Leave Act), and 29 U.S.C. sections 651-678 (occupational safety and health). Except as set forth on Schedule 5.6(a), each of the Companies is, and as of the Closing Date will be, in compliance in all material respects with all applicable requirements of the Immigration and Nationality Act of 1952, as amended by the Immigration Reform and Control Act of 1986 and the regulations promulgated thereunder. Except as set forth on Schedule 5.6(a), the Companies have conducted and are conducting the business of the Stations in compliance with all federal and state antitrust and trade regulation laws, statutes, rules and regulations, including without limitation, the Sherman Act, the Clayton Act, the Robinson Patman Act, the Federal Trade Commission Act, state law patterned after any of the above, all laws forbidding price-fixing, collusion, or bid-rigging, and rules and regulations issued pursuant to authority set forth in any of the above. In the aggregate, all items set forth on Schedule 5.6(a) hereto do not and will not have a Company Material Adverse Effect.

(b) License Subsidiaries are collectively the holder of all right, title, interest in and to all licenses, permits, approvals, construction permits and authorizations issued or granted by the FCC for the operation of, or used in connection with or necessary or useful for the operation of the Stations and any and all auxiliary and/or supportive transmitting and/or receiving facilities, boosters and repeaters (the "Seller Commission Authorizations"), for each of the Stations. All Seller Commission Authorizations held by the License Subsidiaries and the corresponding call letters for each of the Stations are listed on Schedule 5.6(b). The Seller Commission Authorizations are in full force and effect. To the Knowledge of the Company, there is not pending any action by or before the FCC to revoke, suspend, cancel, rescind or adversely modify any of the Seller Commission Authorizations (other than proceedings to amend FCC rules of general applicability or in respect of immaterial Seller Commission Authorizations), and there is not now issued or outstanding, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture against any of the Companies with respect to any of the Stations. The Stations are operating in compliance in all material respects with the Seller Commission Authorizations, the Communications Act, and the rules, regulations and policies of the FCC including the FCC's guidelines regarding RF radiation. All FCC regulatory fees for the Stations have been paid, and all broadcast towers from which the Stations operate have been duly registered with the FCC. Other than as permitted by the Commission's rules, the Stations are not shortspaced to any present or proposed broadcast Stations or frequency/channel allotment. The Stations are neither causing, nor receiving, any interference which the FCC would deem to be objectionable.

(c) In addition to the Seller Commission Authorizations, each of the Companies possesses all material licenses, permits, approvals and other authorizations of any Governmental Authority required by such Company in the conduct of its business. Except as identified in Schedule 5.6(c), no application, action or proceeding is pending for the renewal or modification of any such licenses, permits, approvals or authorizations (other than the Seller Commission Authorizations), and no application, action or proceeding is pending or, to the Company's Knowledge, threatened that may result in the denial of the application for renewal, the revocation, modification, non-renewal or suspension of any of such licenses, permits, approvals or authorizations, the issuance of a cease-and-desist order, or the imposition of any administrative or judicial sanction, and, to the Company's Knowledge, there is no basis for any such denial, revocation, modification, non-renewal or suspension of any such order or sanction.

5.7 Assets.

(a) Schedule 5.7(a) contains a list and brief description of all real properties owned (the "Owned Real Property") or leased, including any subleases, (the "Leased Real Property") by the Companies, including all material structures located on the Owned Real Property and the Leased Real Property and any other interest in any real property, including, but not limited to any easements, variances, air rights and all security deposits in respect of the foregoing (together with the Owned Real Property and the Leased Real Property being collectively referred to herein as the "Real Property"). All improvements on the Owned Real Property are built in accordance in all material respects with all applicable laws, ordinances, regulations and orders, including, those applicable to zoning. No law, ordinance, regulation, order, restriction or agreement, including any zoning law, restricts the present use of any Real Property, or to the Knowledge of the Company, any planned expansion or alteration of or addition to the structures located on the Real Property, except in immaterial respects. Except as disclosed on Schedule 5.7(a), the sale of the Shares and Membership Interests will not adversely affect any of the Companies' right to use the Real Property for the same purpose and to the same extent as they were being used by the Companies prior to the date of this Agreement.

(b) Schedule 5.7(b) reflects a value summary of certain assets from the time of acquisition by the Company and lists the Company's significant capital expenditures for certain Stations since their acquisition.

(c) Each of the Companies has good and marketable title to all of the assets and Owned Real Property which it owns or uses or purports to own or use (the "Assets"), subject only to (i) Liens reflected on Schedule 5.7(c), (ii) Liens for Taxes or other governmental charges not yet due and payable, or (iii) inchoate materialmen's, mechanics, carriers, workmen's and repairmen's Liens arising in the ordinary course of business and not yet due and payable or the payment of which is being contested in good faith by appropriate proceedings (the "Permitted Liens"). The Assets, taken as a whole, are in good operating condition and repair, are suitable for the purpose used and are adequate and sufficient for the operations of the Stations (except for routine maintenance and repair). Except as set forth on Schedule 5.7(c), each of the Companies enjoys peaceful possession of all its Real Property.

5.8 Contracts.

(a) Schedule 5.8(a) lists all contracts, agreements, licenses and leases, including, without limitation, all program licenses and agreements and contracts to broadcast product or programs on the Stations to which any of the Companies is a party or bound by as of the date hereof (the "Contracts") but excluding (A) purchase orders for necessary supplies or services for cash made in the ordinary course of business (on customary terms and conditions and consistent with past practice) involving payments or receipts of less than $25,000 in any single case or series of related orders, (B) contracts entered into in the ordinary course of business on customary terms and conditions and involving payments or receipts during the entire life of such contracts of less than $25,000 in the case of any single contract and (C) time sales contracts.

(b) Schedule 5.8(b) lists all guarantees, loan agreements, indentures, mortgages and pledges, all conditional sale or title retention agreements, security agreements, in each case to which any of the Companies is a party or by which any of the Companies is bound.

(c) Schedule 5.8(c) lists all agency and representative agreements and all agreements providing for the services of an independent contractor involving payments during the entire life of the agreement of more than $10,000 to which any of the Companies is a party or by which any of the Companies is bound as of the date hereof.

True and complete copies of all contracts, agreements, plans, arrangements, commitments and documents required to be listed pursuant to this Section 5.8 (to the extent in writing or if not in writing, an accurate summary thereof), together with any and all amendments thereto, have been delivered to Buyer (together with all such contracts entered into after the date hereof, collectively, the "Material Contracts"). All of the Material Contracts are in full force and effect (other than those which have been fully performed). There is not under any Material Contract any existing default by any of the Companies, or to the Knowledge of the Company, any other party thereto, or event which, after notice or lapse of time, or both, would constitute a default (other than immaterial defaults) or result in a right to accelerate or loss of rights (other than immaterial rights). Except as set forth in Schedules 5.8(a)-5.8(c) hereto, none of the Companies is a party to any agreement, contract or commitment outside the ordinary course of business which obligates it or may obligate it in the future to provide advertising time on the Stations on or after the Closing Date as a result of the failure of the Stations to satisfy specified ratings or any other performance criteria, guarantee or similar representation or warranty.

5.9 Accounts Receivable. Schedule 5.9 lists all accounts receivable of all of the Companies, together with an aging thereof as of September 30, 2001. All accounts receivable of the Companies that are reflected on Schedule 5.9 or on the accounting records of any of the Companies as of the Closing Date (the "Receivables") represent and will represent valid obligations arising from sales actually made in the ordinary course of the business of the Companies.

5.10 Insurance. Schedule 5.10 lists all insurance policies maintained by or on behalf of each of the Companies on the date hereof, all of which policies are in full force and effect and all of which policies shall be maintained in full force and effect through the Closing. Except as set forth in Schedule 5.10, there are no pending claims in excess of $10,000 against such insurance policies as to which the insurers have denied liability and there exist no claims in excess of $10,000 that have not been properly or timely submitted by any of the Companies to the related insurer.

5.11 Absence of Changes or Events since Balance Sheet Date. Except as set forth in Schedule 5.11 hereto, since December 31, 2000 the Companies have conducted their respective businesses in all material aspects in the ordinary course consistent with past practices. Without limiting the foregoing, since such date, none of the Companies has:

(i) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities for trade or business obligations incurred in the ordinary course of business and consistent with its prior practice or under the terms of the Existing Aurora Credit Facilities;

(ii) changed the outstanding and issued membership interests in any of the Companies; granted any option or other right to acquire any membership interest in any of the Companies; declared, set aside or paid any dividend (whether in cash, securities or other property) or other distribution or payment in respect of any membership interests in any of the Companies (other than to the extent payable solely to the Company);

(iii) sold, transferred, leased to others or otherwise disposed of, including damage, destruction, or loss of, any of assets which had a book value at the time of the disposition of $50,000 or more, but no more than $200,000 for all dispositions;

(iv) accepted any prepayment for the sale of air time or canceled or compromised any material debt or claim, or waived or released any material right of value or collected or compromised any accounts receivable other than in the ordinary course of business consistent with past practice;

(v) received any written notice of actual or threatened termination of any Material Contract, or suffered any damage, destruction or loss (whether or not covered by insurance), which is material to the Condition of the Company;

(vi) had any material change in its relations with its employees, agents, landlords, advertisers, customers or suppliers or any governmental regulatory authority or self-regulatory authorities;

(vii) made any change or changes (other than in the ordinary course of business, consistent with past practice or according to the existing terms of an employment agreement) in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, conditionally or otherwise, and whether as bonus, extra compensation, pension or severance or vacation pay or otherwise, to any director, officer, employee, salesman, distributor or agent;

(viii) made any capital expenditures or capital additions or betterment in respect of any individual Station in excess of an aggregate of $300,000;

(ix) instituted, settled or agreed to settle (other than involving immaterial cash settlements) any litigation, action or proceeding before any court or governmental body;

(x) changed its accounting practices, methods or principles used other than as required by GAAP; or

(xi) entered into any agreement or made any commitment to take any of the types of actions described in any of subsections (i) through (x) above.

5.12 Intangibles. The Companies own or possess all rights necessary to use the call letters set forth for each Station on Schedule 5.6(b), together with all copyrights, trademarks, trade names, logos, jingles, service marks and other proprietary rights and intangibles and any goodwill associated therewith currently used in connection with the operation of the Stations as presently operated. To the Knowledge of the Company, there is no infringement or unlawful, unauthorized or conflicting use of any of the foregoing, or of the use of any call letters, slogan or logo by any broadcast stations in the areas served by the Stations which may be confusingly similar to any of the call letters, slogans and logos currently used by the Stations. None of the Companies are infringing upon or violating the rights of others in any material respect, nor have any of the Companies received notice that any of the Companies are infringing upon, violating or otherwise acting adversely to any copyrights, trademarks, trademark rights, service marks, service mark rights, trade names, service names, call letters, logos, jingles, licenses or any other proprietary rights owned or used by any other Person. Schedule 5.12 lists all trademarks, trademark registrations, and applications therefor, service marks, service mark registrations, and applications therefor, trade names, patents and patent applications, copyright registrations, and applications therefor, all universal resource locators ("URLs"), domain names, names of web sites, wholly or partially owned, held or used by any of the Companies.

5.13 Environmental Matters.

(a) Except as set forth in Schedule 5.13 hereto, (i) to the Knowledge of the Company no Hazardous Substance (as hereinafter defined) has been stored (in a manner requiring correction or remediation action under or pursuant to environmental laws, rules, ordinances or regulations), treated, released, disposed of or discharged on, about, from or affecting any of the Real Property, (ii) there is not presently and has never been an underground storage tank on any of the Real Property, and (iii) none of the Companies have any liability which is based upon or related to the environmental conditions under or about any of the Real Property. The Companies have all material permits required by environmental laws, rules, ordinances and regulations necessary for their operation and have complied with all environmental, health and safety laws applicable to the Real Property except for such instances of non-compliance which are immaterial in nature and effect. The term "Hazardous Substance" as used in this Agreement shall include, without limitation, oil and other petroleum products, explosives, radioactive materials and related and similar materials, and any other substance or material defined as a hazardous, toxic or polluting substance or material by any federal, state or local law, ordinance, rule or regulation, including asbestos and asbestos-containing materials.

(b) Except as set forth in Schedule 5.13, none of the Companies has (i) given any report or notice to any governmental agency or authority involving the use, management, handling, transport, treatment, generation, storage, spill, escape, seepage, leakage, spillage, emission, release, discharge, remediation or clean-up of any Hazardous Substance on or about any of the Real Property or caused by any of the Companies or any affiliate thereof (a "Hazardous Discharge"), or (ii) received any complaint, order, citation or notice with regard to a Hazardous Substance or any other environmental, health or safety matter affecting any of the Real Property (an "Environmental Complaint"), under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or under any other federal, state or local law, ordinance, rule or regulation.

5.14 Employee Benefits.

(a) Schedule 5.14(a) lists (i) the names, positions and annual base salary rates for all employees whose annual base salary exceeded $40,000 as of September 30, 2001; (ii) any pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan; any medical, vision, dental or other health plan; any life insurance plan or any other employee benefit plan or fringe benefit plan; any other material commitment, payroll practice or method of contribution or compensation (whether arrived at through collective bargaining or otherwise), whether formal or informal, whether funded or unfunded including, without limitation, any "employee benefit plan," as that term is defined in Section 3(3) of ERISA that is currently or has previously been adopted, maintained, sponsored in whole or in part, or contributed to by any of the Companies or an ERISA Affiliate, for the benefit of, providing any remuneration or benefits to, or covering any current or former employee or retiree, any dependent, spouse or other family member or beneficiary of such employee or retiree, or any director, independent contractor, Member, officer or consultant of any of the Companies, or under (or in connection with) which any of the Companies or an ERISA Affiliate has any contingent or noncontingent liability of any kind, whether or not probable of assertion (collectively, the "Company Benefit Plans"). Any of the Company Benefit Plans that is an "employee pension benefit plan," as defined in Section 3(2) of ERISA or an "employee welfare benefit plan" as defined in Section 3(1) of ERISA, is referred to herein as an "ERISA Plan." To the extent that any of the Company Benefit Plans have been reduced to writing, copies thereof have been supplied or made available to the Buyer. In the case of any Company Benefit Plan that is not in written form, the Buyer has been provided with an accurate description of such Company Benefit Plan as in effect on the date hereof. Buyer has been provided with true and correct copies of each of the following items (to the extent that the item is applicable to the particular Company Benefit Plan): (i) the Form 5500 filed for the most recent plan year for which a Form 5500 has been filed prior to the date hereof, including without limitation all schedules thereto and financial statements with attached opinions of independent accountants; (ii) the most recent determination letter from the Internal Revenue Service; (iii) all trust agreements; and (iv) all insurance contracts.

(b) No Company either contributes or is required to contribute to any multiemployer plan, as defined in Section 414(f) of the Code and Section 4001(a)(3) of ERISA. No Company Benefit Plan is subject to Title IV of ERISA and no Company has at any time during the seven year period ending on the date of this Agreement maintained or contributed to, any defined benefit plan covered by Title IV of ERISA, or incurred any liability during such period under Title IV of ERISA, the transactions contemplated by this Agreement will not subject any Company to liability under Title IV of ERISA, and no Company has any liability under Title IV of ERISA. Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code is so qualified, and each related trust is exempt from taxation under Section 501(a) of the Code.

(c) Except as set forth on Schedule 5.14(c), there is no plan or commitment to create any Company Benefit Plan or to modify or change any Company Benefit Plan (other than renewals in the ordinary course of business).

(d) Each of the Company Benefit Plans has been operated and administered in all material respects in accordance with its terms and applicable law. No governmental agency having jurisdiction with respect to a Company Benefit Plan has issued a written notice questioning or challenging the compliance of the Company Benefit Plan with any applicable law. There is no material liability under ERISA or otherwise with respect to any Company Benefit Plan other than for the payment or provision of the benefits due thereunder in accordance with its terms, which has been incurred or, based upon such facts as exist on the date hereof, may reasonably be expected to be incurred.

(e) Except as set forth on Schedule 5.14(e), no amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code. Except as set forth on Schedule 5.14(e), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of any Company of any ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

(f) Except as set forth in Section 5.14(f), there are no unresolved claims or disputes under the terms of, or in connection with, the Company Benefit Plans (other than routine undisputed claims for benefits under the Company Benefit Plans or other immaterial claims or disputes), and no action, legal or otherwise, has been commenced with respect to any claim (including claims for benefits under Company Benefit Plans). To the Knowledge of the Company, no facts exist which could give rise to any actions, audits, suits or claims (other than in the ordinary course).

(g) Neither the Companies nor any ERISA Affiliate, have maintained, and none now maintains, a Benefit Plan providing welfare benefits (as described in Section 3(1) of ERISA) to employees after retirement or other separation of service, except to the extent required under Part 6 of Title I of ERISA and Section 4980B of the Code.

(h) None of the assets of any Company Benefit Plan is invested in employer securities.

(i) There have been no non-exempt "prohibited transactions" (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan and none of the Companies has engaged in any non-exempt prohibited transaction.

(j) There have been no acts or omissions by any Company or any ERISA Affiliate that have given rise to or may give rise to fines, penalties, taxes or related charges under Section 502 of ERISA or Chapter 43 or 47 of the Code for which any Company may be liable.

(k) Adequate accruals for all obligations under the Company Benefit Plans are reflected in the Financial Statements of the Companies and such obligations include or will include a pro rata amount of the contributions which would otherwise have been made in accordance with past practices and applicable law for the plan years which include the Closing Date. All obligations of the Companies under each Company Benefit Plan (i) that are due prior to the Closing Date have been paid or will be paid prior to that date, and (ii) that have accrued prior to the Closing Date have been or will be paid or properly accrued at that time.

(l) There has been no act or omission that would impair the ability of any Company (or any successor thereto) to amend or terminate any Company Benefit Plan in accordance with its terms and applicable law.

(m) No Company Benefit Plan is or at any time was funded through a "welfare benefit fund," as defined in Section 419(e) of the Code, and no benefits under any Company Benefit Plan are or at any time have been provided through a "voluntary employees' beneficiary association" (within the meaning of Section 501(c)(9) of the Code) or a "supplemental unemployment benefit plan" (within the meaning of Section 501(c)(17) of the Code).

5.15 Labor Matters. None of the Sellers knows of any efforts to organize any employees of any Station, and no strike or labor dispute involving any Station has occurred or, to the Company's Knowledge, is threatened. None of the employees of any of the Companies is represented by any labor union nor are there any collective bargaining agreements otherwise in effect with respect to such employees.

5.16 Absence of Undisclosed Liabilities. None of the Companies have any material debts, liabilities or obligations (whether absolute, accrued, contingent or otherwise) relating to or arising out of any act, transaction, circumstance or state of facts which has heretofore occurred or existed, due or payable, other than liabilities (i) reflected or reserved against on the balance sheet as of September 30, 2001, included in the Financial Statements; (ii) which have arisen after September 30, 2001 in the ordinary course of business; (iii) set forth on Schedule 5.16 hereto, none of which, individually or in the aggregate, are material; (iv) for performance under executory contracts after the date hereof; or (v) incurred in connection with the sale of the Company and not in violation of the terms hereof.

5.17 Taxes.

(a) Except as set forth on Schedule 5.17, each of the Companies has been taxed as a pass-through entity or a disregarded entity for federal, state and local income tax purposes for all times, and therefore will have no liability for any federal, state or local income taxes ("Income Taxes").

(b) With respect to all Taxes: (i) Each of the Companies has filed or caused to be filed or shall file or cause to be filed on or prior to the Closing Date, all Tax Returns related to such Taxes which are required to be filed by or with respect to each of the Companies respectively on or prior to the Closing Date (including applicable extensions); (ii) such Tax Returns are, or when filed, will be, timely and complete and accurate; (iii) all such Taxes of the Companies that have become due and are required to be paid by them through the date hereof have been paid in full, and all deposits required by law to be made by the Companies through the date hereof with respect to employees and other withholding Taxes have been duly made; (iv) no deficiency for any Tax or claim for additional Taxes has been proposed, asserted or assessed against any of the Companies in writing and none of the Companies has granted any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to Tax assessment or deficiency; (v) none of the Companies are a party to any Tax allocation or sharing agreement; and (vi) none of the Companies has any liability for the Taxes of any person as a transferee or successor, by contract or otherwise.

5.18 Barter. Schedule 5.18 hereto sets forth as of the respective dates set forth therein, all agreements and arrangements relating to each of the Stations pursuant to which advertising is exchanged for goods and services for which an obligation to broadcast advertising time valued at $5,000 or more per individual agreement is outstanding and indicating the balances thereof (the "Barter Agreements"). The Barter Agreements have been accounted for in the Financial Statements consistent with GAAP in all material respects, including EITF 99-17, Accounting for Advertising Barter Transactions and the barter provisions of FASB Statement 63, Financial Reporting by Broadcasters.

5.19 Related Party Relationships. Except as set forth on Schedule 5.19 hereto, no member nor any affiliate of any member nor any officer or director of any of the Companies possesses, directly or indirectly, any beneficial interests in, or serves as a director, officer, member or employee of any corporation, partnership, firm, association or business organization that is a client, advertiser, lessor, lessee, or other contracting party with any of the Companies.

5.20 Disclosure. The representations and warranties contained in this Article 5 and the Schedules hereto do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements herein or therein contained under the circumstances under which made, not misleading.

5.21 Closing Expenses. Schedule 5.21 sets forth a description of all fees and expenses incurred or to be incurred by the Sellers or the Companies in connection with the transactions contemplated hereby which are in the nature of legal, accounting, broker, investment advisor or other professional fees and expenses, bonus or other compensation payments in respect of employment, including the amounts paid or accrued in respect thereof as of the date hereof, and to the extent Known by the Company an estimate of the amounts payable after the date hereof, or if not known by the Company, the basis or method pursuant to which such amounts will be calculated.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF MEMBERS

Each Member, with respect to itself and not jointly with respect to any of the other Members, hereby represents and warrants to and for the benefit of Buyer as follows:

6.1 Title to Membership Interests. Such Member is the beneficial owner of good and legal title to its respective Membership Interest indicated on Schedule 5.1(b), free and clear of all Liens, except as set forth on Schedule 6.1 and the restrictions set forth in the Company LLC Agreement. At the Closing, such Member shall sell to Buyer good and marketable title to its Membership Interest, free and clear of all Liens.

6.2 Capacity, Power and Authority. Such Member, if a natural person, has the capacity necessary to enter into this Agreement and to carry out the transactions contemplated hereby. Such Member, if not a natural person, possesses all requisite corporate, partnership or limited liability power and authority necessary to enter into this Agreement and carry out the transactions contemplated hereby. Such Member, if not a natural person, is duly organized, validly existing and in good standing under the laws of its formation or incorporation, respectively.

6.3 Authorization; No Violation. The execution, delivery and performance of this Agreement and the Transaction Documents to which such Member is a party have been duly authorized by such Member (if not a natural person). This Agreement and the Transaction Documents to which such Member is a party when executed and delivered by such Member in accordance with the terms hereof, shall each constitute a valid and binding obligation of such Member, enforceable against such Member in accordance with its terms (except as such enforceability may be limited, by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws which affect the enforcement of a creditor's rights generally or by equitable principles relating to enforceability). The execution, delivery and performance of this Agreement and the Transaction Documents to which such Member is a party, and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate any provision of the Certificate of Organization or Formation, or the limited liability company agreement of such Member (if such Member is a limited liability company), (ii) conflict with or violate any provision of the Certificate of Incorporation and Bylaws of such Member (if such Member is a corporation), (iii) conflict with or violate any provision of the Partnership Certificate or Partnership Agreement of such Member (if such Member is a partnership), (iv) except as set forth on Schedule 6.3 hereto require the consent of any third party, (v) result in the creation or imposition of any Lien upon any of the Membership Interests or assets of such Member or (vi) violate any law, rule or regulation or any order, judgment, decree or award of any court, governmental authority or arbitrator to or by which such Member is subject or bound.

6.4 Litigation. Except as set forth on Schedule 6.4 hereto, and except for administrative rule making or other proceedings of general applicability to the broadcast industry and except for the Transfer of Control Applications contemplated by this Agreement and matters pertaining thereto, there is no action, suit or proceeding pending, or to the Knowledge of such Member, threatened against such Member, which in any case or in the aggregate, would affect the ability of such Member to consummate the transactions contemplated hereby. Except as set forth on Schedule 6.4 hereto, there is no outstanding order, writ, injunction, award or decree of any court or arbitrator or any federal, state, municipal or other governmental department, commission, board, agency or instrumentality, to which any such Member is subject, nor is such Member in default with respect to any such order, writ, injunction, award or decree, which in any case or in the aggregate would affect the ability of such Member to consummate the transactions contemplated hereby.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF BACI

BACI represents and warrants to Buyer as follows:

7.1 Organization and Standing. BA Blocker Corp. is a duly organized, validly existing corporation in good standing under the laws of the State of Delaware. BACI has delivered to Buyer true, correct and complete copies of the Certificate of Incorporation and the Bylaws of BA Blocker Corp. BA Blocker Corp. is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualifications necessary, which jurisdictions are listed on Schedule 7.1 hereto. BA Blocker Corp has the power and authority to own, lease and operate its assets and to carry on its business, if any, in the manner in which it was conducted immediately prior to the date of this Agreement.

7.2 Capitalization. The entire authorized capital stock of BA Blocker Corp. (collectively, the "BA Blocker Corp. Stock") consists of (i) 750,000 shares of Preferred Stock, par value $.01 per share, of which 551,405 shares are issued and outstanding, (ii) 100 shares of Class A Voting Common Stock, par value $.01 per share, all of which are issued and outstanding and (iii) 2,000 shares of Class B Nonvoting Common Stock, par value $.01 per share, all of which are issued and outstanding. All the outstanding shares of BA Blocker Corp. Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Schedule 7.2 attached hereto sets forth the number of shares of issued and outstanding BA Blocker Corp. Stock and each holder of such shares both as to legal title and beneficial ownership. Except for this Agreement and the Investor Rights Agreement, there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character relating to the issuance, sale, purchase or redemption of any shares of BA Blocker Corp. Stock; in particular, there are no outstanding commitments or plans by BA Blocker Corp. to issue any additional shares of capital stock, or to purchase or redeem any shares BA Blocker Corp. Stock, nor are there outstanding any securities or obligations which are convertible into or exchangeable for any beneficial shares of BA Blocker Corp. Stock.

7.3 Authorization; No Violation. BA Blocker Corp. has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and each Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Transaction Documents to which BA Blocker Corp. is a party constitute, and when executed and delivered after the date hereof will constitute the legal, valid and binding obligation of BA Blocker Corp. enforceable against BA Blocker Corp. in accordance with the terms hereof and thereof (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws which affect the enforcement of creditor's rights or by equitable principles relating to enforceability). Except for the filing of the Transfer of Control Applications and the granting of the Initial Order and the Final Order, the execution, delivery and performance of this Agreement and the Transaction Documents to which BA Blocker Corp. is a party and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of BA Blocker Corp., (ii) with or without the giving of notice or the passage of time, or both, result in a breach of, or violate, or be in conflict with, or constitute a default under, or permit the termination of, or cause or permit acceleration under, any contract or agreement to which the BA Blocker Corp. is a party or to or by which it is subject or bound, (iii) require the consent of any party to any contract or agreement to which BA Blocker Corp. is a party except for the Company LLC Agreement, (iv) result in the creation or imposition of any Lien upon any of the assets of BA Blocker Corp. or (v) violate any law, rule or regulation or any order, judgment, decree or award of any court, governmental authority or arbitrator to or by which BA Blocker Corp. is subject or bound. Except for the Company LLC Agreement, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, any governmental or regulatory authority or any other third party is required to be obtained or made by BA Blocker Corp. in connection with the execution, delivery and performance of this Agreement or the Transaction Documents to which BA Blocker Corp. is a party or the consummation of the transactions contemplated hereby and thereby.

7.4 Litigation. Except for administrative rule making or other proceedings of general applicability to the broadcast industry, there is no action, suit, proceeding, or arbitration or, to the Knowledge of BACI, investigation pending by or against BA Blocker Corp. There is not outstanding any order, writ, injunction, award or decree of any court or arbitrator or any federal, state, municipal or other governmental department, commission, board, agency or instrumentality to which BA Blocker Corp. is subject nor is it in default with respect to any such order, writ, injunction, award or decree.

7.5 No Investments, Operations, Liabilities. Except for its membership interest in the Company, BA Blocker Corp. does not, either directly or indirectly, own of record or beneficially any shares or other equity interests in any corporation, partnership, limited partnership, limited liability company, joint venture, trust or other business entity. Except as set forth on Schedule 7.5 hereto, BA Blocker Corp. does not, either directly or indirectly, own beneficially any assets, real properties or personal properties and is not party to or governed by any agreement, contract, license or lease, other than the Company LLC Agreement and this Agreement. Except as set forth on Schedule 7.5 hereto, BA Blocker Corp. does not and has not had since the date of its incorporation any employees and has not since the date of its incorporation operated any business whatsoever other than its ownership of Membership Interests. Except as set forth on Schedule 7.5 hereof, BA Blocker Corp. does not have any debts, liabilities or obligations (whether absolute, contingent or otherwise), whatsoever other than in respect of Taxes or contractual obligations under the Company LLC Agreement which are non-monetary in nature.

7.6 Taxes. BA Blocker Corp. has filed or caused to be filed or shall file or cause to be filed on or prior to the Closing Date all Tax Returns which are required to be filed by or with respect to BA Blocker Corp. on or prior to the Closing Date (including applicable extensions). Such Tax Returns are, or when filed, will be, timely and complete and accurate. All Taxes of the BA Blocker Corp. which have come due and are required to be paid by it through the date hereof have been paid in full and all deposits required by law to be made by BA Blocker Corp. through the date hereof with respect to employees and other withholding Taxes have been duly made. No deficiency for any Tax or claim for additional Taxes has been proposed, asserted or assessed against BA Blocker Corp. in writing and BA Blocker Corp. has not granted any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to Tax assessment or deficiency. BA Blocker Corp. has not been a United States real property holding corporation within the meaning of Code section 897(c)(2). BA Blocker Corp. has not been a party to any Tax allocation or sharing agreement. BA Blocker Corp. (A) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (B) has no liability for the Taxes of any person (other than of BA Blocker Corp.) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. All of the representations, warranties and covenants made by BA Blocker Corp. in the Representation Letter to be delivered by BA Blocker Corp. are true and correct.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES OF ALLIED BLOCKER CORP. AND ALLIED BLOCKER CORP. SHAREHOLDERS

Allied Blocker Corp. and Allied Blocker Corp. Shareholders jointly and severally represent and warrant to Buyer as follows:

8.1 Organization and Standing. Allied Blocker Corp. is a duly organized, validly existing corporation in good standing under the laws of the State of Maryland. Allied Blocker Corp. Shareholders have delivered to Buyer true, correct and complete copies of the Articles of Incorporation and the Bylaws of Allied Blocker Corp. Allied Blocker Corp. is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualifications necessary, which jurisdictions are listed on Schedule 8.1 hereto. Allied Blocker Corp has the power and authority to own, lease and operate its assets and to carry on its business, if any, in the manner in which it was conducted immediately prior to the date of this Agreement.

8.2 Capitalization. The entire authorized capital stock of Allied Blocker Corp. (collectively, "Allied Blocker Corp. Stock") consists of 1,000 shares of Common Stock, $0.0001 par value per share, of which 280 shares are issued and outstanding. All the outstanding shares of Allied Blocker Corp. Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Schedule 8.2 attached hereto sets forth the number of shares of issued and outstanding Allied Blocker Corp. Stock and each holder of such shares both as to legal title and beneficial ownership. Except for this Agreement, there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character relating to the issuance, sale, purchase or redemption of any shares of Allied Blocker Corp. Stock; in particular, there are no outstanding commitments or plans by Allied Blocker Corp. to issue any additional shares of capital stock, or to purchase or redeem any shares of Allied Blocker Corp. Stock, nor are there outstanding any securities or obligations which are convertible into or exchangeable for any beneficial shares of Allied Blocker Corp. Stock.

8.3 Authorization; No Violation. Allied Blocker Corp. has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and each Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Transaction Documents to which Allied Blocker Corp. is a party constitute, and when executed and delivered after the date hereof will constitute the legal, valid and binding obligation of Allied Blocker Corp. enforceable against Allied Blocker Corp. in accordance with the terms hereof and thereof (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws which affect the enforcement of creditor's rights or by equitable principles relating to enforceability). Except for the filing of the Transfer of Control Applications and the granting of the Initial Order and the Final Order, the execution, delivery and performance of this Agreement and the Transaction Documents to which Allied Blocker Corp. is a party and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of Allied Blocker Corp., (ii) with or without the giving of notice or the passage of time, or both, result in a breach of, or violate, or be in conflict with, or constitute a default under, or permit the termination of, or cause or permit acceleration under, any contract or agreement to which the Allied Blocker Corp. is a party or to or by which it is subject or bound, (iii) require the consent of any party to any contract or agreement to which Allied Blocker Corp. is a party except for the Company LLC Agreement, (iv) result in the creation or imposition of any Lien upon any of the assets of Allied Blocker Corp. or (v) violate any law, rule or regulation or any order, judgment, decree or award of any court, governmental authority or arbitrator to or by which Allied Blocker Corp. is subject or bound. Except for the Company LLC Agreement, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, any governmental or regulatory authority or any other third party is required to be obtained or made by Allied Blocker Corp. in connection with the execution, delivery and performance of this Agreement or the Transaction Documents to which Allied Blocker Corp. is a party or the consummation of the transactions contemplated hereby and thereby.

8.4 Litigation. Except for administrative rule making or other proceedings of general applicability to the broadcast industry, there is no action, suit, proceeding or arbitration or, to the Knowledge of each of the Allied Blocker Corp. Shareholders, investigation pending against or affecting Allied Blocker Corp. There is not outstanding any order, writ, injunction, award or decree of any court or arbitrator or any federal, state, municipal or other governmental department, commission, board, agency or instrumentality to which Allied Blocker Corp. is subject or otherwise applicable to the Business, nor is it in default with respect to any such order, writ, injunction, award or decree.

8.5 No Investments, Operations, Liabilities. Except for its membership interest in the Company, Allied Blocker Corp. does not, either directly or indirectly, own of record or beneficially any shares or other equity interests in any corporation, partnership, limited partnership, limited liability company, joint venture, trust or other business entity. Allied Blocker Corp. does not, either directly or indirectly, own beneficially any assets, real properties or personal properties and is not party to or governed by any agreement, contract, license or leases, other than the Company LLC Agreement and this Agreement. Allied Blocker Corp. does not and has not had since the date of its incorporation any employees and has not since the date of its incorporation operated any business whatsoever other than its ownership of Membership Interests. Allied Blocker Corp. does not have any debts, liabilities or obligations (whether absolute, contingent or otherwise) whatsoever, other than in respect of Taxes or contractual obligations under the Company LLC Agreement which are non-monetary in nature.

8.6 Taxes. Allied Blocker Corp. has filed or caused to be filed or shall file or cause to be filed on or prior to the Closing Date all Tax Returns which are required to be filed by or with respect to Allied Blocker Corp. on or prior to the Closing Date (including applicable extensions). Such Tax Returns are, or when filed, will be, timely and complete and accurate. All Taxes of Allied Blocker Corp. which have come due and are required to be paid by it through the date hereof have been paid in full and all deposits required by law to be made by Allied Blocker Corp. through the date hereof with respect to employees and other withholding Taxes have been duly made. No deficiency for any Tax or claim for additional Taxes has been proposed, asserted or assessed against Allied Blocker Corp. in writing and Allied Blocker Corp. has not granted any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to Tax assessment or deficiency. Allied Blocker Corp. has not been a United States real property holding corporation within the meaning of Code section 897©(2). Allied Blocker Corp. has not been a party to any Tax allocation or sharing agreement. Allied Blocker Corp. (A) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (B) has no liability for the Taxes of any person (other than of Allied Blocker Corp.) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES OF BLOCKER CORP. SHAREHOLDERS

Each Blocker Corp Shareholder, severally (and not jointly) hereby represents and warrants to and for the benefit of Buyer:

9.1 Title to Shares. Such Blocker Corp. Shareholder is the record and beneficial owner, and has good and legal title to the shares of the respective Blocker Corps. set forth opposite to such Blocker Corp. Shareholder's name on Schedule 7.2 and Schedule 8.2 respectively, free and clear of all Liens. At the Closing, such Blocker Corp. Shareholder shall sell to Buyer good and legal title to such shares, free and clear of all Liens.

9.2 Capacity, Power and Authority. Such Blocker Corp. Shareholder if a natural person, has the capacity necessary to enter into this Agreement and to carry out the transactions contemplated hereby. Such Blocker Corp. Shareholder, if not a natural person, possesses all requisite corporate, limited liability company or partnership power and authority necessary to enter into this Agreement and carry out the transactions contemplated hereby. Such Blocker Corp. Shareholder, if not a natural person, is duly organized, validly existing and in good standing under the laws of its formation or incorporation, respectively.

9.3 Authorization; No Violation. The execution, delivery and performance of this Agreement, and the Transaction Documents to which such Blocker Corp. Shareholder is a party have been duly authorized by such Blocker Corp. Shareholder (if not a natural person). This Agreement and the Transaction Documents to which such Blocker Corp. Shareholder is a party when executed and delivered by such Blocker Corp. Shareholder in accordance with the terms hereof, shall each constitute a valid and binding obligation of such Blocker Corp. Shareholder, enforceable against such Blocker Corp. Shareholder with its terms (except as such enforceability may be limited, by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws which affect the enforcement of a creditor's rights generally or by equitable principles relating to enforceability). The execution, delivery and performance of this Agreement, the Appointment of Sellers' Representatives Agreement and the Transaction Documents to which such Blocker Corp. Shareholder is a party, and the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate any provision of the Certificate of Organization or Formation or the limited liability company agreement (if such Blocker Corp. Shareholder is a limited liability company), (ii) conflict with or violate any provision of the Certificate of Incorporation or the Bylaws of such Blocker Corp. Shareholder (if such Blocker Corp. Shareholder is a corporation), (iii) conflict with or violate any provision of the Partnership Certificate or Partnership Agreement of such Blocker Corp. Shareholder (if such Blocker Corp. Shareholder is a partnership), (iv) except as set forth on Schedule 9.3 hereto, require the consent of any third party, (v) result in the creation or imposition of any Lien upon any of the Shares, or (vi) violate any law, rule or regulation or any order, judgment, decree or award of any court, governmental authority or arbitrator to or by which such Blocker Corp. Shareholder is subject or bound.

9.4 Litigation. Except for administrative rule making or other proceedings of general applicability to the broadcast industry there is no action, suit or proceeding pending, or to the Knowledge of such Blocker Corp. Shareholder threatened against such Blocker Corp. Shareholder, which, in any case or in the aggregate, would affect the ability of such Blocker Corp. Shareholder to consummate the transactions contemplated hereby. Except as set forth on Schedule 9.4 hereto, there is no outstanding order, writ, injunction, award or decree of any court or arbitration or any federal, state, municipal or other governmental department, commission, board, agency or instrumentality, to which any such Blocker Corp. Shareholder is subject, nor is such Blocker Corp. Shareholder in default with respect to any such order, writ, injunction, award or decree, which in any case or in the aggregate would affect the ability of such Blocker Corp. Shareholder to consummate the transactions contemplated hereby.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Company and Sellers that:

10.1 Organization and Standing.

(a) Buyer is a duly organized, validly existing corporation, in good standing under the laws of the State of Illinois.

(b) Buyer is duly qualified to transact business and is in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualifications necessary, except where failure to be so qualified, individually or in the aggregate, could not reasonably be expected to have a Buyer Material Adverse Effect. Buyer has the corporate power and the authority to own, lease and operate its assets and to carry on its business in the manner in which it was conducted immediately prior to the date of this Agreement.

(c) Buyer has delivered to Sellers true and complete copies of the Articles or Certificate of Incorporation and Bylaws in effect as of the date hereof of each of the Buyer Parties.

10.2 Capitalization. The entire authorized capital stock of Buyer consists of 150,000,000 shares of common stock consisting of (i) 100,000,000 shares of Class A Common Stock, par value $.01 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $.01 per share, and (iii) 30,000,000 shares of Class C Common Stock, par value $.01 per share, 250,000 shares of Series A Preferred Stock, par value $.01 per share, and 12,000 shares of Series B Preferred Stock (collectively, the "Authorized Shares"). Of the total authorized Common Stock, as of November 8, 2001, 35,219,416 shares of Common Stock were issued and outstanding, consisting of (i) 27,775,796 shares of Class A Common Stock, (ii) 5,914,343 shares of Class B Common Stock and (iii) 1,529,277 shares of Class C Common Stock. As of November 8, 2001, 130,141 shares of the Series A Preferred Stock were issued and outstanding and 280 shares of the Series B Preferred Stock were issued and outstanding. As of November 8, 2001, there are no options, warrants or other rights to purchase Authorized Shares other than options to purchase an aggregate of 4,595,562 and 2,657,392 shares of Class A Common Stock and Class C Common Stock, respectively, and warrants to purchase an aggregate of 38,883 shares of Class B Common Stock. All of the outstanding Authorized Shares (and any shares issued pursuant to presently outstanding options, if exercised and purchased at the applicable exercise price) were duly authorized and are (or will be when issued and the exercise price paid) validly issued, fully paid and nonassessable. None of the Authorized Shares are entitled to or subject to preemptive rights.

10.3 Authorization; No Violation. Subject to obtaining the Requisite Buyer Vote, the Buyer Parties have all requisite corporate power and authority to enter into, deliver and execute this Agreement and each of the Transaction Documents to which the Buyer Parties are a party and to carry out the transactions contemplated hereby and thereby. This Agreement constitutes and when executed and delivered at the Closing, each of the Transaction Documents to which the Buyer Parties are a party when executed and delivered after the date hereof will constitute the legal, valid and binding obligation of the Buyer Parties, enforceable against each of them in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws which affect the enforcement of creditors' rights generally or by equitable principles relating to enforceability). All corporate proceedings and action required to be taken by the Buyer Parties and their respective Boards of Directors relating to the execution, delivery and performance of this Agreement and the Transaction Documents to which they are a party and the consummation of the transactions contemplated hereby and thereby shall have been duly taken by the Closing. The execution, delivery and performance of this Agreement and Transaction Documents to which the Buyer Parties are a party and any other agreement or document necessary to the consummation of the transactions contemplated hereby and thereby, will not (i) conflict with or violate any provision of the Articles or Certificates of Incorporation or Bylaws of the Buyer Parties, (ii) with or without the giving of notice or the passage of time, or both, result in a breach of, or violate, or be in conflict with, or constitute a default under, or permit the termination of, or cause or permit acceleration under, any material contract or instrument or any debt or obligation to which any of the Buyer Parties are a party or subject, however, to Buyer obtaining the consent of its lenders which will be obtained in connection with the Closing, or (iii) violate any law, rule or regulation or any order, judgment, decree or award of any court, governmental authority or arbitrator to or by which any of the Buyer Parties are subject or bound. Except as set forth on Schedule 10.3, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, any governmental or regulatory authority or any other third party is required to be obtained or made by the Buyer Parties in connection with the execution, delivery and performance of this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

10.4 Litigation. Except as set forth on Schedule 10.4 hereto, and except for administrative rule making or other proceedings of general applicability to the broadcast industry, there is no action, suit, arbitration or proceeding, or to the Knowledge of Buyer, investigation pending by or against or affecting any of the Buyer Parties or any Significant Subsidiary. In the aggregate, all actions, suits, proceedings, arbitrations and investigations set forth on Schedule 10.4, if adversely determined, could not reasonably be expected to have a Buyer Material Adverse Effect and would not adversely affect the ability of the Buyer Parties to consummate the transactions contemplated hereby.

10.5 Merger Shares and Stock Consideration. The Merger Shares and Stock Consideration to be conveyed hereunder and Warrant Shares issuable upon the exercise of the Warrants, are duly authorized for issuance and, if and when issued and delivered by Buyer, will be validly issued, fully paid and non-assessable.

10.6 Buyer SEC Documents. The Buyer's annual report on Form 10-K for its fiscal year ended December 31, 2000, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2001, and June 30, 2001, (iii) its proxy statements relating to meetings of the shareholders of Buyers held since December 31, 2000, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2000; together with any quarterly or annual reports and statements, and schedules filed with the SEC prior to Closing Date (other than the Buyer Proxy Statement or the Registration Statements) are referred to as "Buyer SEC Documents." As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment), the Buyer SEC Documents (i) complied as to form in all material respect with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the foregoing clause (ii) shall not apply to the financial statements included in Buyer SEC Documents (which are covered by the following sentence). The audited consolidated financial statements and unaudited consolidated interim financial statements included in Buyer SEC Documents (including any related notes and schedules) have been prepared in accordance with generally accepted accounting principles (except for the absence of footnotes and normal and customary year-end adjustments for the unaudited balance sheet and related statements of income and cash flow), consistently applied and maintained throughout the periods indicated, and fairly present the financial condition of Buyer and its subsidiaries at their respective dates and the results of operations for the periods covered thereby in all material respects. Since January 1, 2001, Buyer has timely filed all material reports, registration statements and other filings required to be filed by it with the SEC under the rules and regulations of the SEC.

10.7 Financing. True and correct copies of the letter dated as of November 9, 2001 from a financial institution related to a proposed senior secured credit facility (the "Financing Letter") has been provided to the Sellers' Representatives. Buyer believes in good faith that the amount specified in the Financing Letter (such amount is referred to hereinafter as the "Financing") is sufficient to permit Buyer to consummate the transactions provided for in this Agreement. As of the date of this Agreement, Buyer does not have any reason to believe that the Financing will not be available to Buyer to consummate the transactions provided for herein.

10.8 Significant Subsidiaries; Buyer Parties. Each of Buyer's Significant Subsidiaries and Buyer Parties (other than Buyer) (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) has the corporate power and authority to own its properties and to carry on its business as it is now being conducted, and (c) is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except in case of clauses (a) and (c) for jurisdictions in which such failure to be so qualified or to be in good standing in the aggregate would not reasonably be expected to have a Buyer Material Adverse Effect. All outstanding shares of capital stock of the Significant Subsidiaries and Buyer Parties (other than Buyer) are (y) validly issued, fully paid and non-assessable and (z) owned by Buyer, directly or indirectly, free and clear of all Liens, except in the case of clause (z) for Liens contained in credit agreements and similar instruments to which Buyer is a party. Except as disclosed in Buyer SEC Documents, there are no outstanding subscriptions, warrants, options, rights of first refusal, preemptive rights, calls or rights or other arrangements or commitments obligating any Significant Subsidiary or Buyer Parties (other than Buyer) to issue any capital stock or other securities of any Significant Subsidiary or Buyer Parties (other than Buyer), except as would be immaterial to Buyer.

10.9 Proxy Statement; Registration Statement.

(a) The proxy statement (as amended or supplemented, the "Buyer Proxy Statement") to be sent to Buyer's shareholders in connection with the Buyer Shareholders Meeting, will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, and will not (i) on the date the Buyer Proxy Statement is first mailed to the Buyer's shareholders, and (ii) at the time of the Buyer Shareholders Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Buyer Shareholders Meeting which has become false or misleading. Notwithstanding any other representation made in this Section 10.9(a), the Buyer makes no representation or warranty with respect to any written information supplied by the Sellers expressly for the purpose of being contained in the Proxy Statement.

(b) Each Registration Statement will comply in all material respects with the requirements of the Securities Act and with the rules and regulations thereunder and will not, at the time such Registration Statement is declared effective by the SEC, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statement made therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the registration of the Merger Shares or Stock Consideration which has become false or misleading. Notwithstanding any other representation made in this Section 10.9(b), the Buyer makes no representation or warranty with respect to any written information supplied by the Sellers or the Companies expressly for the purpose of being contained in any of the Registration Statements.

10.10 Material Contracts. Neither Buyer nor any of its Significant Subsidiaries has Knowledge of, or has received notice of any violation or default under any material contract (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) to which Buyer or any of its Significant Subsidiaries is a party ("Buyer Material Contracts"), except for such violations or defaults as could not in the aggregate reasonably be expected to have a Buyer Material Adverse Effect.

10.11 FCC Qualifications. There are no facts currently Known to Buyer which, under the Communications Act or the rules, regulations, policies and practices promulgated thereunder, would (a) disqualify the Buyer Parties from becoming the holder of the Commission Authorizations or an owner or operator of the Stations; (b) disqualify the Buyer Parties from consummating the transactions contemplated hereby within the time period contemplated hereby; or (c) otherwise impede in any material respect the consummation of such transactions. As of the date hereof, the Buyer Parties do not possess, and have not entered into any agreement (other than this Agreement) to acquire, any media interests (including the right to program any broadcast stations) in any of the markets in which the Stations operate.

10.12 Legally Required Shareholder Vote. The affirmative vote of a majority of the votes actually cast by the holders of shares of Class A Common Stock and Class C Common Stock, voting together as a single class in accordance with the provisions of Buyer's Articles of Incorporation, at a meeting of Buyer's shareholders held for such purpose at which a quorum is present, and the Class B Consent (collectively, the "Legally Required Shareholder Vote") are the only votes or consents of the holders of any class or series of Buyer's securities necessary under Buyer's Articles of Incorporation, the rules of Nasdaq, or the Illinois Business Corporation Act to approve the issuance of the Merger Shares, Stock Consideration, Warrants and, upon exercise of the Warrants, the Warrant Shares, and the consummation of the transactions contemplated hereby.

10.13 Investment Representations of the Buyer Parties. The Buyer Parties represent, warrant and covenant to and with the Sellers that the Membership Interests to be acquired pursuant to the provisions of this Agreement will be, when delivered, acquired by the Buyer Parties for investment for the account of the Buyer Parties and not with a view to the subsequent resale or other distribution thereof, except within the limitations prescribed under the rules and regulations under the Securities Act, or in some other manner which will not violate the registration requirements of the Securities Act or any applicable "Blue Sky" laws.

10.14 [intentionally deleted]

10.15 No Investments, Operations, Liabilities. The Buyer Parties, other than Buyer, do not, either directly or indirectly, own of record or beneficially any shares or other equity interests in any corporation, partnership, limited partnership, limited liability company, joint venture, trust or other business entity. The Buyer Parties, other than Buyer, do not, either directly or indirectly, own beneficially any assets, real properties or personal properties and are not party to or governed by any agreement, contract, license or leases, other than this Agreement. The Buyer Parties, other than Buyer, do not and have not had since the date of their incorporation any employees and have not since the date of their incorporation operated any business whatsoever. The Buyer Parties, other than Buyer, do not have any debts, liabilities or obligations (whether absolute, contingent or otherwise) whatsoever.

10.16 Disclosure. The representations and warranties contained in this Article 10 and the schedules hereto do not contain any untrue statement of material fact or omit to state any fact necessary in order to make the statements herein or therein contained under the circumstances under which made, not misleading.

10.17 Tax Representations. None of the Buyer Parties is an investment company within the meaning of Section 368(a)(2)(F) of the Code. Buyer owns 100% of the outstanding shares of capital stock and is in control (within the meaning of Section 368(c) of the Code) of both BA Blocker Acquisition Corp. and Allied Blocker Acquisition Corp., and Buyer has no current plan or intention to cause the issuance of additional shares of capital stock that would cause Buyer to lose such control of either BA Blocker Acquisition Corp. or Allied Blocker Acquisition Corp. The Buyer is not aware of any fact or circumstance that could reasonably be expected to prevent either the BA Merger or the Allied Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. All of the representations, warranties and covenants made by the Buyer Parties in the Representation Letters to be delivered by the Buyer Parties are true and correct.

10.18 Commission Authorizations. Buyer and its subsidiaries are collectively the holder of all right, title, interest in and to all licenses, permits, approvals, construction permits and authorizations issued or granted by the FCC for the operation of, or used in connection with or necessary or useful for the operation of the Buyer Stations and any and all auxiliary and/or supportive transmitting and/or receiving facilities, boosters and repeaters ("Buyer Commission Authorizations") for each of the Buyer Stations. Such Buyer Commission Authorizations are in full force and effect. To the Knowledge of the Buyer, there is not pending any action by or before the FCC to revoke, suspend, cancel, rescind or adversely modify any such Buyer Commission Authorizations (other than proceedings to amend FCC rules of general applicability or in respect of immaterial Buyer Commission Authorizations), and there is not now issued or outstanding, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or notice of forfeiture against Buyer or its subsidiaries with respect to any of the Buyer Stations. The Buyer Stations are operating in compliance in all material respects with the Buyer Commission Authorizations, the Commissions Act, and the rules, regulations and policies of the FCC, including the FCC's guidelines regarding RF radiation.

10.19 Investment Company. None of the Buyer Parties is an investment company within the meaning of the Investment Company Act of 1940, as amended.

ARTICLE 11

SECURITIES LAWS

11.1 No Registration Statement. The Sellers understand that the Merger Shares and Stock Consideration to be issued and delivered to the Sellers pursuant to the provisions of this Agreement constitute restricted securities and will not be issued pursuant to a registration statement under the Securities Act, or any applicable "Blue Sky" laws, in reliance upon exemptions contained in the Securities Act and the general rules and regulations under the Securities Act promulgated by the SEC and comparable exemptions from any applicable "Blue Sky" laws.

11.2 Investment Representations of Sellers. Each of the Sellers, severally (and not jointly), represents, warrants and covenants to and with the Buyer that (i) the Merger Shares and Stock Consideration to be issued and delivered to the Sellers pursuant to the provisions of this Agreement will be, when issued and delivered, acquired by the Sellers for investment for the account of the Sellers and not with a view to the subsequent resale or other distribution thereof, except within the limitations prescribed under the rules and regulations under the Securities Act, or in some other manner which will not violate the registration requirements of the Securities Act or any applicable "Blue Sky" laws, and (ii) such Seller is an "accredited investor" as defined in Rule 501 promulgated under the Securities Act.

11.3 Conditions Precedent to Transfer of Merger Shares and Stock Consideration. The Sellers acknowledge that they understand, consent and they hereby agree, that transfer of the Merger Shares and Stock Consideration received by the Sellers under this Agreement, including a transfer described in Section 11.2, will be permitted or allowed only when:

(a) Any of the Sellers is making such transfer or sale in compliance with Rule 144 of the general rules and regulations under the Securities Act promulgated by the SEC ("Rule 144") and any applicable "Blue Sky" laws, or

(b) such request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Buyer, to the effect that neither the sale nor the proposed transfer results in a violation of the Securities Act or the rules and regulations thereunder or applicable "Blue Sky" laws, or

(c) such request for transfer is accompanied by a "no-action" letter from the SEC and any applicable state securities regulatory agency with respect to the proposed transfer, or

(d) a registration statement under the Securities Act and any applicable "Blue Sky" laws is then in effect with respect to such shares.

ARTICLE 12

CERTAIN COVENANTS

12.1 Conduct of Business. Prior to the Closing, the Companies shall not, and the Sellers shall cause the Companies not to and the Companies and the Sellers shall not permit the Stations to:

(a) by any act or omission surrender, modify adversely, forfeit, or fail to renew under regular terms any Seller Commission Authorizations for any of the Stations, or give the FCC grounds to institute any proceeding for the revocation, suspension or modification of any Seller Commission Authorizations for any of the Stations, or fail to use commercially reasonable efforts to prosecute any pending application with respect to any of the Seller Commission Authorizations, except in each instance for immaterial Seller Commission Authorizations;

(b) issue any membership interest or any other interest convertible into a membership interest in any of the Companies or grant any option to acquire any membership interest in any of the Companies;

(c) declare, set aside or pay any dividend or other distribution in respect of any Membership Interest of the Companies except as set forth on Schedule 12.1(c);

(d) terminate any Material Contract or amend any Material Contract, or cancel, modify or waive any material debts or claims held in respect of the Business or by any of the Companies or waive any material rights of value, except in the ordinary course of business consistent with past practice;

(e) do any act or omit to do any act which will cause a material breach or default in any of the Material Contracts;

(f) mortgage, pledge or subject to any Lien or other encumbrance (other than a Permitted Lien) any portion of the Companies' Assets other than pursuant to the Existing Aurora Credit Facilities;

(g) sell, transfer or otherwise dispose of any of the Business' or any of the Companies' Assets valued at more than $50,000 in the aggregate;

(h) except for the plan noted on Schedule 12.1(h), adopt or amend any Company Benefit Plan (or any plan that would be a Company Benefit Plan if adopted), except for the renewal of Company Benefit Plans in the ordinary course of business, or enter into, adopt, extend (beyond the Closing Date), renew or amend any collective bargaining agreement or other contract with any labor organization, union or association, except in each case as required by applicable laws;

(i) grant to any executive officer or employee of any of the Companies any increase in compensation or benefits, except in the ordinary course of business and consistent with past practice or as may be required under existing agreements;

(j) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness other than pursuant to the Existing Aurora Credit Facilities;

(k) except as provided on Schedule 12.1(k), pay, loan or advance any amount to, or sell, transfer or lease any of the Companies' Assets to, or enter into any agreement or arrangement with an Affiliate;

(l) make any change in any method of accounting or accounting practice or policy other than those required by GAAP;

(m) except as provided on Schedule 12.1(m), acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets that are valued, individually or in the aggregate, in excess of $200,000;

(n) make or incur any capital expenditure that, individually or in the aggregate, is in excess of $300,000;

(o) enter into any lease of real property, or enter into any contract involving payments or receipts during the life of the contract of more than $50,000, or a term of more than six (6) months without the consent of Buyer, not to be unreasonably withheld;

(p) accelerate the collection of or discount or factor its accounts receivable other than in the ordinary course consistent with past practices;

(q) as to any of the Companies, by any act or omission, permit any of the Companies to undertake any action or omission which would cause it to breach any of the representations set forth in Article 5; or

(r) authorize any of, or commit or agree to take, whether in writing or otherwise, to do any of the foregoing.

12.2 Operations of Each of Companies. During the period from the date of this Agreement to the Closing Date, the Sellers shall cause the Companies to be operated and conducted in the ordinary course of business and consistent with past practices in all material respects. The Sellers shall have sole responsibility for the Stations and their operations, and during such period, the Sellers shall and shall cause the Companies to:

(a) operate the Stations in a manner consistent with the normal and prudent operation of commercial broadcast radio stations of similar size and format and in accordance in all material respects with the rules and regulations of the Commission and the Seller Commission Authorizations, and file all reports, applications, responses and other documents required to be filed with respect to the Stations during such period, and deliver to Buyer within five (5) days after filing thereof with the Commission copies of any and all such reports, applications, responses and/or other documents, including a copy of any Commission inquiries to which the filing is responsive (and in the event of an oral Commission inquiry, Company will furnish a written summary thereof);

(b) use their commercially reasonable efforts to preserve intact the goodwill and staff of the Companies, and the relationships of any of the Companies with advertisers, customers, suppliers, employees, contracting parties, governmental authorities and others having business relations with such Company;

(c) maintain in full force and effect all material Permits which are presently held and are required for the operation of the Business as presently conducted;

(d) maintain all of the material Assets of the Companies in a manner consistent with past practices, reasonable wear and tear excepted and maintain the types and levels of insurance currently in effect in respect of the Assets, including Real Property;

(e) subject to Section 13.1(g), upon any damage, destruction or loss to any material Asset, apply any insurance proceeds received with respect thereto to the prompt repair, replacement and restoration thereof to the condition of such Asset or other property of any of the Companies before such event or, if required, to such other (better) condition as may be required by applicable laws;

(f) manage the working capital of each of the Companies consistent with past practices, except for the repayment of the Existing Debt;

(g) prior to or simultaneously with the Closing, pay or cause to be paid in full all of the expenses of any of the types referred to in Section 5.21, including, without limitation, all such expenses incurred on or prior to Closing or for which any of the Companies are or may become liable whether or not due and payable under their terms; and

(h) after giving effect to the payment of the expenses referred to in Section 12.2(g) above, and any distributions described in Schedule 12.1(c), maintain a minimum of $500,000 of cash on the Closing Date (in addition to the Blocker Corp. Tax Amount payable pursuant to Section 1.4 hereof).

12.3 Conduct of Blocker Corps. Business. The BA Blocker Corp. Shareholders with respect to BA Blocker Corp., and the Allied Blocker Corp Shareholders with respect to Allied Blocker Corp., covenant to operate such Blocker Corp. in the ordinary and usual course of business and consistent with past practices. Without limiting the foregoing, the Blocker Corps. shall not, and the BA Blocker Corp. Shareholders shall not cause or permit BA Blocker Corp. to, and the Allied Blocker Corp. Shareholders shall not cause or permit Allied Blocker Corp. to, prior to the Closing:

(a) issue or sell any shares of stock or securities convertible into or exchangeable for shares of stock in such Blocker Corp. or grant any share option right to purchase any shares of stock of any securities convertible into or exchangeable for shares of stock in such Blocker Corp.;

(b) declare, set aside or pay any dividend or other distribution in respect of such securities; or

(c) by any act or omission, permit such Blocker Corp. to undertake any action or omission which would cause it to breach any of the representations set forth in Articles 7 or 8, respectively.

12.4 Conduct of Buyer's Business; Operations of Buyer. During the period from the date of this Agreement to and including the Closing Date, Buyer shall, and shall cause the Significant Subsidiaries to, operate the Buyer Stations and to conduct the business of Buyer and each Significant Subsidiary in all material respects in the ordinary course of business, consistent with past practices. During the period from the date of this Agreement to the Closing Date, Buyer shall and shall cause its Significant Subsidiaries to operate the Buyer Stations in a manner consistent with the normal and prudent operation of commercial broadcast radio stations of similar size and format and in accordance in all material respects with the rules and regulations of the FCC and the Buyer FCC Licenses, except to the extent that failure to do so would not have a Buyer Material Adverse Effect. During this period from the date of this Agreement to and including Closing, Buyer shall not undertake any of the activities listed on Schedule 12.4 hereto except as provided therein.

12.5 Changes in Information. During the period from the date of this Agreement to the Closing Date, each of the Seller Parties shall give Buyer, and Buyer shall give the Seller Parties prompt written notice of any change in, or any of the information contained in, the representations and warranties made in or pursuant to this Agreement by such Seller Party or the Buyer Parties, respectively, or of any event or circumstance which, if it had occurred on or prior to the date hereof, would cause any of such representations or warranties not to be true and correct.

12.6 Restrictions on Buyer. Nothing contained in this Agreement shall give Buyer any right to control the programming or operations of the Stations prior to the Closing Date and the Companies shall have complete control of the programming and operation of the Stations between the date hereof and the Closing Date.

12.7 Access to Information.

(a) During the period from the date of this Agreement to the Closing Date, Buyer and its accountants, counsel and other representatives, shall, upon prior written or telephone notice of at least one day, be given reasonable and continuing access during normal business hours to all of the facilities, properties, books and records of each of the Companies, and they shall be furnished with such documents and information with respect to the affairs of each of the Companies and the Stations as from time to time may reasonably be requested, and, in furtherance thereof, including all accounting records and working papers pertaining to the Financial Statements. Buyer may retain an engineering firm of its own choosing, and at its cost, to conduct engineering due diligence into the adequacy, operation and condition of the Stations, and the transmission, receiving, broadcast, studio and production machinery, equipment, towers and facilities of and/or relating to the Stations, and their compliance with the standards of applicable law.

(b) From and after the Closing Date, Buyer shall provide to each Seller Party, upon reasonable prior notice and during normal business hours, reasonable access to the books and records of the Companies and Blocker Corps. related to the period ending on the Closing Date as may be necessary for Tax filings, the defense of third party claims pursuant to Section 14.4 hereof, and other proper purposes, subject to the confidentiality obligations of Section 12.22 hereof.

12.8 No Shop. The Sellers agree that from and after the date hereof and until the earlier of the termination of this Agreement in accordance with the terms hereof, the Closing Date or a date which is twelve (12) months after the date hereof, the Sellers will not sell, transfer or otherwise dispose of any direct or indirect equity or other interest in any of the Companies or Blocker Corps. or any material portion of the Assets of the Companies, and the Seller Parties will not seek and will not provide any information in connection with inquiries or proposals, or enter into or pursue any discussions, or enter into any agreements (oral or written), with respect to, the sale or purchase of any direct or indirect equity or other interest in any of the Companies or Blocker Corps., or any option or warrant with respect to such interest, or the merger, consolidation, sale, lease or other disposition of all or any material portion of the assets, business, rights or Commission Authorizations of any of the Companies or the Stations; provided that any Seller may transfer its interest in the Company or any Blocker Corps. to an affiliate or to a family member or trust established for such Seller or any family member of such Seller who agrees to be bound by the terms and conditions hereof in form and substance reasonably satisfactory to Buyer.

12.9 Environmental Notices. In the event that, on or prior to the Closing Date, any of the Seller Parties receives any notice or advice in connection with any of the Companies from any governmental agency or authority or any other source with respect to a Hazardous Discharge or presence of a Hazardous Substance, Sellers' Representatives shall immediately notify Buyer and furnish to Buyer a copy of any such notices, correspondence and other documentation. Sellers shall promptly conduct all investigations, studies, sampling and testing which may be appropriate in connection with any such notice or advice and in accordance with all applicable federal, state and local laws, ordinances, rules and regulations, and keep Buyer informed of all developments in any such matter.

12.10 Supplying of Financial Statements. Sellers' Representatives covenant to deliver to Buyer all regularly prepared unaudited financial statements of any of the Entities prepared after the date of this Agreement in format historically utilized internally, as soon as available, which statements shall be issued no less frequently than monthly.

12.11 Non-Compete Agreements. Simultaneously with the execution and delivery of this Agreement, the Sellers listed on Schedule 12.11 and Buyer have executed a Non-Compete Agreement in the form previously agreed upon.

12.12 HSR Filings. As soon as practicable after the execution hereof, but in no event later than twenty (20) business days after the execution hereof, Buyer and the Sellers' Representatives on behalf of Sellers and the Companies shall each make the required filings in connection with the transactions contemplated hereby under the HSR Act with the FTC and the Antitrust Division of the United States Department of Justice, and shall request early termination of the waiting period with respect to such filings. As promptly as practicable from time to time after the date of this Agreement, each party shall make all such further filings and submissions and take such further action as may be required in connection therewith and shall furnish all other information necessary therefor. The Sellers' Representatives and Buyer shall notify the other immediately upon receiving any request for additional information with respect to such filings from either the Antitrust Division or the FTC and the party receiving such request shall use its best efforts to comply with such request as soon as reasonably possible. Neither party shall withdraw any filing or submission without the prior written consent of the other. All fees in connection with the required filings shall be borne one-half (1/2) by the Buyer and one-half (1/2) by the Company.

12.13 Shareholder Meeting; SEC Filings. Buyer shall duly call and hold a meeting of its shareholders ("Buyer Shareholders Meeting") as soon as reasonably practicable for the purpose of approving the issuance of the Merger Shares and Stock Consideration and the transactions contemplated by this Agreement. Buyer shall include in the Buyer Proxy Statement the recommendation of its Board of Directors that its shareholders vote in favor of the issuance of the Merger Shares and Stock Consideration, subject to the duties of the Board of Directors of the Company to make any further disclosure to the shareholders (which shall not, unless expressly stated, constitute a withdrawal or adverse modification of such recommendation). Buyer shall give Sellers' Representatives a reasonable opportunity to review and comment on the Buyer Proxy Statement before it is filed with the SEC. In connection with such meeting and the transactions contemplated hereunder, Buyer will (i) prepare and file with the SEC, use reasonable efforts to have cleared by the SEC, and thereafter mail to its shareholders the Buyer Proxy Statement and any and all amendments or supplements thereto and all other materials appropriate for such meeting; (ii) use its reasonable best efforts to obtain the Requisite Buyer Vote and (iii) otherwise comply with all legal requirements applicable to such meeting.

12.14 Public Announcement. In the event that any party hereto determines that an announcement or press release is appropriate under any circumstances relating to the Agreement or the transaction contemplated hereby, the parties shall consult with each other regarding form and content and timing of such announcement or press release.

12.15 Filing of Tax Returns.

(a) The Sellers, severally (and not jointly), covenant to cause the Companies', the BA Blocker Corp. Shareholders, severally (and not jointly), covenant to cause BA Blocker Corp.'s and the Allied Blocker Corp. Shareholders, severally (and not jointly), covenant to cause the Allied Blocker Corp.'s federal, state and local Tax Returns for the taxable years or periods that end on or prior to the Closing Date to be prepared and timely filed (all such Tax Returns being "Seller Returns"). All such Seller Returns shall be prepared and filed in a manner that is consistent with prior practice, except as required by applicable law. The Sellers, severally (and not jointly), covenant to cause the Companies', the BA Blocker Corp. Shareholders, severally (and not jointly), covenant to cause BA Blocker Corp.'s and the Allied Blocker Corp. Shareholders, severally (and not jointly), covenant to cause the Allied Blocker Corp.'s federal, state and local Tax Returns for the taxable years or periods beginning before and ending after the Closing Date ("Straddle Returns") to be prepared and timely filed. The Sellers shall submit all Straddle Returns of the Company and the BA Blocker Corp., and the Allied Blocker Corp. Shareholders shall submit all Straddle Returns of the Allied Blocker Corp., to Buyer at least thirty (30) days prior to the date they must be filed. Buyer shall notify Sellers, the BA Blocker Corp. Shareholders, and Allied Blocker Corp. Shareholders, as applicable, of any proposed revisions to such Straddle Returns within fifteen (15) days after receipt of such Straddle Returns. Sellers, the BA Blocker Corp. Shareholders, or Allied Blocker Corp. Shareholders, as applicable, and Buyer agree to attempt to resolve in good faith any dispute concerning the reporting of any item of such Straddle Return. In the event the Sellers, BA Blocker Corp. Shareholders, or Allied Blocker Corp. Shareholders, as applicable, and the Buyer are unable to resolve such dispute, the Accounting Expert shall resolve such dispute and Sellers, BA Blocker Corp. Shareholders, or Allied Blocker Corp. Shareholders, as applicable, and Buyer agree that the decision of such firm shall be binding and conclusive on Sellers, BA Blocker Corp. Shareholders, or Allied Blocker Corp. Shareholders, as applicable, and Buyer. The Sellers, BA Blocker Corp. Shareholders, and Allied Blocker Corp. Shareholders, as applicable, and Buyer hereby agree to provide each other with such cooperation and information as any of them may reasonably request in filing any Seller Return, Straddle Return, amended tax return or claim for refund, determining a liability for Taxes or a right to refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation shall include the retention and provision of records and information relevant to any such return, audit litigation or other proceedings. All such information shall be true, correct and accurate.

(b) Buyer shall not file or cause to be filed any amendment with respect to any Seller Return or any Straddle Return without the consent of the Sellers' Representatives.

12.16 Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including all penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the Company when due, and the Company will file all necessary Tax Returns and other documentation with respect to such Taxes, fees and charges.

12.17 Evidence of Title. Prior to Closing, Buyer, at its sole cost and expense, may order title insurance commitments (the "Commitments") issued by a licensed title insurer chosen by Buyer agreeing to issue to Buyer, on the Closing Date, ALTA lender's policies of title insurance with respect to each Site in form and substance satisfactory to Buyer. The Company shall cooperate with Buyer in all respects in securing the Commitments; provided, however, that the securing of such Commitments shall not constitute a condition precedent to Buyer's obligation to consummate the transactions contemplated hereby.

12.18 Surveys. Prior to Closing, Buyer, at its sole cost and expense, may order "AS BUILT" surveys (the "Surveys") of the Sites prepared by a surveyor chosen by Buyer. Each Survey shall include such matters as Buyer shall require. The Company shall cooperate with the Buyer in all respects in securing the Surveys; provided, however, that the securing of such Surveys shall not constitute a condition precedent to Buyer's obligation to consummate the transactions contemplated hereby.

12.19 Environmental Audits. In the event that environmental audits for any Site are warranted, in the opinion of Buyer, Buyer shall have prepared with the cooperation of Sellers and the Company, if Buyer so chooses, such audits, and the cost of such environmental audits shall be borne by the Buyer. The environmental audits may include without limitation the following: (i) a description of the scope of the engineer's investigation which shall include all of the following: (a)  a search and examination of the records of governmental agencies (local, state and federal) on any environmental matters; (b) physical inspection of the Sites to identify potential environmental problems (including but not limited to asbestos, radon gas and underground storage tanks); (c) a tour of the area around the Sites to determine potential source of environmental problems; (d) a review of the location of federal, state, and local hazardous waste sites in the vicinity and their effect on the Sites; (e) interviews of employees of the Companies and owners of land adjacent to the Sites; and (f) a review of the prior ownership and use of the Sites; and (ii) a written analysis of the findings of the engineer's investigation. No soil or groundwater samples shall be taken as part of such audit, except as reasonably required by Buyer at reasonable times and with the Company having the right to have a representative present.

12.20 Inspections, Reports and Studies. Prior to the Closing, Buyer may, at Buyer's sole cost and expense, in each case at reasonable times and with the Company having the right to have a representative present, perform a structural and mechanical inspection (the "Inspection") of the Sites to determine that the structural improvements (including but not limited to, the towers located thereon), the mechanical and utility systems (including but not limited to, the HVAC, plumbing, electric, gas and sewer) and the Assets are in good working order and condition. The Company shall deliver to Buyer, within five (5) business days after written request from Buyer, any information and data pertaining to the Sites in the possession of any of the Companies including but not limited to, any title work, surveys, soil boring tests, environmental reports, engineering feasibility studies, land use plans, plans and specifications, zoning permits, building permits, appraisals, inspection reports, maintenance agreements and utility contracts, and Buyer may, at Buyer's sole cost and expense, perform such further soil tests, engineering feasibility studies, market feasibility studies and other tests and studies as it deems necessary or desirable in connection with the Property (collectively, the "Tests"). Buyer shall cause each of its agents, contractors, consultants or other representatives performing any Tests, prior to entering upon any of the Sites, to deliver to the Company evidence of liability insurance naming the Company as an additional insured with a combined single limit of not less than $5,000,000. During the course of the Inspection or any Tests, Buyer shall not cause, and shall not suffer or permit to occur, any damage or injury to the Assets or any portion thereof or any other property located in or on the Sites and Buyer shall not cause, and shall not suffer or permit to occur, any material interference with the management or operation of the Sites. If as a result of any entry or activities conducted in, on or about the Sites by Buyer or any of its agents, contractors, consultants or other representatives, whether prior to or on or after the date of this Agreement, the Assets or any portion thereof sustain or sustained any damage or other injury, Buyer shall be required to accept the Assets subject to any such damage or injury without any claim or offset on account thereof, and if the Closing shall fail to occur for any reason, Buyer shall pay to Sellers, on demand, the cost to restore the Assets in question to a condition which is near as possible to their original condition as existed prior to such entry or activities.

12.21 Buyer's Actions. Buyer agrees that neither it nor any of its Significant Subsidiaries shall knowingly take any actions, including the acquisition of or agreement to acquire media interests (including the right to program broadcast stations), which would cause any delay of the granting of FCC consent, or the expiration of any applicable waiting period or early termination under the HSR Act.

12.22 Confidentiality. Except and to the extent required by law, Buyer, Sellers and Sellers' Representatives hereby agree not to disclose or use, and to cause their respective representatives and their respective subsidiaries and their representatives not to disclose or use, any confidential information with respect to any party hereto furnished, or to be furnished, by such party or their respective representatives in connection with the transactions contemplated by this Agreement at any time or in any manner other than in connection with the transactions contemplated by this Agreement.

12.23 Voting Agreement; Class B Consent. Buyer has obtained an agreement from Lewis W. Dickey, Jr., CML Holdings, LLC, and Richard W. Weening and each of their Affiliates to vote their shares of Buyer in favor of this Agreement, the issuance of the Merger Shares, Stock Consideration, Warrants and Warrant Shares and the other actions required by this Agreement, a copy of which agreement has been provided to the Sellers' Representatives, and the Class B Consent, a copy of which has been provided to the Sellers' Representatives.

12.24 Information Provided by Sellers. The Sellers covenant and agree to cause the Company and the Company warrants and agrees, to provide to Buyer such information, including such information about the Entities as may be necessary to enable Buyer to prepare and file with the SEC the Proxy Statement and the Registration Statements, or any other appropriate registration statement under the Securities Act, and the rules and regulations promulgated thereunder. The Seller Parties covenant (i) that the information provided to be included in the Proxy Statement at the time the Proxy Statement is first mailed to the stockholders of Buyer, and at the time of the Buyer Shareholders Meeting, and (ii) that the information provided to be included in any Registration Statement at the time such Registration Statement is declared effective by the SEC, will not contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading, or omit to state any material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Buyer Shareholders Meeting or with respect to the registration of the Merger Shares and Stock Consideration which has become false or misleading.

12.25 Tax Matters. Simultaneously with the execution and delivery of this Agreement, the Buyer Parties and BACI have received opinions from their respective counsel to the effect that the BA Merger will qualify as a reorganization pursuant to Section 368(a) of the Tax Code, and Buyer and BA Blocker Corp. have delivered representation letters to each other's counsel in agreed form supporting such opinions, and the Buyer Parties have delivered a representation letter in agreed form to the Allied Blocker Corp. Shareholders (the "Representation Letters"). The Buyer Parties and each Blocker Corp. and Blocker Corp. Shareholders as applicable shall (i) take such actions, or refrain from taking such actions, as may be reasonably necessary so that the BA Merger and the Allied Merger each will qualify as a reorganization under the provisions of Section 368(a) of the Code, (ii) in the case of the BA Merger, obtain bring-down opinions of counsel referred to in Sections 4.1(d) and 4.2(e) and deliver bring-down Representation Letters in connection therewith, and in the case of the Allied Merger, deliver a bring-down Representation Letter, and (iii) prepare or cause to be prepared all Tax Returns or other governmental filings and reports and applicable books and records in accordance with the treatment of the BA Merger and Allied Merger as reorganizations under Section 368(a) of the Code, unless otherwise required by law.

12.26 Termination Payments. Should the Closing occur, Buyer covenants and agrees to make, or cause the Company to make, to Frank Osborn the termination payments and benefits described in Schedule 12.26 hereto. Frank Osborn covenants, acknowledges and agrees that he is not entitled to any other payments or benefits after the Closing Date in respect of the termination of his employment with the Company.

ARTICLE 13

TERMINATION

13.1 Termination. This Agreement may be terminated at any time prior to Closing as follows:

(a) by mutual written consent of Buyer and Sellers' Representatives, on behalf of Sellers;

(b) by written notice from Buyer, if each of the Buyer Parties is not then in material breach of this Agreement, or by written notice from Sellers' Representatives, if each of the Seller Parties is not then in material breach of this Agreement, if any of the Seller Parties in case of such a notice by Buyer, or any of the Buyer Parties in case of such a notice by the Sellers' Representatives, has continued in material breach of this Agreement for thirty (30) days after written notice of such breach from the terminating party is received by the other party and such breach is not cured by the earlier of (i) the last day of such 30-day period or (ii) the Closing Date (the "Cure Period"); provided, however, that if such breach cannot be reasonably cured within such 30-day period but can be cured before the Closing Date, and if diligent efforts to cure promptly commence, then the Cure Period shall continue as long as such diligent efforts to cure continue, but not beyond the Closing Date;

(c) by BACI as provided in Schedule 13.1(c);

(d) as provided in Section 2.3;

(e) by written notice of Buyer to Sellers' Representatives, or by Sellers' Representatives to Buyer if (i) the Requisite Buyer Vote shall not have been obtained at a meeting of Buyer's shareholders held for such purpose, or (ii)  such meeting is not held on or before twelve (12) months after the date of this Agreement;

(f) by written notice of Buyer to Sellers' Representatives if the Board of Directors of Buyer after due consideration and in exercise of their fiduciary duties shall have withdrawn its approval or recommendation of this Agreement and the transactions contemplated hereby;

(g) by Buyer if any loss, damage or other occurrence prevents broadcast transmissions by WEBE FM, WRKI FM, WPDH FM or WFAS FM for more than three continuous days, provided that if Buyer does not terminate this Agreement pursuant to this Section 13.1(g) within ten (10) days of notice by Sellers' Representatives (which notice Sellers' Representative shall give as soon as practicable after they become aware of any loss, damage or other occurrence which is reasonably likely to prevent broadcast transmissions by any of the listed Radio Stations for more than three continuous days), the Company shall promptly restore transmissions and replace the damaged property in a manner substantially similar to that previously conducted or existing (the "Sellers Repairs") and, in such event, Buyer shall not be entitled to terminate this Agreement by reason of such failure to broadcast. If the Sellers Repairs have not been completed at the time the Closing would otherwise be held, then the Closing shall be deferred until a date within 15 days after Sellers' Representatives have notified Buyer of the completion of the Sellers Repairs, the Closing Date to be selected by Sellers upon not less than five days' prior notice to Buyer. If the Sellers Repairs have not been completed and Buyer is so notified by the close of business on the tenth day following the date on which the Closing would otherwise have occurred, Buyer may terminate this Agreement. If the Closing Date would be after the period permitted by the FCC's Final Order, Sellers and Buyer shall file an appropriate request with the FCC for an extension of time within which to complete the Closing. Notwithstanding anything in this Section 13.1(g) to the contrary, if the Sellers Repairs would cost in the aggregate more than $1,000,000 in excess of amounts covered by insurance, Sellers may terminate this Agreement unless Buyer agrees to bear the cost in excess of $1,000,000 or waives the requirement to repair. The need for any Sellers Repairs shall not constitute a breach by Sellers of any covenant, representation or warranty hereunder, if Sellers fulfill their obligations under this Section 13.1(g);

(h) by written notice of Sellers' Representatives to Buyer, or by Buyer to Sellers' Representatives, if on or prior to the date Closing is to take place pursuant to the provisions of Section 3.1 hereof, the condition set forth in Section 4.1(f) hereof has not been satisfied;

(i) by Sellers' Representatives if any loss, damage or other occurrence prevents broadcast transmissions by twenty (20) of Buyer's radio stations for more than three continuous days, provided that if Sellers' Representatives do not terminate this Agreement pursuant to this Section 13.1(h) within ten (10) days of notice by Buyer (which notice Buyer shall give as soon as practicable after it becomes aware of any loss, damage or other occurrence which is reasonably likely to prevent broadcast transmissions by twenty (20) of Buyer's radio stations for more than three continuous days), Buyer shall, at Buyer's expense, promptly restore transmissions and replace the damaged property in a manner substantially similar to that previously conducted or existing (the "Buyer Repairs") and, in such event, Sellers' Representatives shall not be entitled to terminate this Agreement by reason of such failure to broadcast. If the Buyer Repairs have not been completed at the time the Closing would otherwise be held, then the Closing shall be deferred until a date within 15 days after Buyer has notified Sellers' Representatives of the completion of the Buyer Repairs, the Closing Date to be selected by Buyer upon not less than five days' prior notice to Sellers' Representatives. If the Buyer Repairs have not been completed and Sellers' Representatives are so notified by the close of business on the tenth day following the date on which the Closing would otherwise have occurred, Sellers' Representatives may terminate this Agreement. If the Closing Date would be after the period permitted by the FCC's Final Order, Sellers and Buyer shall file an appropriate request with the FCC for an extension of time within which to complete the Closing. Notwithstanding anything in this Section 13.1(h) to the contrary, if the Buyer Repairs would cost in the aggregate more than $1,000,000 in excess of amounts covered by insurance, Buyer may terminate this Agreement unless Sellers agree to bear the cost in excess of $1,000,000 or waives the requirement to repair. The need for any Buyer Repairs shall not constitute a breach by the Buyer Parties of any covenant, representation or warranty hereunder, if Buyer fulfills its obligations under this Section 13.1(h);

(j) by written notice of Sellers' Representatives to Buyer, or by Buyer to Sellers' Representatives if the Closing shall not have been consummated on or before the date three hundred seventy (370) days after the date of this Agreement provided that the terminating party is not then in breach or default.

13.2 Effect of Termination.

(a) Upon termination of this Agreement by any party, the other parties shall thereafter remain liable for (i) breach of this Agreement prior to such termination and (ii) payment and performance of the party's obligations under Article 14 hereof.

(b) If this Agreement is terminated by (i) Buyer pursuant to Section 13.1(e) or (f) or (h) hereof, or (ii) by Sellers' Representatives pursuant to Section 13.1(b) or (e)(i) hereof, or (iii) by Sellers' Representatives pursuant to Section 13.1(e)(ii) or (h) hereof if, at the time of such termination, the conditions set forth in Section 4.1(a), (b) and (c) shall have been satisfied, or (iv) by BACI pursuant to Section 13.1(c) hereof and the conditions in paragraph 2 of Schedule 13.1(c) are satisfied, the Company shall be entitled to and Buyer shall deliver to the Company all Pre-Closing Escrow Shares in accordance with and pursuant to the terms of the Pre-Closing Escrow Agreement. In the case of the delivery of all of the Pre-Closing Escrow Shares to the Company on behalf of Sellers as described in and in accordance with this Section 13.2, delivery of such Pre-Closing Escrow Shares shall constitute liquidated damages and shall be the sole and exclusive remedy of Sellers for any and all damages arising under or in connection with this Agreement, and, upon delivery of such shares, neither Buyer nor any officers, directors, employees, agents, representatives or stockholders of Buyer shall have any liability or further obligation to any of Sellers under or in connection with this Agreement.

13.3 Specific Performance. Sellers agree that the Entities, the Shares and the Membership Interests to be purchased hereunder include unique property that cannot be readily obtained on the open market and that Buyer will be irreparably injured if this Agreement is not specifically enforced. Therefore, Buyer shall have the right specifically to enforce the performance of Sellers under this Agreement without the necessity of posting any bond or other security, and Sellers hereby waive the defense in any such suit that Buyer has an adequate remedy at law and agrees not to interpose any opposition, legal or otherwise, as to the propriety of specific performance as a remedy. The remedy of specifically enforcing any or all of the provisions of this Agreement in accordance with this Section 13.3 shall not be exclusive of any other rights and remedies which Buyer may otherwise have under this Agreement or otherwise, all of which rights and remedies shall be cumulative.

ARTICLE 14

INDEMNIFICATION

14.1 General Obligation to Indemnify.

(a) Each of the Sellers, severally (and not jointly, in accordance with their Subject Percentage Interest), hereby agrees to save, indemnify and hold harmless Buyer from and against, and shall on demand reimburse the Buyer Parties for any and all loss, liability, claim, damage, deficiency or injury, and all costs and expenses (including counsel fees and costs of any suits related thereto) (collectively, "Losses") (excluding any Losses related to Taxes) suffered or incurred by the Buyer Parties by reason of any breach of warranty set forth in Article 5 hereof, or pursuant to any certificate executed by the Company and delivered to Buyer pursuant to or in connection with this Agreement, or nonfulfillment of any covenant or agreement to be performed by or complied with the Company under this Agreement.

(b) Each Member, severally (and not jointly), hereby agrees to save, indemnify and hold harmless the Buyer Parties from and against, and shall on demand reimburse the Buyer Parties for any and all Losses (excluding any Losses related to Taxes) suffered or incurred by the Buyer Parties by reason of any breach of warranty of such Member set forth in Article 6 or Article 11 hereof or pursuant to any certificate executed by such Member and delivered to Buyer pursuant to or in connection with this Agreement or nonfulfillment of any covenant or agreement to be performed or complied with by such Member under this Agreement.

(c) BACI hereby agrees to save, indemnify and hold harmless the Buyer Parties from and against, and shall on demand reimburse the Buyer Parties for any and all Losses (excluding any Losses related to Taxes) suffered or incurred by the Buyer Parties by reason of any breach of warranty set forth in Article 7 or Article 11 hereof or pursuant to any certificate executed by the BA Blocker Corp. and delivered to Buyer pursuant to or in connection with this Agreement. BACI hereby agrees to save, indemnify and hold harmless the Buyer Parties from and against, and shall on demand reimburse the Buyer Parties for all Losses (excluding any Losses related to Taxes) suffered or incurred by the Buyer Parties by reason of nonfulfillment of any covenant or agreement to be performed or complied with by the BA Blocker Corp. under this Agreement or any liabilities or obligations of BA Blocker Corp. of any nature based on events or conditions occurring, existing or arising at any time on or prior to the Closing Date, fixed or contingent, known or unknown, except in respect of Taxes which are the subject of Section 14.2 hereof. Each BA Blocker Corp. Shareholder severally (and not jointly), hereby agrees to save, indemnify and hold harmless the Buyer Parties from and against and shall on demand reimburse the Buyer Parties by reason of any breach of warranty of such BA Blocker Corp. Shareholder set forth in Article 9 hereof or pursuant to any certificate executed by such BA Blocker Corp. Shareholder and delivered to Buyer pursuant to or in connection with this Agreement or nonfulfillment of any covenant or agreement to be performed or complied in by such BA Blocker Corp. Shareholder under this Agreement.

(d) Each Allied Blocker Corp. Shareholder, severally (and not jointly, in accordance with their Allied Percentage Interest), hereby agrees to save, indemnify and hold harmless the Buyer Parties from and against, and shall on demand reimburse the Buyer Parties for any and all Losses (excluding any Losses related to Taxes) suffered or incurred by the Buyer Parties by reason of any breach of warranty set forth in Article 8 or Article 11 hereof or pursuant to any certificate executed by the Allied Blocker Corp. and delivered to Buyer pursuant to or in connection with this Agreement, or nonfulfillment of any covenant or agreement to be performed or complied with by the Allied Blocker Corp. under this Agreement, or any liabilities or obligations of Allied Blocker Corp. of any nature based on events or conditions occurring, existing or arising at any time on or prior to the Closing Date, fixed or contingent, known or unknown, except in respect of Taxes which are the subject of Section 14.2 hereof. Each Allied Blocker Corp. Shareholder severally (and not jointly), hereby agrees to save, indemnify and hold harmless the Buyer Parties from and against, and shall on demand reimburse the Buyer Parties by reason of any breach of warranty of such Allied Blocker Corp. Shareholder set forth in Article 9 hereof or pursuant to any certificate executed by such Allied Blocker Corp. Shareholder and delivered to Buyer pursuant to or in connection with this Agreement or nonfulfillment of any covenant or agreement to be performed or complied with by such Allied Blocker Corp. Shareholder under this Agreement.

(e) Buyer hereby agrees to save, indemnify and hold harmless the Seller Parties from, against and in respect of, and shall on demand reimburse the Seller Parties for any and all Losses suffered or incurred by the Seller Parties by reason of any breach of warranty by the Buyer Parties or nonfulfillment of any covenant or agreement to be performed or complied with by the Buyer Parties under this Agreement or in any certificate executed by any of the Buyer Parties and delivered to the Seller Parties pursuant to or in connection with this Agreement, including, without limitation, the Representation Letters executed by the Buyer Parties.

14.2 Excluded Taxes; Indemnification by the Sellers.

(a) The Sellers, severally (and not jointly, in accordance with their Subject Percentage Interest), agree to save, indemnify and hold harmless the Buyer Parties from and against, and shall on demand reimburse the Buyer Parties for all Losses suffered or incurred by the Buyer Parties in respect of all Taxes (i) imposed on any of the Companies or for which any of the Companies may otherwise be liable for any taxable year that ends on or before the Closing Date and, with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date, and (ii) imposed on any of the Companies as a result of any breach of a representation or warranty contained in Section 5.17.

(b) The Allied Blocker Corp. Shareholders, severally (and not jointly, in accordance with their Allied Percentage Interest), agree to save, indemnify and hold the Buyer Parties harmless from and against, and shall on demand reimburse the Buyer Parties for all Taxes (i) imposed on Allied Blocker Corp. or for which Allied Blocker Corp. may otherwise be liable with respect to any taxable year or period that ends on or before the Closing Date and with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date (except to the extent such Taxes arise from a breach of any Buyer Party's representations in Section 10.17 hereof), and (ii) imposed on Allied Blocker Corp. as a result of any breach of a representation and warranty contained in Section 8.6, in either case that are not included or reflected in and as part of Blocker Corp. Tax Amount.

(c) BACI agrees to save, indemnify and hold the Buyer Parties harmless from and against, and shall on demand reimburse the Buyer Parties for all Taxes (i) imposed on BA Blocker Corp. or for which BA Blocker Corp. may otherwise be liable with respect to any taxable year or period that ends on or before the Closing Date and with respect to any taxable year or period beginning before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date (except to the extent such Taxes arise from a breach of any Buyer Party's representations in Section 10.17 hereof), and (ii) imposed on BA Blocker Corp. as a result of any breach of a representation and warranty contained in Section 7.6, or as a result of any breach of a covenant, representation or warranty in the Representation Letters executed by BA Blocker Corp. in either case that are not included or reflected in and as part of Blocker Corp. Tax Amount; provided that in the event that an indemnification obligation of BACI arises under this Section 14.2(c) as a result of the failure of the BA Merger to qualify as a reorganization under section 368(a)(1)(A) of the Code for any reason other than a breach of BA Blocker Corp.'s representations in Section 7.6 hereof, then such indemnification obligation shall be reduced by any tax savings actually realized or to be realized by Buyer for any taxable period by reason of such failure or the circumstances giving rise thereto (based on reasonable assumptions relating to utilization and applicable marginal tax rates and taking into account the time value of money with a discount rate equal to Buyer's cost of capital during the prior year).

(d) In the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be:

(i) in the case of any Taxes based upon or related to income or receipts, the amount which would be payable if the taxable year ended or is treated as ending as of the end of the Closing Date;

(ii) in the case of Taxes other than Taxes based upon or related to income or receipts, the amount of such Taxes of the entire period, multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period beginning on the first day of the period and ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and

(iii) adjusted to exclude the effect of any extraordinary transactions occurring at the direction of the Buyer Parties after the Closing but on the Closing Date if such transactions are not contemplated by this Agreement.

14.3 Survival and Other Matters. Each representation, warranty, indemnity, covenant and agreement of each of the parties hereto shall survive the Closing; provided, however, that no party shall be entitled to assert claims against any other for misrepresentations or breach of warranty under or pursuant to this Agreement unless the party asserting such claim shall notify the other in writing of such claim within one (1) year after the Closing Date; provided, however, that the foregoing limitations on the survival of representations and warranties shall not apply to (i) any of the representations and warranties in or pursuant to the first two sentences of Section 5.1(a) (Organization and Ownership Structure), Section 5.1(b), the first sentence of Section 5.7(c) (Title to Assets), Section 6.1 (Title to Membership Interests), Section 6.2 (Capacity, Power and Authority), the first two sentences of Section 7.1 (Organization and Standing), Section 7.2 (Capitalization), Section 7.5 (No Investments, Operations, Liabilities), the first two sentences of Section 8.1 (Organizational Standing), Section 8.2 (Capitalization), Section 8.5 (No Investments, Operations, Liabilities), Section 9.1 (Title to Shares), Section 9.2 (Capacity, Power and Authority), Section 10.1 (Organization and Standing) and Section 10.2 (Capitalization), all of which shall survive indefinitely; (ii) any of the representations and warranties in or pursuant to Section 5.13 (Environmental Matters), which shall survive Closing for a period ending on the earlier of three (3) years from the Closing Date or the Environmental Termination Date; and (iii) any of the representations and warranties in or pursuant to Section 5.17 (Taxes), Section 7.6 (Taxes), Section 8.6 (Taxes), Section 10.17 (Tax Representations), which shall survive for the statute of limitations applicable thereto in respect of the subject matter thereof and provided further that the indemnification obligation under Section 14.2 hereof shall only survive for the statute of limitations applicable thereto in respect of the subject matter thereof. The aggregate liability of the Sellers for indemnification pursuant to Section 14.1 shall be first satisfied from the Escrow Shares and Escrow Amount deposited with the Escrow Agent under the Escrow Agreement, and proceeds therefrom, in accordance with the terms and conditions thereof. Notwithstanding any of the foregoing, should the Closing occur, in no event shall Sellers in the aggregate or Buyer have any liabilities under or pursuant to this Agreement for any misrepresentation or breach of warranties or covenants hereunder in excess of the Indemnification Cap, except in respect of the representations and warranties referred to clauses (i) and (iii) of the first sentence of this Section 14.3 or in the case of fraud or knowing or intentional misrepresentation or breach, which shall not be subject to the Indemnification Cap. Notwithstanding anything herein to the contrary, in no event shall either Buyer on the one hand, or Sellers on the other hand, be entitled to indemnification pursuant to Section 14.1 hereof until the aggregate of all Losses for which indemnification is sought pursuant to Section 14.1 exceeds the Indemnification Threshold, after which Buyer or Sellers, as the case may be, shall be entitled to be indemnified for all Losses, in excess of the Indemnification Threshold, except in respect of the representations and warranties referred to in clauses (i) and (iii) of the first sentence of this Section 14.3, or the covenants contained in Sections 12.2(f), (g) and (h), or in the case of fraud or knowing or intentional misrepresentation or breach, each of which shall not be subject to the Indemnification Threshold; provided, further, that Buyer shall not be entitled to indemnification pursuant to Section 14.1 hereof for claims made after the first anniversary of the Closing Date in respect of the representations and warranties referred to in clause (ii) of the first sentence of this Section 14.3 until the aggregate of all Losses for which indemnification is sought pursuant to Section 14.1 exceeds both the Indemnification Threshold and the Additional Threshold, after which Buyer shall be entitled to be indemnified for all Losses in excess of the Indemnification Threshold and Additional Threshold. In cases where the Indemnification Threshold applies, no Seller shall be required to make any payments on any Loss attributable to such Seller until the aggregate amount of such Loss attributable to such Seller exceeds such Seller's Subject Percentage Interest of the Indemnification Threshold. In cases where the Indemnification Cap applies, for all Losses in respect of which the Sellers' indemnification obligation hereunder is limited to their respective Subject Percentage Interest, no Seller shall be required to make any payments in respect of such Losses in excess of such Seller's Subject Percentage Interest of the Indemnification Cap.

14.4 Provisions Regarding Indemnification. If, within the applicable survival period, any third party shall notify any Party (the "Indemnified Party") with respect to any third party claim or the commencement of any tax audit or any similar investigation by any taxing authority which may give rise to a claim for indemnification against any other party (the "Indemnifying Party") under this Article 14, then the Indemnified Party shall notify the Indemnifying Party thereof promptly; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnified Party shall relieve the Indemnifying Party from any liability or obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is materially prejudiced. In the event any Indemnifying Party notifies the Indemnified Party within 20 days after the Indemnified Party has given notice of the matter that the Indemnifying Party is assuming the defense thereof, (i) the Indemnifying Party will defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party, (ii) the Indemnified Party may retain separate co-counsel at its sole cost and expense (except that the Indemnifying Party will be responsible for the fees and expenses of the separate co-counsel to the extent the Indemnified Party concludes reasonably that the counsel the Indemnifying Party has selected has a conflict of interest), (iii) the Indemnified Party will not consent to any settlement with respect to the matter without the written consent of the Indemnifying Party, and (iv) without the written consent of the Indemnified Party, the Indemnifying Party will not consent to the entry of any judgment with respect to the matter, or enter into any settlement unless the Indemnifying Party pays all amounts in full and such judgment or settlement includes a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto.

14.5 Tax Consequences. Any payment received by the Buyer or the Seller Parties under this Article shall be deemed to be an adjustment to the Aggregate Purchase Price.

14.6 Exclusive Remedy. Following the Closing, the indemnification rights provided by this Article 14 shall be the sole and exclusive remedy available under contract, tort or other legal theories to the parties hereto for breach, misrepresentation or default by any party under or in respect of this Agreement, except in the case of fraud or knowing or intentional breach, misrepresentation or default, and except for any equitable remedies that may be available to a party.

ARTICLE 15

DEFINITIONS

As used herein, the terms used in this Article 15 shall have the meanings set forth therein and herein unless the context otherwise requires, and such terms shall be equally applicable to the singular and plural terms defined.

"Accounting Expert" means Arthur Andersen LLP.

"Additional Threshold" means $500,000.

"Affected Seller" has the meaning set forth in Section 16.11(f) hereof.

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities or otherwise.

"Aggregate Purchase Price" means the aggregate of the Merger Shares, Stock Consideration, Cash Consideration and Warrants.

"Agreement" means this Acquisition Agreement.

"Allied Blocker Acquisition Corp." means AA Blocker Acquisition Corp., a Maryland corporation.

"Allied Blocker Acquisition Corp. Stock" means the entire authorized capital stock of Allied Blocker Acquisition Corp.

"Allied Blocker Corp. "means Allied Aurora Acquisition Corp., a Maryland corporation.

"Allied Blocker Corp. Shareholders" means Allied Capital and Allied Investment.

"Allied Blocker Corp. Stock" has the meaning set forth in Section 8.2.

"Allied Blocker Corp. Tax Amount" has the meaning set forth in Section 1.4(a).

"Allied Capital" means Allied Capital Corporation, a Maryland corporation.

"Allied Effective Time" has the meaning set forth in Section 1.2.2(b).

"Allied Investment" means Allied Investment Corporation, a Maryland corporation.

"Allied Merger" has the meaning set forth in Section 1.2.2(a).

"Allied Merger Shares" has the meaning set forth in Section 1.2.2(f).

"Allied Percentage Interest" means with respect to any Allied Blocker Corp. Shareholder, that percentage set forth for such Allied Blocker Corp. Shareholder on Schedule 14.1(d).

"Allied Surviving Corporation" has the meaning set forth in Section 1.2.2(a).

"Articles of Merger" has the meaning set forth in Section 1.2.2(b).

"Assets" has the meaning set forth in Section 5.7(c) hereof.

"Aurora Holding" means Aurora Holding, L.L.C., a Delaware limited liability company.

"Authorized Shares" has the meaning set forth in Section 10.2(a) hereof.

"BA Blocker Acquisition Corp." means BA Blocker Acquisition Corp., a Delaware corporation.

"BA Blocker Acquisition Corp. Stock" means the entire authorized capital stock of BA Blocker Acquisition Corp.

"BA Blocker Corp." means Aurora Management, Inc., a Delaware corporation.

"BA Blocker Corp. Shareholders" means BACI, together with Frank D. Osborn, a resident of the State of Connecticut, and Frank G. Washington, a resident of the State of California.

"BA Blocker Corp. Stock" has the meaning set forth in Section 7.2.

"BA Blocker Corp. Tax Amount" has the meaning set forth in Section 1.4(a).

"BA Effective Time" has the meaning set forth in Section 1.2.1(b).

"BA Merger" has the meaning set forth in Section 1.2.1(a).

"BA Merger Shares" has the meaning set forth in Section 1.2.1(f).

"BA Surviving Corporation" has the meaning set forth in Section 1.2.1(a).

"BACI" means BancAmerica Capital Investors SBIC I, L.P., a Delaware limited partnership.

"Balance Sheet Date" means September 30, 2001.

"Barter Agreements" has the meaning set forth in Section 5.18 hereof.

"Blocker Corp. Shareholders" means collectively, Allied Blocker Corp. Shareholders and BA Blocker Corp. Shareholders.

"Blocker Corp. Tax" means and shall include all liabilities of any Blocker Corp. for Taxes as of the Closing Date, giving effect for operations of such Blocker Corp. through the Closing Date and all transactions occurring coincident with or prior thereto, wherein such Tax liability shall include all Taxes imposed on such Blocker Corp. or for which such Blocker Corp. may otherwise be liable for any taxable year or period that ends on or before the Closing Date, and, with respect to any taxable year or period that begins before and ends after the Closing Date, the portion of such taxable year ending on and including the Closing Date. In this regard, in the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall be: (i) in the case of any Taxes based upon or related to income or receipts, the amount of which would be payable if the taxable year ended or is treated as ending as of the end of the Closing Date; (ii) in the case of Taxes other than Taxes based upon or related to income or receipts, the amount of such Taxes for the entire period, multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period; and (iii) adjusted to exclude the effect of any extraordinary transactions occurring at the direction of the Buyer Parties after the Closing but on the Closing Date if such transactions are not contemplated by this Agreement.

"Blocker Corp. Tax Amount" has the meaning set forth in Section 1.4(a) hereof.

"Blocker Corps." means BA Blocker Corp. and Allied Blocker Corp.

"Business" means the business, operations, obligations and activities of all of the Companies collectively, useful for and in connection with the Stations.

"Buyer" means Cumulus Media Inc., an Illinois corporation.

"Buyer Commission Authorizations" has the meaning set forth in Section 10.18 hereof.

"Buyer Material Adverse Effect" means any change or effect that is or would be materially adverse to the Condition of Buyer and its subsidiaries, taken as a whole.

"Buyer Material Contracts" has the meaning set forth in Section 10.10 hereof.

"Buyer Parties" means collectively, Buyer, BA Blocker Acquisition Corp. and Allied Blocker Acquisition Corp.

"Buyer Proxy Statement" has the meaning set forth in Section 10.9(a) hereof.

"Buyer Repairs" has the meaning set forth in Section 13.1(h) hereof.

"Buyer SEC Documents" has the meaning set forth in Section 10.6 hereof.

"Buyer Shareholders Meeting" has the meaning set forth in Section 12.13 hereof.

"Buyer Stations" means the radio stations owned and operated by Buyer and its subsidiaries.

"Cash Consideration" means the payments described in clauses (i), (ii) and (iii) of Section 1.3.3.

"Cash Percentage" means, with respect to any Member, that percentage of the Cash Consideration set forth for such Member on Schedule 1 hereto.

"Certificate of Merger" has the meaning set forth in Section 1.2.1(b).

"Class A Common Stock" has the meaning set forth in Section 1.2.2(f) hereof.

"Class B Common Stock" has the meaning set forth in Section 1.2.1(f) hereof.

"Class B Consent" means the written consent of the Consent Right Holders (as that term is defined in the Articles of Incorporation of Buyer) to the acquisition provided herein as required by the Articles of Incorporation of Buyer.

"Class B Shareholder Agreement" means a Shareholder Agreement substantially in the form of Exhibit 3.2(r) hereto.

"Closing" has the meaning set forth in Section 3.1 hereof.

"Closing Date" has the meaning set forth in Section 3.1 hereof.

"Closing Payment" or "Closing Payments" has the meaning set forth in Section 1.3.3 hereof.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commission" has the meaning set forth in the preamble hereto.

"Commitments" has the meaning set forth in Section 12.17 hereof.

"Communications Act" means the Communications Act of 1934.

"Companies" means Company, together with the Subsidiaries.

"Company" means Aurora Communications, LLC, a Delaware limited liability company.

"Company Benefit Plans" has the meaning set forth in Section 5.14(a) hereof.

"Company Material Adverse Effect" means any change or effect that is or would be materially adverse to the Condition of the Companies, taken as a whole.

"Company LLC Agreement" means the Third Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 30, 1999, as amended.

"Condition" means, with respect to any Person, the business, operations, condition (financial or otherwise) or results of operations of such Person.

"Contracts" has the meaning set forth in Section 5.8(a) hereof.

"Cure Period" has the meaning set forth in Section 13.1(b) hereof.

"Delaware Code" means the General Corporation Law of the State of Delaware.

"Denial Order" has the meaning set forth in Section 2.3 hereof.

"EITF" means Emerging Issues Task Force.

"Entities" means the Company, Allied Blocker Corp. and BA Blocker Corp.

"Environmental Complaint" has the meaning set forth in Section 5.14(b) hereof.

"Environmental Termination Date" means the date on which a transaction of the type described in clauses (i) and (ii) of Schedule 12.4 hereto is consummated; provided that for purposes of this definition, the "20%" in clause (i) shall be deemed to be "50%".

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means with respect to a Person, any other Person that is required to be aggregated with such Person under Section 4.14(b), (c), (m) and/or (o) at any time prior to the Closing Date.

"ERISA Plan" has the meaning set forth in Section 5.14(a) hereof.

"Escrow Account" has the meaning set forth in Section 1.3.3 hereof.

"Escrow Agent" means SunTrust Bank, Atlanta.

"Escrow Agreement" has the meaning set forth in Section 1.6 hereof.

"Escrow Amount" has the meaning set forth in Section 1.6 hereof.

"Escrow Shares" has the meaning set forth in Section 1.6 hereof.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Existing Aurora Credit Facilities" means (i) the Credit Agreement, dated as of August 31, 1999, as amended May 8, 2001 among Aurora Holding, Heller Financial, Inc., and the other agents and lenders party thereto and (ii) the Subordinated Loan Agreement, dated as of September 10, 1999, as amended May 8, 2001, among the Subsidiaries, the Company, Aurora Holding, and the Allied Blocker Corporation Shareholders.

"Existing Debt" means all indebtedness of Aurora Holding outstanding immediately prior to the Closing under the Existing Aurora Credit Facilities, including all principal, accrued interest, fees, any applicable prepayment premiums and any other amounts then owing thereunder or payable in connection with the discharge of such indebtedness.

"Existing Debt Payoff Amount" has the meaning set forth in Section 1.3.5 hereof.

"FASB" means Financial Accounting Standards for Broadcasters.

"FCC" has the meaning set forth in the preamble hereto.

"Final Order" has the meaning set forth in Section 2.4 hereof.

"Financial Statements" has the meaning set forth in Section 5.4(a) hereof.

"Financing" has the meaning set forth in Section 10.7 hereof.

"Financing Letter" has the meaning set forth in Section 10.7 hereof.

"FTC" means the Federal Trade Commission.

"GAAP" means United States generally accepted accounting principles.

"Governmental Authority" means any foreign, domestic, federal territorial, state or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

"Hazardous Discharge" has the meaning set forth in Section 5.13(b) hereof.

"Hazardous Substance" has the meaning set forth in Section 5.13(a) hereof.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Income Taxes" has the meaning set forth in Section 5.18(a) hereof.

"Indemnification Cap" means the amount set forth on Schedule 14.3 hereto.

"Indemnification Threshold" means $250,000.

"Indemnified Party" has the meaning set forth in Section 14.4 hereof.

"Indemnifying Party" has the meaning set forth in Section 14.4 hereof.

"Initial Order" means the Commission's issuance of its approval of the transfer of control of the License Subsidiaries to Buyer or any entity determined by Buyer in accordance with the terms of this Agreement and without any condition which Buyer reasonably determines to be adverse to Buyer.

"Inspection" has the meaning set forth in Section 12.20 hereof.

"Investor Rights Agreement" means the Investor Rights Agreement among BACI, BA Blocker Corp. Frank D. Osborn and Frank G. Washington, dated as of May 3, 1999, as amended.

"Knowledge" or "Knows" in the case of the Company, means actual knowledge of Frank Osborn, Vince Cremona and Michael Mangan; in the case of BACI means the actual knowledge of Robert H. Sheridan III; in the case of Allied Capital, actual knowledge of Thomas Westbrook; in the case of Allied Investment, means the actual knowledge of Thomas Westbrook; in the case of any Buyer Party and any of the Significant Subsidiaries means Lewis W. Dickey, Jr., Jonathan Pinch, Martin Gausvik and John Dickey; in the case of an individual, means the actual knowledge of such individual; in the case of a partnership, means the actual knowledge of the managing general partner of such partnership; in the case of a limited liability company, means the actual knowledge of the manager(s); in the case of a corporation, means the actual knowledge of any officer of the corporation.

"Leased Real Property" has the meaning set forth in Section 5.7(a) hereof.

"Legally Required Shareholder Vote" has the meaning set forth in Section 10.12.

"Lenders" means those Persons to which the Existing Debt is owed.

"License Subsidiaries" means Aurora of Bridgeport License Company, a Delaware limited liability company; Aurora of Westchester License Company, LLC, a Delaware limited liability company; Aurora of Danbury License Company, LLC, a Delaware limited liability company; and Aurora of Poughkeepsie License Company, LLC, a Delaware limited liability company.

"Liens" means any and all liens, pledges, charges, mortgages, security interests, restrictions, easements, liabilities, claims, title defects, encumbrances or rights of others of every kind and description.

"Losses" has the meaning set forth in Section 14.1(a) hereof.

"Market Value" means the greater of (i) a number equal to the average closing market price per share (or if there is no sale on any such date, then the average between the closing bid and asking price on any such day) for shares of Class A Common Stock during the thirty (30) consecutive trading days ending on the second (2nd) trading day prior to the Closing reported by Nasdaq; or (ii) $ 12.00.

"Material Contracts" has the meaning set forth in Section 5.8 hereof.

"Members" means Heller Financial, Inc., a Delaware corporation; UnionBanCal Venture Corporation, a Delaware corporation; Frank D. Osborn, a resident of the State of Connecticut; Frank G. Washington, a resident of the State of California; Vincent M. Cremona, a resident of the State of Connecticut; and Aurora Management Group, LLC, a Delaware limited liability company.

"Membership Assignments" has the meaning set forth in Section 1.1 hereof.

"Membership Interests" has the meaning set forth in Section 1.1 hereof.

"Merger Shares" has the meaning set forth in Section 1.2.2(f) hereof.

"Merger Shares Registration Statement" means the registration statement on Form
S-3, or other applicable form of registration statement, prepared and filed with the SEC by Buyer pursuant to the Registration Rights Agreement providing for the resale of the shares of Class A Common Stock, and the Class A Common Stock issuable upon conversion of the shares of Class B Common Stock comprising the Merger Shares, the Stock Consideration, and the Warrant Shares.

"Nasdaq" means the Nasdaq Stock Market, Inc..

"Non-Compete Agreement" means the non-compete agreement referred to in Section 12.11 hereof.

"Non-Compete Payments" has the meaning set forth in Section 1.3.4 hereof.

"Operating Subsidiaries" means Aurora of Bridgeport, LLC, a Delaware limited liability company; Aurora of Westchester, LLC, a Delaware limited liability company; Aurora of Danbury, LLC, a Delaware limited liability company; and Aurora of Poughkeepsie, LLC, a Delaware limited liability company.

"Owned Real Property" has the meaning set forth in Section 5.7(a) hereof.

"Permits" means all certificates, licenses, permits, franchises, authorizations, variances, waivers, consents and approvals of any governmental entity.

"Permitted Liens" has the meaning set forth in Section 5.7(c) hereof.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate or unincorporated organization.

"Pre-Closing Escrow Agent" means SunTrust Bank, Atlanta.

"Pre-Closing Escrow Agreement" has the meaning set forth in Section 1.5(a) hereof.

"Pre-Closing Escrow Shares" has the meaning set forth in Section 1.5(a) hereof.

"Pre-Closing Escrow Shares Registration Statement" means the registration statement on Form S-3, or other applicable form of registration statement, prepared and filed with the SEC by Buyer pursuant to the Registration Rights Agreement providing for the resale of shares Class A Common Stock which comprise the Pre-Closing Escrow Shares.

"Real Property" has the meaning set forth in Section 5.7(a) hereof.

"Receivables" has the meaning set forth in Section 5.9 hereof.

"Registration Rights Agreement" has the meaning set forth in Section 1.5(b) hereof.

"Registration Statements" means the Pre-Closing Escrow Shares Registration Statement and the Merger Shares Registration Statement.

"Requisite Buyer Vote" has the meaning set forth in Section 4.1(e) hereof.

"Representation Letters" has the meaning set forth in Section 12.25.

"Rule 144" has the meaning set forth in Section 11.3(a) hereof.

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Seller Commission Authorizations" has the meaning set forth in Section 5.6(b) hereof.

"Seller Parties" means collectively, Sellers' Representatives, the Company, Blocker Corps. and Sellers.

"Seller Returns" has the meaning set forth in Section 12.15(a) hereof.

"Sellers' Repairs" has the meaning set forth in Section 13.1(g) hereof.

"Sellers' Representatives" means Frank Osborn, a resident of the State of Connecticut and BACI.

"Seller s" means the Members and the Blocker Corp. Shareholders.

"Shares" means collectively, the issued and outstanding shares of BA Blocker Corp. Stock and Allied Blocker Corp. Stock.

"Significant Subsidiary" means Caribbean Communications Company, Ltd., Cumulus Holdings, Inc., Cumulus Broadcasting, Inc., Cumulus Licensing Corporation and Cumulus Wireless Services, Inc.

"Site" means each site owned or leased by any of the Companies on which a tower used for the transmission of radio signals is located and each site owned by any of the Companies on which improvements, including but not limited to office buildings, are located.

"Stations" has the meaning set forth in the preamble hereto.

"Stock Consideration" has the meaning set forth in Section 1.3.2 hereof.

"Straddle Returns" has the meaning set forth in Section 12.15(a) hereof.

"Subject Percentage Interest" means, with respect to any Seller, that percentage set forth for such Seller on Schedule 1 hereto.

"Subsidiaries" means Operating Subsidiaries, License Subsidiaries and Aurora Holding.

"Surveys" has the meaning set forth in Section 12.18 hereof.

"Surviving Representations" has the meaning set forth in Section 14.3 hereof.

"Taxes" or "Tax" means all taxes or other fiscal levies imposed by any Governmental Authority, domestic or foreign, including without limitation, any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, or environmental tax, custom, duty or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed or assessed by any Governmental Authority with respect thereto.

"Tax Returns" means all federal, state, local or foreign returns or reports with respect to Taxes, including declarations of estimated Tax.

"Tests" has the meaning set forth in Section 12.20 hereof.

"Title Company" has the meaning set forth in Section 12.17 hereof.

"Title Objections" shall have the meaning set forth in Section 12.17 hereof.

"Transaction Documents" means all documents, agreements and instruments to be executed in connection with this Agreement.

"Transfer of Control Applications" has the meaning set forth in Section 2.2 hereof.

"URLS" has the meaning set forth in Section 5.12 hereof.

"Warrants" means the warrants to be issued under Article 1 in the form of Exhibit 15 attached hereto.

"Warrant Shares" means the shares issued upon the exercise of Warrants.

ARTICLE 16

MISCELLANEOUS

16.1 Binding Agreement. All the terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

16.2 Assignment. This Agreement and all rights of Buyer hereunder shall be assignable by Buyer to one or more subsidiaries or affiliates of Buyer, prior to the Closing upon prior notice to Sellers, and after the Closing may be assigned by Buyer in any manner they deem appropriate, in each case without the consent of any of the Seller Parties, although Buyer shall remain liable for the performance of any assignee in respect thereof, provided that such assignment would not delay the Closing. This Agreement shall not be assignable by any of the Seller Parties without the prior written consent of Buyer. No assignment shall relieve the assigning party of its obligations hereunder.

16.3 Law To Govern. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Georgia, except in respect of the BA Merger and Allied Merger which shall be governed by and construed and enforced in accordance with the Delaware Code and Maryland Code, respectively.

16.4 Notices. All notices shall be in writing and shall be deemed to have been duly given if delivered personally or when deposited in the mail if mailed via registered or certified mail, return receipt requested, postage prepaid to the other party hereto at the following addresses:

if to Buyer, to:

Cumulus Media Inc.

3535 Piedmont Rd.

Building 14, 14th Floor

Atlanta, Georgia 30305

Attn: Lewis W. Dickey, Jr.

with a copy to:

Jones, Day, Reavis & Pogue

3500 SunTrust Plaza

303 Peachtree Street

Atlanta, GA 30308-3242

Attn: John E. Zamer, Esq.

if to the Company, to:

Aurora Communications, LLC

Three Stamford Landing

Suit 210

46 Southfield Avenue

Stamford, CT 06902

Attn: Mr. Frank Osborn

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, NY 10019

Attn: Richard Borisoff, Esq.

if to any of Sellers: to the addresses listed on the signature pages hereto if to Sellers' Representatives, to:

Frank Osborn

64 Hemlock Hill Road

New Canaan, CT 06848

and

BancAmerica Capital Investors SBIC I L.P.

100 N. Tryon Street, 25th Floor

Charlotte, NC 28255-0001

Attention: Robert H. Sheridan, III

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, NY 10019

Attn: Richard Borisoff, Esq.

or to such other addresses as any such party may designate in writing in accordance with this Section 16.4.

16.5 Fees and Expenses. Except as expressly set forth in this Agreement, each of the parties shall pay its own fees and expenses with respect to the transactions contemplated hereby.

16.6 Entire Agreement. This Agreement and the Transaction Documents set forth the entire understanding of the parties hereto in respect of the subject matter hereof and may not be modified or amended except by a written agreement specifically referring to this Agreement or the particular Transaction Document signed by all of the parties hereto or thereto. This Agreement and the Transaction Documents supersede all prior agreements and understandings among the parties with respect to such subject matter.

16.7 Aurora Management Group, LLC Matters. The Sellers which are members of Aurora Management Group, LLC, hereby covenant and agree to be liable for all representations, warranties, covenants and obligations of Aurora Management Group LLC as a Member and Seller hereunder, severally in accordance with their respective interests in Aurora Management Group LLC as set forth on Schedule 16.7 hereto.

16.8 Waivers. Subject to applicable law, this Agreement may be amended or supplemented only by a writing signed by Buyer, Sellers (subject to the last sentence of this Section 16.8) and each other party hereto whose rights or obligations are affected by such amendment or supplement. No waiver of compliance with any provision or condition of this Agreement shall be effective unless evidenced by a writing signed by the party against whom enforcement of such waiver is sought. Notwithstanding the foregoing, any amendment, supplement or waiver of any provision or condition of this Agreement shall be binding on all of the Sellers (and Sellers' Representatives) if evidenced by a writing signed by Sellers entitled to receive a majority of the consideration to be received by Sellers hereunder or by Sellers' Representatives; provided that any amendment, supplement or waiver that would change the amount, form or timing of receipt of the consideration to be provided to Sellers by Buyer hereunder or would otherwise materially adversely affect the rights of a Seller relative to other Sellers shall not be effective unless signed by the affected Seller.

16.9 Severability. Any provision of this Agreement which is rendered unenforceable by a court of competent jurisdiction shall be ineffective only to the extent of such prohibition or invalidity and shall not invalidate or otherwise render ineffective any or all of the remaining provisions of this Agreement.

16.10 No Third-Party Beneficiaries. Nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person, firm, corporation or legal entity, other than the parties hereto, any rights, remedies or other benefits under or by reason of this Agreement or any documents executed in connection with this Agreement.

16.11 Appointment of Sellers' Representatives.

(a) Each Seller appoints the Sellers' Representatives (with full power of substitution) as his, her or its agent and attorney-in-fact to act for him, her or it and in his, her or its name in connection with all matters related to this Agreement and the Transaction Documents and the transactions contemplated by this Agreement and the Transaction Documents, and each of them gives the Sellers' Representatives full power and authority to deliver certificates or other evidence of ownership for his, her or its Shares or Membership Interests, as the case may be, to take all action contemplated to be taken by the Sellers' Representatives under this Agreement and the Transaction Documents, to receive on his, her or its behalf the purchase price for his, her or its Shares or Membership Interests payable pursuant to Article II, to execute amendments, supplements or waivers to this Agreement and the Transaction Documents (so long as such amendment has been properly authorized by Sellers pursuant to Section 17.7), to give and receive all notices and other communications relating to this Agreement and Transaction Documents, and to execute any instruments and documents that the Sellers' Representatives may determine necessary in the exercise of their authority pursuant to this power of attorney, all without notice to any of them and with the same effect as if they had themselves taken such action; and each of the Sellers acknowledges and agrees that they shall be bound by, and Buyer may rely and act upon, any action taken by Sellers' Representatives on behalf of the Sellers and upon any instruments and documents signed by Sellers' Representatives with the same force and effect as if Sellers had themselves so acted. By their execution hereof, Sellers' Representatives hereby accept such appointment and agree to act as Sellers' Representatives under this Agreement and the Transaction Documents and in connection therewith.

(b) Sellers' Representatives shall not be liable to Sellers for any action taken or omitted by Sellers' Representatives in good faith, and in no event shall Sellers' Representatives be liable or responsible except for their own gross negligence or willful misconduct. Sellers shall be liable, jointly and severally, to hold Sellers' Representatives (acting in such capacity, but not in their capacity as a Seller) harmless from, and to indemnify and reimburse Sellers' Representatives for, all amounts paid by Sellers' Representatives pursuant to this Agreement and the Transaction Documents and all Losses arising in connection with any action, suit or claim arising under this Agreement and the Transaction Documents, provided that Sellers' Representatives have not acted with gross negligence, bad faith or willful misconduct with respect to any of the events relating to such claims, liabilities, losses or expenses.

(c) The Sellers, severally (and not jointly, in accordance with their Subject Percentage Interest) agree to save, indemnify and hold BACI harmless from and against, and shall on demand reimburse BACI for all Taxes other than federal, state and local income Taxes payable by BACI pursuant to Section 14.2(c).

(d) The Sellers, severally (and not jointly, in accordance with their Subject Percentage Interest) agree to save, indemnify and hold each Sellers' Representative harmless from and against, and shall on demand reimburse such Sellers' Representatives for all costs, losses, claims, damages, disbursements, liabilities and expenses, including reasonable costs of investigation, court costs and attorney's fees for which such Sellers' Representative is liable pursuant to Section 8 of the Escrow Agreement.

(e) Each Seller agrees to cooperate with the Sellers' Representatives in all respects in order to enable the Sellers' Representatives to act on behalf of such Seller under the relevant provisions of the Escrow Agreement, including providing prompt responses, directions and instructions to the Sellers' Representatives in response to any inquiries of such Seller by Sellers' Representatives.

(f) Sellers' Representatives agree to provide each Seller with written notice of any claim made against the Seller (the "Affected Seller") for indemnification pursuant to Sections 14.1 and 14.2 of this Agreement and Section 4(a) of the Escrow Agreement within two business days of receipt of such claim from Buyer. Sellers' Representatives shall give each Affected Seller an opportunity to participate in the response to any claim, provided that the Affected Seller responds promptly to the notice.

16.12 Choice of Law, Submission to Jurisdiction, Etc. Each Seller hereby irrevocably submits to the nonexclusive jurisdiction of any federal court sitting in the Northern District of Georgia, as Buyer may elect, in any suit, action or proceeding arising out of or relating to this Agreement or any document executed in connection herewith. Each Seller hereby irrevocably agrees that all claims in respect to such suit, action or proceeding may be heard and determined in any of such courts. Each Seller irrevocably waives, to the fullest extent permitted by law, any objection which such Seller may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in any such court, and each Seller further irrevocably waives any claim that such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Seller hereby expressly waives all rights of any other jurisdiction which such Seller may now or hereafter have by reason of its present or subsequent domiciles. Each Seller authorizes the service of process upon such Seller by registered mail sent to the Seller at its address set forth on the signature page hereof. Each Seller hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim therein.

16.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

16.14 Headings. The Section and paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said Sections and paragraphs.

16.15 Use of Terms. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the words "include" or "including" in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof. Unless otherwise indicated, reference in this Agreement to a "Section" or Article" means a Section or Article, as applicable, of this Agreement. When used in this Agreement, words such as "herein", "hereinafter", "hereof", "hereto", and "hereunder" shall refer to this Agreement as a whole, unless the context clearly requires otherwise. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

16.16 Survival. The provisions of Section 12.22, and Articles 13, 14, 15 and 16 hereof shall survive the termination of this Agreement.

[Signatures On The Next Page]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

CUMULUS MEDIA INC.

By:/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr., Chairman and CEO

BA BLOCKER ACQUISITION CORP.

By:/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr., President

AA BLOCKER ACQUISITION CORP.

By:/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr., President

AURORA COMMUNICATIONS, LLC

By: AURORA MANAGEMENT, INC., as sole manager

By: /s/ Frank D. Osborn

Name:

Title:

Address: 3 Stanford Landing

46 Southfield Avenue, Suite 210

Stamford, CT 06902

AURORA MANAGEMENT, INC.

By: /s/ Frank D. Osborn

Name:

Title:

Address: 3 Stanford Landing

46 Southfield Avenue, Suite 210

Stamford, CT 06902

ALLIED AURORA ACQUISITION CORP.

By: /s/ Thomas H. Westbrook

Name: Thomas H. Westbrook

Title: President

Address: 1919 Pennsylvania Avenue NW

Washington, DC 20006-3434

BLOCKER CORP. SHAREHOLDERS:

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P., AS SELLERS

By: BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC, its general partner

By: BANCAMERICA CAPITAL MANAGEMENT I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Robert H. Sheridan III

Name: Robert H. Sheridan III

Title: Managing Director

By:

Name:

Title:

Address: Bank of America Corporate Center

25th Floor

100 North Tyron Street

Charlotte, NC 28255-0001

/s/ Frank D. Osborn ______________________

Frank D. Osborn

Address: 64 Hemlock Hill Road

New Canaan, CT 06840

/s/ Frank G. Washington __________________

Frank G. Washington

Address: 601 University Avenue, Suite 211

Sacramento, CA 95825

ALLIED CAPITAL CORPORATION

By: /s/ Thomas H. Westbrook

Name: Thomas H. Westbrook

Title: Managing Director

Address: 1919 Pennsylvania Avenue NW

Washington, DC 20006-3434

ALLIED INVESTMENT CORPORATION

By: /s/ Thomas H. Westbrook

Name: Thomas H. Westbrook

Title: Managing Director

Address: 1919 Pennsylvania Avenue NW

Washington, DC 20006-3434

MEMBERS:

FRANK D. OSBORN

ALLISON WAITE OSBORN

CAROLINE LADNER OSBORN

ELIZABETH ANDREW OSBORN

FRANK WILLIAM OSBORN

KATHERINE NELSON OSBORN

/s/ Frank D. Osborn ___________________

Frank D. Osborn, on behalf of himself and as Attorney-in-Fact

Address: 64 Hemlock Hill Road

New Canaan, CT 06840

/s/ Frank G. Washington___________________

Frank G. Washington

Address: 601 University Avenue, Suite 211

Sacramento, CA 95825

/s/ Vincent M. Cremona

Vincent M. Cremona

Address: Two Lafayette Square

350 Fairfield Avenue

Bridgeport, CT 06604

HELLER FINANCIAL, INC.

By: /s/ David J. Alien

Name: David J. Alien

Title: Vice President

Address: 500 West Monroe Street

Chicago, IL 60661

UNIONBANCAL VENTURE CORPORATION

By: /s/ J. Kevin Sampson /s/ David Bonroumi

Name: J. Kevin Sampson David Bonroumi

Title: Vice President Vice President

Address: Private Capital Group

445 South Figueroa Street,

16th Floor

Los Angeles, CA 90071

AURORA MANAGEMENT GROUP, LLC

By: /s/ Frank D. Osborn

Frank D. Osborn, Authorized Person

SELLERS' REPRESENTATIVES, AS ATTORNEY-IN-FACT AND ON BEHALF OF SELLERS

/s/ Frank D. Osborn

Frank D. Osborn

Address: 64 Hemlock Hill Road

New Canaan, CT 06840

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P., AS SELLERS

By: BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC, its general partner

By: BANCAMERICA CAPITAL MANAGEMENT I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Robert H. Sheridan III

Name: Robert H. Sheridan III

Title: Managing Director

Address: Bank of America Corporate Center

25th Floor

100 North Tyron Street

Charlotte, NC 28255-0001

The undersigned agrees to be bound by the provisions of Section 16.7 as if he were a Seller.

/s/ Michael F. Mangan
Michael F. Mangan

SCHEDULES AND EXHIBITS HAVE BEEN OMITTED.

Exhibit 99.3

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of January 23, 2002, by and among Cumulus Media Inc., an Illinois corporation (the "Company"), Aurora Communications, LLC, a Delaware limited liability company ("Aurora"), and the parties listed on Annex A hereto (each, a "Seller" and collectively, the "Sellers").

RECITALS

WHEREAS, pursuant to the terms of that certain Acquisition Agreement, dated as of November 18, 2001, as amended by that certain Amendment Agreement, dated as of the date hereof, (the "Acquisition Agreement"), by and among the Company, and certain other parties, including the Sellers, who directly or indirectly own all of the membership interests of Aurora, the Company will directly or indirectly acquire from Sellers (the "Acquisition") all of the membership interests of Aurora;

WHEREAS, in connection with the Acquisition, Buyer agreed to deposit in escrow 770,000 shares (the "Pre-Closing Escrow Shares") of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock");

WHEREAS, pursuant to the Acquisition Agreement, the consideration for the Acquisition is payable in cash and shares of Class A Common Stock (or shares of the Company's Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), which is convertible into shares of Class A Common Stock);

WHEREAS, pursuant to the Acquisition Agreement, Buyer agreed to grant to Sellers the right to purchase shares of Class A Common Stock and shares of Class B Common Stock pursuant to Common Stock Purchase Warrants, which will be issued as of the Closing Date (the "Warrants");

WHEREAS, Buyer agreed to provide certain registration rights to Sellers with respect to the Pre-Closing Escrow Shares, the Closing Shares and the Warrant Shares (each as defined below), and, in connection therewith, Buyer and Sellers entered into that certain Registration Rights Agreement, dated as of November 18, 2001 (the "Registration Rights Agreement");

WHEREAS, the parties hereto desire to amend and restate the Registration Rights Agreement originally entered into on November 18, 2001, in its entirety, in order to give effect to the terms and conditions of the Acquisition Agreement as in effect after giving effect to the Amendment Agreement, dated as of the date hereof; and

WHEREAS, the Company and the Sellers are entering into this Agreement to set forth the terms and conditions applicable to such registration rights.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Company and Investors agree as follows:

1. Definitions.

Capitalized terms not otherwise defined herein have the meaning set forth in the Acquisition Agreement. As used in this Agreement, the following terms have the following meanings:

"Acquisition Agreement" has the meaning set forth in the recitals.

"Agreement" has the meaning set forth in the preamble.

"BCI" means BancAmerica Capital Investors SBIC I, L.P.

"Class A Common Stock" has the meaning set forth in the recitals.

"Class B Common Stock" has the meaning set forth in the recitals.

"Closing Date" means the date the Acquisition is consummated.

"Closing Shares" means the shares of Class A Common Stock acquired by, or issuable to, Sellers pursuant to Sections 1.2 and 1.3 of the Acquisition Agreement (including shares of Class A Common Stock issued or issuable to Sellers upon conversion of shares of Class B Common Stock acquired by, or issuable to, Sellers pursuant to Section 1.2 of the Acquisition Agreement).

"Closing Shares Registration Period" has the meaning set forth in Section 3(b).

"Closing Shares Registration Statement" means the Company's "shelf" registration statement on Form S-3 that covers the resale, to be made on a continuous basis, of all of the Closing Shares and the Warrant Shares that constitute Registrable Securities (and may include other securities of the Company held by Other Shareholders), under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"Company" has the meaning set forth in the preamble and shall also include the Company's successors.

"Company Registration" has the meaning set forth in Section 5(b)(i).

"Demand Registration" has the meaning set forth in Section 5(a)(i).

"Demand Registration Statement" means a registration statement filed by the Company with the SEC pursuant to Section 5 hereof, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"Demand Shares Registration Period" has the meaning set forth in Section 5(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor federal statute, and the rules and regulations of the SEC issued under such act, as they each may, from time to time, be amended.

"Holder(s)" means (i) Aurora, with respect to the Pre-Closing Escrow Shares, (ii) a Seller to whom Closing Shares or Warrant Shares are issued, or issuable to, pursuant to the Acquisition Agreement or Warrants, as the case may be, or (iii) a transferee to whom registration rights granted pursuant to this Agreement are assigned pursuant to Section 9(a) hereof.

"indemnified party" has the meaning set forth in Section 7(c).

"indemnifying party" has the meaning set forth in Section 7(c).

"Other Shareholders" means Persons other than Holders, who, by virtue of agreements with the Company or any affiliate of the Company, whether entered into prior to, on, or after the date hereof, are entitled to include securities of the Company in any of the Registration Statements.

"Permitted Interruption" has the meaning set forth in Section 8.

"Person" means an individual, limited liability company, association, joint stock company, partnership, corporation, trust or unincorporated organization, estate or a government or agency or political subdivision thereof.

"Piggyback Registration" has the meaning set forth in Section 5(b)(i).

"Pre-Closing Escrow Shares" has the meaning set forth in the recitals.

"Pre-Closing Escrow Shares Registration Period" has the meaning set forth in Section 2(b) hereof.

"Pre-Closing Escrow Shares Registration Statement" means the Company's "shelf" registration statement on Form S-3 that covers the resale, to be made on a continuous basis, of all of the Pre-Closing Escrow Shares that constitute Registrable Securities, under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

"Prospectus" means the prospectus included in each respective Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, and by all other amendments and supplements to such prospectus, and in each case including all material incorporated by reference therein.

"Public Offering" means the closing of an underwritten public offering of shares of Class A Common Stock, or securities convertible into or exchangeable or exercisable for Class A Common Stock, registered with the SEC under the Securities Act.

"Registrable Securities" means the Pre-Closing Escrow Shares, the Closing Shares and the Warrant Shares, and any shares of Class A Common Stock issued or issuable to any Holder with respect to the Registrable Securities by way of stock dividends or stock splits or in connection with a combination of shares, recapitalization, merger, share exchange, consolidation or similar transaction; provided, however, that any such shares of Class A Common Stock shall cease to be Registrable Securities (i) when they have been sold pursuant to a Registration Statement (except as permitted by the proviso to the last sentence of Section 9(a) hereof), (ii) with respect to any Holder, at such time as the entire amount of such Holder's Registrable Securities may be sold in a single sale, in the opinion of counsel satisfactory to the Company and such Holder, each in their reasonable judgment, without any limitation as to volume pursuant to Rule 144 of the Securities Act (including Rule 144(k)), (iii) have been transferred to someone other than a Holder, or (iv) have ceased to be outstanding.

"Registration Expenses" means any and all expenses incident to performance of, or compliance by the Company with this Agreement, including without limitation: (i) all SEC or National Association of Securities Dealers, Inc. registration and filing fees, (ii) all fees and expenses incurred by the Company in connection with compliance with state securities or blue sky laws (including related legal fees and other expenses pertaining thereto), (iii) all expenses of preparing, word processing, duplicating, printing and distributing the Registration Statements, any Prospectus, and any amendments or supplements thereto, (iv) the fees and disbursements of counsel for the Company, (v) the fees and disbursements of the independent public accountants of the Company, including the expenses of any required "cold comfort" letters or special audits, (vi) the reasonable fees and disbursements, not to exceed a total of $75,000 in the case of the Pre-Closing Escrow Shares Registration Statement and the Closing Shares Registration Statement, of not more than one counsel acting on behalf of the holders of the Registrable Securities chosen by the holders of a majority of the Registrable Securities being registered thereunder, and (vii) all underwriter fees and disbursements customarily paid by issuers or sellers of securities.

"Registration Period" means the applicable period of time comprising the Pre-Closing Escrow Shares Registration Period, the Closing Shares Registration Period or the Demand Shares Registration Period, as the case may be.

"Registration Statements" means the Pre-Closing Escrow Shares Registration Statement, the Closing Shares Registration Statement, a Demand Shares Registration Statement and any other registration statement prepared and filed with the SEC pursuant to Section 5 hereof.

"Requesting Holders" has the meaning set forth in Section 3(d).

"SEC" means the Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended from time to time, or any successor federal statute, and the rules and regulations of the SEC issued under such act, as they each may, from time to time, be amended.

"Third Party Registration" has the meaning set forth in Section 5(b)(i).

"Warrant Shares" means the shares of Class A Common Stock acquired by the Holders upon exercise of the Warrants (including shares of Class A Common Stock issued or issuable to Holders upon conversion of shares of Class B Common Stock acquired by Holders upon exercise of the Warrant).

"Warrants" has the meaning set forth in the recitals.

2. Pre-Closing Escrow Shares Registration Statement.

(a) The Company shall prepare and file the Pre-Closing Escrow Shares Registration Statement with the SEC, no later than the earlier of the date that is (i) 15 days following the date that the Buyer Proxy Statement is first mailed to the Company's shareholders (which mailing shall occur as promptly as practicable after the Buyer Proxy Statement has been cleared by the SEC) and (ii) March 4, 2002 (or May 2, 2002, in the event that the Company is unable to file the Buyer Proxy Statement with the SEC by January 17, 2002 because the applicable financial statements or other information that is required to be included in the Buyer Proxy Statement relating to Aurora or any other significant subsidiary or material acquisition were not in form and substance for filing with the SEC prior to such date). The resale of shares of Registrable Securities pursuant to the Pre-Closing Escrow Shares Registration Statement shall not be underwritten.

(b) The Company shall use commercially reasonable efforts to cause the Pre-Closing Escrow Shares Registration Statement to be declared effective by the SEC as promptly as practicable after filing and (subject to Section 6(d) and Section 8) to remain effective until the earliest to occur of (i) the Closing Date, (ii) the date on which all Registrable Securities included within the Pre-Closing Escrow Shares Registration Statement have been sold, or (iii) two years from the date the Pre-Closing Escrow Shares are issued (the "Pre-Closing Escrow Shares Registration Period").

(c) The Company shall pay all Registration Expenses in connection with the registration pursuant to this Section 2; provided, however, that the Holders shall pay all brokers commissions or similar fees of securities industry professionals and applicable transfer taxes, if any, relating to the sale or disposition of Registrable Securities thereunder.

(d) In addition to the Pre-Closing Escrow Shares that constitute Registrable Securities, the Company may include in the Pre-Closing Escrow Shares Registration Statement securities held by Other Shareholders.

3. Closing Shares Registration Statement.

(a) The Company shall prepare and file the Closing Shares Registration Statement with the SEC within 15 days following the date that the Buyer Proxy Statement is first mailed to the Company's Shareholders.

(b) The Company shall use commercially reasonable efforts to cause the Closing Shares Registration Statement to be declared effective by the SEC as promptly as practicable after filing and (subject to Section 6(d) and Section 8 hereof) to remain effective until the earlier to occur of (i) the date on which all Registrable Securities included within the Closing Shares Registration Statement have been sold (other than in accordance with the proviso to the last sentence of Section 9(a) hereof) or (ii) three years from the date the Closing Shares are issued (the "Closing Shares Registration Period").

(c) The Company shall pay all Registration Expenses in connection with the registration pursuant to this Section 3; provided, however, that the Holders shall pay all discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents, or similar fees of securities industry professionals, and applicable transfer taxes, if any, relating to the sale or disposition of Registrable Securities thereunder.

(d) The resale of shares of Registrable Securities pursuant to the Closing Shares Registration Statement may from time to time (without limitation as to the number of times), upon the written request of the Holders of at least fifty percent (50%) of the Registrable Securities initially issued to BCI and included under the Closing Shares Registration Statement (the "Requesting Holders"), be underwritten. In that event, the underwriters for any such underwritten offering shall be selected by the Company, subject, however, to the approval of the Requesting Holders, which approval shall not be unreasonably withheld. If the managing underwriter for such an underwritten offering advises the Company in writing, with a copy to the Requesting Holders, that, in its opinion, the number of Registrable Securities requested to be included in an underwritten offering exceeds what can be sold in such offering without a material adverse effect on the offering, then the Company will advise the Requesting Holders and will include in such underwritten offering first, all Registrable Securities included under the Closing Shares Registration Statement and proposed to be included in such underwritten offering, pro rata among the Holders thereof on the basis of the number of Registrable Securities proposed to be included in such underwritten offering, and second, such other securities of the Company held by Other Shareholders, and included under the Closing Shares Registration Statement, who have requested that such securities be included in such underwritten offering, pro rata on the basis of the number of shares requested to be included therein, if any, up to the maximum number of Registrable Securities that the managing underwriter advises the Company can be sold in such offering.

4. Intentionally Omitted.

5. Additional Registration Rights of BCI.

(a) Demand Registration Rights of BCI.

(i) Right to Demand. Commencing on the date that is 30 months from the date of this Agreement, BCI shall have the right, exercisable by written notice to the Company from time to time thereafter (without limitation as to the number of times), to request that the Company effect the registration under the Securities Act of all or part of BCI's Closing Shares that constitute Registrable Securities (a "Demand Registration"). Upon receipt of any notice, the Company shall use all commercially reasonable efforts to effect all such registrations under the Securities Act (including, without limitation, the execution of an undertaking to file post-effective amendments and appropriate qualifications and approvals under the laws and regulations of any governmental agencies and authorities applicable to the Company, including the relevant blue sky or other state securities laws) of the Registrable Securities that the Company has been requested to register as specified in the demand given pursuant to this Section 5(a)(i) (including, without limitation, an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) under the Securities Act), to the extent required to permit the disposition of the Registrable Securities to be so registered.

(ii) Selection of Underwriters. The underwriters of any underwritten offering pursuant to a Demand Registration shall be selected by the Company, subject, however, to the approval of BCI, which approval shall not be unreasonably withheld; provided, however, that BCI shall not be required to pursue an underwritten offering upon exercise of the Demand Registration.

(iii) Participation in Demand Registrations. If the managing underwriter advises the Company in writing, with a copy to BCI that, in its opinion, the number of Registrable Securities requested to be included in a Demand Registration exceeds what can be sold in such offering without a material adverse effect on the offering, then the Company will advise BCI and will include in such Demand Registration first, all Registrable Securities proposed to be included in the Registration Statement as a result of the exercise of a Demand Registration, pro rata on the basis of the number of shares of such Registrable Securities proposed to be included in such Registration Statement, second, such other securities of the Company held by Other Shareholders who have requested that such securities be included in the Registration Statement, pro rata on the basis of the number of shares requested to be included therein, if any, up to the maximum number of Registrable Securities requested to be included in such Demand Registration which the managing underwriter advises the Company can be sold in such offering. If BCI disapproves of the number of reduced Registrable Securities that can be included on behalf of BCI, it may elect to withdraw therefrom by written notice to the Company, the underwriter and any other Holders of Registrable Securities to be included in the Demand Registration.

(iv) Additional Demand Registrations. If the Company effects the registration of less than all of the Registrable Securities requested to be included in a Demand Registration under Subsection 5(a)(i) solely as a result of the operation of Subsection 5(a)(iii), BCI may at any time request an additional Demand Registration with respect to such Registrable Securities (which Demand shall not count as the second or third right to a Demand Registration contemplated in Section 5(a)(i)), provided that at least six (6) months have elapsed since the effective date of the most recent Demand Registration. Any such Demand Registration shall be requested and effected in the manner and subject to the procedures that applied with respect to the Demand Registration which was the subject of the cutback in Subsection 5(a)(iii).

(v) Effective Registration Statement. Before filing a Registration Statement or any amendments or supplements thereto, the Company will (i) furnish to the holders of Registrable Securities which are to be included in such registration, copies of all such documents proposed to be filed, which documents will be subject to the review of the holders and their counsel (which review shall be conducted at the Company's expense except that in no event shall the Company be required to pay the expenses of more than one counsel for the holders of Registrable Securities), and (ii) give the holders of the Registrable Securities to be included in such Registration Statement and their representatives, at the Company's expense (except that in no event shall the Company be required to pay the expenses of more than one counsel for the holders of Registrable Securities), the opportunity to conduct a reasonable investigation of the records and the business of the Company and to participate in the preparation of any such Registration Statement or any amendments or supplements thereto. With respect to any registrations requested pursuant to Sections 5(a)(i) or 5(a)(iv), the Company may include in such registration any other equity securities of the Company. A Demand Registration pursuant to this Section 5(a) shall not be deemed to have been effected (i) unless a Registration Statement with respect thereto has become effective and the sale of Registrable Securities contemplated thereby (if underwritten) has been consummated (unless not consummated for any reason not due to any action or failure to act by the Company or because of a material adverse change with respect to the Company), or (ii) if after it has become effective, such Demand Registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason.

(b) Piggyback Registration Rights.

(i) Right to Piggyback. If the Company at any time proposes to register any securities under the Securities Act (other than the Pre-Closing Escrow Shares Registration Statement, the Closing Shares Registration Statement or the Warrant Shares Registration Statement, or registrations on Form S-4 or S-8 or the equivalent thereof) with respect to a Public Offering (whether for its own account or for the account of other security holders) and the form of Registration Statement to be used may be used for the registration of Registrable Securities held by the Holders, the Company will give prompt written notice to Holders of its intent to do so and the proposed method of distribution, which notice shall state whether such registration has been initiated by the Company (a "Company Registration") or by another Person (a "Third-Party Registration"). Within thirty (30) days after receipt of such notice, any Holder may by written notice to the Company request the registration by the Company under the Securities Act of Registrable Securities not otherwise registered pursuant to a Registration Statement in connection with such proposed registration of securities by the Company under the Securities Act (a "Piggyback Registration"). Such written notice to the Company shall specify the Registrable Securities intended to be disposed of by such Holder. Upon receipt of such request, the Company will use all commercially reasonable efforts to register under the Securities Act all Registrable Securities which the Company had been so requested to register, to the extent requisite to permit the disposition of the Registrable Securities so to be registered in accordance with the proposed method of distribution; provided, however, that if at any time after giving notice of its intent to register securities and before the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company determines for any reason not to register or to delay registration of such securities, the Company may, at its election, give notice of such determination to the Holders of Registrable Securities requesting such registrations, and, thereupon, (x) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with the Piggyback Registration, without prejudice, however, to the rights of any holder(s) of Registrable Securities entitled to do so to request that such registration be effected as a Demand Registration under Section 5(a) hereof, and (y) in the case of a determination to delay registering, the Company may delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this Section 5(b) shall relieve the Company of its obligation to effect any Demand Registration upon request under Section 5(a) hereof.

(ii) Selection of Underwriters. The underwriters, if any, of any offering pursuant to a Piggyback Registration shall be one or more nationally-recognized investment banking firms selected by the Company.

(iii) Participation in Piggyback Registrations. If the managing underwriter informs the Company in writing of its judgment that including the Registrable Securities in the Piggyback Registration creates a substantial risk that the proceeds or price per unit to be received from such offering might be reduced or that the number of Registrable Securities to be registered is too large to be reasonably sold, then the Company will include in such Piggyback Registration, to the extent of the number which the Company is so advised can be sold in such offering: first, all securities proposed by the Company to be sold for its own account; second, such other securities (if any) proposed to be included as a result of the exercise of demand registration rights by the holders thereof; third, such Registrable Securities requested by the holders thereof to be included in such Piggyback Registration, pro rata on the basis of the number of shares of such Registrable Securities requested to be included in such Registration Statement; and fourth, such other securities requested to be included therein pro rata on the basis of the number of shares of such other securities requested to be included in the Registration Statement.

(iv) Termination of Piggyback Rights. The piggyback registration rights provided to the Holders under this Section 5(b) shall terminate as to any Holder at such time as such Holder is permitted to dispose of all of its Registrable Securities in any six (6) month period under Rule 144 of the Securities Act (including Rule 144(k)).

(c) Registration Period. The Company shall use commercially reasonable efforts to cause any Registration Statement filed pursuant to Section 5(a) to be declared effective by the SEC as promptly as practicable after filing and (subject to Sections 6(d) and 8 hereof) to remain effective until the earlier of (1) such time as all securities registered thereunder have been disposed of in accordance with the intended methods of disposition by the sellers thereof as set forth in such Registration Statement and (2) the expiration of one year from the date such Registration Statement first becomes effective (exclusive of any period during which the holders of Registrable Securities are prohibited or impaired from disposition of Registrable Securities by reason of the occurrence of a Permitted Interruption), at which time the Company shall have the right to deregister any of such securities that remain unsold (the "Demand Shares Registration Period").

(d) Registration Expenses. The Company shall pay all Registration Expenses in connection with the registration of Registrable Securities pursuant to this Section 5, but excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents or similar securities industry professionals relating to the distribution of Registrable Securities and applicable transfer taxes, if any, which shall be borne by the sellers of Registrable Securities being registered.

6. Registration Procedures.

(a) In connection with the obligations of the Company with respect to the Registration Statements, the Company shall:

(i) prepare and file with the SEC the Registration Statements under the Securities Act, the form of which (x) shall be selected by the Company and (y) shall be available for the resale of the Registrable Securities by the selling Holders thereof and (z) shall comply as to form with the requirements of the applicable form; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto, other than deemed amendments resulting from filing documents that are incorporated by reference, the Company will furnish to one counsel for the holders of the Registrable Securities covered by such Registration Statement, chosen by the holders of a majority of the Registrable Securities covered by such Registration Statement, copies of all such documents proposed to be filed, and will provide such counsel a reasonable period of time to review and comment on such documents. The Company will not file any such Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which the holders of a majority of the Registrable Securities covered by such Registration Statement shall reasonably object on a timely basis;

(ii) prepare and file with the SEC such amendments and post-effective amendments to the Registration Statements as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement for the applicable Registration Period and cause each Prospectus to be supplemented by any required prospectus supplement and cause any supplement to be filed pursuant to Rule 424 under the Securities Act;

(iii) (furnish to each Holder of Registrable Securities, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any supplement thereto and such other documents as such Holder may reasonably request, in order to facilitate the public sale or other disposition of the Registrable Securities; and the Company consents to the use of such Prospectus and any amendment or supplement thereto in accordance with applicable law and the terms hereof by each of the selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities in accordance with the plan and manner of distribution as described in the Prospectus;

(iv) use its commercially reasonable efforts to (x) register or qualify the Registrable Securities under all applicable state securities or "blue sky" laws of such jurisdictions as any selling Holder of Registrable Securities shall reasonably request in writing, (y) keep such registration or qualification in effect for the applicable Registration Period, and (z) do any and all other acts and things that may be reasonably necessary or advisable to enable such Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 6(a)(iv), (ii) file any general consent to service of process or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject;

(v) promptly notify each Holder of Registrable Securities and, if requested by any such Holder, confirm such advice in writing (i) when each Registration Statement has become effective and when any post-effective amendment thereto has been filed and becomes effective, (ii) of any request by the SEC or any state securities authority for amendments and supplements to a Registration Statement and its respective Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, or of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose, and in any such case, the Company shall make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement and provide immediate notice to each Holder of the withdrawal of any such order;

(vi) upon request, furnish to each Holder, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto);

(vii) cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold and not bearing any restrictive legends and enable such Registrable Securities to be in such denominations and registered in such names as the selling Holders may reasonably request at least three business days prior to the delivery of any Registrable Securities sold under the Registration Statements;

(viii) upon the occurrence of any event during the Pre-Closing Escrow Shares Registration Period, the Closing Shares Registration Period, the Warrant Shares Registration Period or the Demand Shares Registration Period, as the case may be, that makes any statement made in the respective Registration Statement or the related Prospectus untrue in any material respect or that requires the making of any changes in the respective Registration Statement, Prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Company shall immediately notify each selling Holder and use its commercially reasonable efforts to prepare and file with the SEC a supplement or post-effective amendment to the respective Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ix) make available for inspection by one representative designated by the Holders and their counsel, at reasonable times and in a reasonable manner, all financial and other records, pertinent documents and properties of the Company, and cause the respective officers, directors and employees of the Company and its independent public accountants to supply all information reasonably requested by any such representative as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act; provided, that, for the purpose of such investigation, such Holders have entered into a confidentiality agreement in a form satisfactory to the Company;

(x) if reasonably requested by any Holder covered by a Registration Statement, promptly incorporate in a Prospectus supplement such information with respect to such Holder as such Holder reasonably requests to be included therein;

(xi) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by a Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xii) use its reasonable best efforts to list all Registrable Securities covered by such Registration Statement on the Nasdaq Stock Market or other securities exchange on which Registrable Securities of the same class covered by such Registration Statement are then listed; and

(viii) in connection with any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

(b) The Company may require each seller of Registrable Securities as to which any registration is being effected to promptly furnish the Company such information regarding such seller and the distribution of such securities (which, in the case of a non-underwritten offering may include sales under Rule 144 under the Securities Act), and make such representations, as the Company may from time to time reasonably request in writing. Each Holder authorizes the Company to include such information (without independently verifying the accuracy or completeness thereof) in the applicable Registration Statement and/or other documents prepared or filed in connection therewith or in connection with sales of Registrable Securities thereunder. Each Holder agrees to promptly notify the Company of any inaccuracies or changes in the information provided to the Company that may occur subsequent to the date hereof at any time while a Registration Statement including shares owned by such Holder remains effective. Each Holder agrees to distribute Registrable Securities only in the manner described in the applicable Registration Statement.

(c) Each Holder agrees to, as expeditiously as possible, (i) notify the Company of the occurrence of any event that makes any statement made in either Registration Statement or Prospectus regarding such Holder untrue in any material respect or that requires the making of any changes in either Registration Statement or Prospectus regarding such Holder so that, in such regard, (A) in the case of a Registration Statement, it will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) in the case of a Prospectus, it will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (ii) provide the Company with such information as may be required to enable the Company to prepare a supplement or post-effective amendment to the applicable Registration Statement or a supplement to such Prospectus.

(d) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 6(a)(viii) hereof, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the Registration Statements until such Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 6(a)(viii) hereof, and, if so directed by the Company, such Holder will deliver to the Company all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice. Each Holder agrees that in the event it receives any notice from the Company under Section 6(a)(viii), it will not disclose such fact to any Person.

7. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Holder whose Registrable Securities are included in a Registration Statement and each Person, if any, who controls such Holder within the meaning of the Securities Act, and their respective directors, officers, employees, partners, members and agents from and against all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred by such Holder or any such director, officer, employee, partner, member, agent or controlling Person in connection with defending or investigating any such action or claim and any claim for indemnity hereunder) (x) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the respective Registration Statement (or any amendment thereto) pursuant to which Registrable Securities were registered under the Securities Act, including any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, and all documents incorporated therein by reference, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (y) a violation by the Company of any rule or regulation promulgated pursuant to any federal or state or common law rule, including, without limitation, the Securities Act, applicable to the Company and relating to any action or inaction required of the Company in connection with such registration, qualification or compliance, and the Company will reimburse each such indemnified person for expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided that (i) the Company shall not be liable in any such case for any losses, claims, damages, liabilities (or actions or proceedings in respect thereof) or expenses which arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made by the Company in such Registration Statement in reliance upon and in strict conformity with information furnished to the Company by such Person through an instrument duly executed by such Person specifically stating that it is for use in the preparation thereof; and (ii) with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary Prospectus, or Prospectus, the indemnity agreement contained in this Section 7(a) will not inure to the benefit of any Person to the extent that any such losses, claims, damages or liabilities of such Person result from the fact that there was not sent or given to any Person who purchased Registrable Securities, at or prior to the written confirmation of the sale of Registrable Securities to such Person, a copy of the Prospectus, as then amended or supplemented (exclusive of material incorporated by reference), if the Company had previously furnished copies thereof to such Person. This indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party, and shall survive the transfer of such Registrable Securities by the seller thereof.

(b) Each Holder of Registrable Securities included in a Registration Statement agrees, severally and not jointly, to indemnify and hold harmless the Company and its directors, officers, employees, agents and affiliates and each Person, if any, who controls the Company within the meaning of the Securities Act to the same extent as the foregoing indemnity from the Company, but only with respect to information furnished to the Company by such Holder through an instrument duly executed by such Holder specifically stating that it is for use in the preparation of such Registration Statement; provided that, with respect to any untrue statement or omission or alleged untrue statement or omission made in any preliminary Prospectus, or Prospectus, the indemnity agreement contained in this Section 7(b) will not inure to the benefit of any such Person to the extent that any such losses, claims, damages or liabilities of such Person result from the fact that there was not sent or given to any Person who purchased Registrable Securities, at or prior to the written confirmation of the sale of Registrable Securities to such Person, a copy of the Prospectus, as then amended or supplemented (exclusive of material incorporated by reference), if the Company or Holder had previously furnished copies thereof to such Person. The prospective seller's obligation to indemnify will be several, not joint and several, among such sellers and the liability of each such seller of Registrable Securities shall be in proportion to the net amount received by such seller from the sale of Registrable Securities pursuant to such Registration Statement. Notwithstanding the foregoing, the liability of any such seller shall not exceed an amount equal to the net proceeds realized by each such seller from the sale of Registrable Securities pursuant to such Registration Statement. This indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company, its directors, officers or controlling Persons, and shall survive the transfer of such Registrable Securities by the seller thereof.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to either paragraph (a) or paragraph (b) above, such Person (the "indemnified party") shall promptly notify the Person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (a) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Company, its directors, its officers who sign the Registration Statement and each Person, if any, who controls the Company within the meaning of the Securities Act and (b) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Holders and all Persons, if any, who control any Holders within the meaning of the Securities Act, and that all such fees and expenses shall be reimbursed as they are incurred. In such case involving the Holders and such Persons who control Holders, such firm shall be designated in writing by the Holders of a majority of the Registrable Securities included in the registration then outstanding. In all other cases, such firm shall be designated by the Company.

After notice from the indemnifying party to such indemnified party of its election to assume the defense, the indemnifying party shall not be liable for any settlement of any proceeding effected without its prior written consent (which consent shall not be unreasonably withheld) or for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof (unless allowed under the prior paragraph). No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which such indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding; provided that such unconditional release may be subject to a parallel release of a claimant or plaintiff by such indemnified party from all liability in respect of claims or counterclaims asserted by such indemnified party, and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of any indemnified party; provided, further, that, as to each indemnified party withholding such consent, the maximum amount of the losses, damages or liabilities in respect of which such indemnified party may seek indemnification hereunder with respect to such claim is limited to the amount that the indemnifying party would have paid to or on behalf of such indemnified party had such indemnified party consented to such settlement.

(d) If the indemnification provided for in paragraph (a) or paragraph (b) of this Section 7 is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company and the Holders shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Holders, the interests of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) The Company and each Holder agree that it would not be just or equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions herein, a Holder shall not be required to contribute any amount in excess of the amount by which the net proceeds received by the Holder from the sale of the Registrable Securities pursuant to the Registration Statement exceeds the amount of any damage which such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation.

The indemnity and contribution provisions contained in this Section 7 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Holder or any Person controlling any Holder, or by or on behalf of the Company, its officers or directors or any Person controlling the Company, and (iii) any sale of Registrable Securities pursuant to a Registration Statement.

8. Permitted Interruption. Notwithstanding any provision of this Agreement or the Acquisition Agreement, the Company may postpone for up to six months the filing of or the effectiveness of any Registration Statement, any amendment or post-effective amendment thereto or Prospectus supplement, or otherwise facilitating the resale of Registrable Securities, and the Company shall be free to take or omit to take any other action that would result in the impracticality of any such filing, supplement or amendment, (x) if the Company's Board of Directors, in its good faith judgment, determines that such filing, supplement or amendment would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in any acquisition of assets (other than in the ordinary course) or any merger, consolidation, tender offer or similar transaction or (y) the Company's Board of Directors, in its good faith judgment, determines that the filing, supplement or amendment will adversely interfere with other Company events or would require disclosure of material nonpublic information relating to the Company which, in the reasonable opinion of the Board of Directors of the Company, should not be disclosed (such event described in this Section 8 during which the Company is not required to make such filing, amendment or supplement is herein referred to as a "Permitted Interruption"); provided, that the Company may postpone the filing or effectiveness of any Registration Statement pursuant hereto not more than once during any twelve consecutive month period. If a Permitted Interruption affects a Registration Statement during the period such Registration Statement remains effective, the Company agrees to notify each of the Holders so affected by a Permitted Interruption as promptly as practicable upon each of the commencement and the termination of each Permitted Interruption. The Company shall not be required in the notice of a Permitted Interruption to disclose the cause for such Permitted Interruption, and each Holder agrees that it will not disclose receipt of a notice of Permitted Interruption to any Person. Each Holder agrees that, upon receipt of any notice from the Company, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until such Holder's receipt of the Company's notice as to the termination of the Permitted Interruption. In the event of a Permitted Interruption, the duration of the applicable period in which a Registration Statement is to remain effective shall be extended by the number of days of such period. The Company shall reimburse each holder of Registrable Securities for all costs and expenses reasonably incurred by such Holder in connection with the postponement or withdrawal of such a filing.

9. Miscellaneous.

(a) Limitation on Assignment of Registration Rights. This Agreement is personal to the parties hereto and not assignable and may not be enforced by any subsequent Holder of securities of the Company; provided, however, that upon execution and delivery to the Company of a commitment to be bound by the terms of this Agreement, this Agreement may be assigned to, and may be enforced by, a transferee of Registrable Securities, which transferee shall thereupon have all of the rights and obligations of its transferor hereunder. No transfer of registration rights under this Agreement shall be permitted if immediately following such transfer the disposition of such Registrable Securities by the transferee is not restricted under the Securities Act; provided, that if BCI transfers Registrable Securities representing 5% or more of the outstanding Class A Common Stock of the Company and such transferee executes and delivers the commitment described in the preceding sentence, such transferee shall be entitled to enforce the rights initially granted to BCI in respect of such Registrable Securities on a pro rata basis based on the amount of Registrable Securities so transferred.

(b) No Inconsistent Agreements. The Company has not entered into, and on or after the date of this Agreement will not enter into, any agreement that is inconsistent with the rights granted to the Holders pursuant to this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the Company's other issued and outstanding securities under any such agreements. The granting by the Company of registration rights to a third party shall not be deemed to be inconsistent or conflict with the rights of BCI granted hereunder as long as the provisions of Section 5 hereof are complied with at all times during which the registration rights provided to BCI under Section 5 are in effect and have not been terminated in accordance with Section 5 hereof.

(c) Amendments and Waivers. This Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of Holders of at least a majority of the Registrable Securities then outstanding affected by such amendment, modification, supplement, waiver or consent; provided, however, that no amendment, modification, supplement, waiver or consents to any departure from the provisions of Section 7 hereof shall be effective as against any Holder unless consented to in writing by such Holder.

(d) Notices. All notices, requests and demands to or upon the respective parties hereto to be effective must be in writing and, unless otherwise expressly provided herein, are deemed to have been duly given or made when delivered by hand or by courier, or by certified mail, or, when transmitted by facsimile and a confirmation of transmission printed by sender's facsimile machine. A copy of any notice given by facsimile also must be mailed, postage prepaid, to the addressee. Notices to the respective parties hereto must be addressed as follows:

If to a Holder:	to such address listed on Annex A

If to the Company:	Cumulus Media Inc. 3535 Piedmont Road Building 14, 14th Floor Atlanta, Georgia 30305 Attention: Lewis W. Dickey, Jr. Telephone: (404) 949-0700 Telecopier: (404) 443-0742
With a copy to:
Jones, Day, Reavis & Pogue 3500 SunTrust Plaza 303 Peachtree Street, NE Atlanta, Georgia 30308-3242 Attention: John E. Zamer Telephone: (404) 581-8266 Telecopier: (404) 581-8330

Any party may alter the address to which communications or copies are to be sent by giving notice of the change of address under this Section.

(e) Successors and Assigns. This Agreement binds and inures to the benefit of the Holders and the Company and its successors.

(f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia.

(i) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(j) Specific Performance. The parties hereto acknowledge that there may be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any state thereof having jurisdiction.

(k) Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes the Registration Rights Agreement originally entered into on November 18, 2001. The parties expressly acknowledge and agree that the parties have no further rights, claims, duties or obligations pursuant thereto.

[signatures on the next page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CUMULUS MEDIA INC.

By: /s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr. Chairman and CEO

AURORA COMMUNICATIONS, LLC

By: AURORA MANAGEMENT, INC., as sole manager

By: /s/ Frank D. Osborn

Name: Frank D. Osborn

Title: President

Address: 3 Stanford Landing

46 Southfield Avenue, Suite 210

Stamford, CT 06902

Attn: Frank D. Osborn

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC, its general partner

By: BANCAMERICA CAPITAL MANAGEMENT I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By: /s/ Robert H. Sheridan III

Name: Robert H. Sheridan III

Title: Managing Director

Address: Bank of America Corporate Center

25th Floor

100 North Tryon Street
Charlotte, NC 28255-0001

/s/ Frank D. Osborn

Frank D. Osborn

Address: 64 Hemlock Hill Road

New Canaan, CT 06840

/s/ Frank G. Washington

Frank G. Washington

Address: 601 University Avenue

Sacramento, CA 95825

ALLIED CAPITAL CORPORATION

By: /s/ Thomas H. Westbrook

Name: Thomas H. Westbrook

Title: Managing Director

Address: 1919 Pennsylvania Avenue NW

Washington, D.C. 20006-3434

Attn: Thomas H. Westbrook

ALLIED INVESTMENT CORPORATION

By: /s/ Thomas H. Westbrook

Name: Thomas H. Westbrook

Title: Managing Director

Address: 1919 Pennsylvania Avenue NW

Washington, D.C. 20006-3434

Attn: Thomas H. Westbrook

ALLISON WAITE OSBORN

CAROLINE LADNER OSBORN

ELIZABETH ANDREW OSBORN

FRANK WILLIAM OSBORN

KATHERINE NELSON OSBORN

/s/ Frank D. Osborn

By: Frank D. Osborn, as Attorney-in-Fact

Address: 64 Hemlock Hill Road

New Canaan, CT 06840

/s/ Vincent M. Cremona

Vincent M. Cremona

Address: Two Lafayette Square

350 Fairfield Avenue

Bridgeport, CT 06604

HELLER FINANCIAL, INC.

By: /s/ David J. Allen

Name: David J. Allen

Title: Vice President

Address: 500 West Monroe Street

Chicago, IL 60661

Attn: David Allen

UNIONBANCAL VENTURE CORPORATION

By: /s/ J. Kevin Sampson/David Bonrouhi

Name: J. Kevin Sampson/David Bonrouhi

Title: Vice President/Vice President

Address: Private Capital Group

445 South Figueroa Street, 16th Floor

Los Angeles, CA 90071

Attn: J. Kevin Sampson

AURORA MANAGEMENT GROUP, LLC

By: /s/ Frank D. Osborn

Name: Frank D. Osborn

Title: Authorized Person

Address: 3 Stamford Landing

46 Southfield Avenue, Suite 210

Stamford, CT 06902

Attn: Frank D. Osborn

Exhibit 99.4

PRE-CLOSING ESCROW AGREEMENT

THIS PRE-CLOSING ESCROW AGREEMENT (the "Escrow Agreement") dated as of the 18th  day of November 2001 among CUMULUS MEDIA INC., an Illinois corporation ("Buyer"), AURORA COMMUNICATIONS, LLC, a Delaware limited liability company (the "Company"), FRANK D. OSBORN, a resident of the State of Connecticut ("Osborn"), on behalf of Sellers (as defined herein), and BANCAMERICA CAPITAL INVESTORS, SBIC I, L.P., a Delaware limited partnership ("BACI"), on behalf of Sellers (together with Osborn, the "Sellers' Representatives") and SunTrust Bank, a Georgia banking corporation (the "Escrow Agent").

W I T N E S S E T H:

WHEREAS, on this date Buyer, the Company, Sellers and Sellers' Representatives, among others, have executed and delivered an Acquisition Agreement (the "Acquisition Agreement") under which Sellers have agreed to sell and Buyer has agreed to purchase, directly or indirectly, all of the membership interests in the Company upon and subject to the terms and conditions of the Acquisition Agreement; and

WHEREAS, Buyer, Sellers' Representatives, the Company and the Escrow Agent wish to enter into this Escrow Agreement as contemplated by the Acquisition Agreement, and Buyer on this date shall deposit a certificate representing seven hundred and seventy thousand (770,000) shares of Class A Common Stock, $.01 par value per share, of Buyer (the "Pre-Closing Escrow Shares") with the Escrow Agent; and

WHEREAS, Escrow Agent is legally qualified to act as Escrow Agent under this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties intending to be legally bound hereby, agree as follows:

1. Definitions.

As used herein, capitalized terms not set forth in this Escrow Agreement shall have the meanings set forth in the Acquisition Agreement.

2. Appointment of Escrow Agent.

Buyer, the Company and the Sellers' Representatives hereby appoint and designate SunTrust Bank as the Escrow Agent for the purposes set forth herein, and Escrow Agent hereby accepts such appointment.

3. Establishment of Escrow Account.

On this date, Buyer shall deliver the Pre-Closing Escrow Shares to the Escrow Agent and an escrow account shall be opened at the office of the Escrow Agent for such shares. The Pre-Closing Escrow Shares shall be held and disbursed by the Escrow Agent in accordance with the terms and conditions set forth in this Agreement provided, that the Pre-Closing Escrow Shares shall be adjusted to reflect any stock dividends, combinations, splits or similar recapitalization events occurring or having occurred between the date of this Agreement and the date that the Pre-Closing Escrow Shares are released in accordance with this Agreement. Buyer agrees that, in the event that Buyer divides its outstanding common shares into a greater number of shares, Buyer will deliver to the Escrow Agent certificates for such additional shares and such additional shares will be deemed to constitute Pre-Closing Escrow Shares.

4. Distribution to the Company.

The Escrow Agent is authorized and directed to distribute the Pre-Closing Escrow Shares to the Company upon the fulfillment of the following conditions:

(a) The Escrow Agent shall have received from the Sellers' Representatives (i) a certificate to the following effect:

"Pursuant to the provisions of Section 13.2(b) of the Acquisition Agreement, dated November 18, 2001 (the "Acquisition Agreement") by and among Cumulus Media Inc. ("Buyer"), the "Sellers" identified therein, the undersigned Sellers' Representatives, and Aurora Communications LLC, (the "Company"), among other parties, and by reason of the termination of the Acquisition Agreement by [Buyer, Sellers' Representatives or BACI] pursuant to Section ____ of the Acquisition Agreement [Add in the case of a termination by BACI pursuant to Section 13.1(c): and the consummation of the event giving rise to the right of termination prior to or within one hundred eighty (180) days of such termination] the Company is entitled to receive, and you are directed to deliver to the Company, the Pre-Closing Escrow Shares, as that term is defined in that certain Pre-Closing Escrow Agreement, dated November 18, 2001, by and among Buyer, the undersigned Sellers' Representatives, and you as "Escrow Agent" thereunder. A copy of this statement has been given to Buyer in the manner specified in Section 11 of the Pre-Closing Escrow Agreement referenced above."

and (ii) along with such certificate the Escrow Agent shall have received from the Sellers' Representatives a postal or courier receipt evidencing a delivery by the Sellers' Representatives of a copy of such certificate to Buyer in accordance with Section 11 hereof, or a written receipt executed by the President or an Executive Vice President of the Buyer evidencing such delivery; and

(b) Any one of the following three events shall have occurred:

(i) fifteen (15) calendar days shall have elapsed between the date on which the Escrow Agent shall have received the certificate and evidence of delivery provided in Sections 4(a) (i) and (ii) (as evidenced by a postal or courier return receipt or written receipt executed by the Escrow Agent) and the Escrow Agent shall not have received any written notice from or on behalf of the Buyer protesting or otherwise disputing, challenging or disagreeing with any assertion contained in such certificate; or

(ii) the Escrow Agent shall have received a certificate signed by the Sellers' Representatives and the President or an Executive Vice President of the Buyer directing that the Pre-Closing Escrow Shares be delivered to the Company; or

(iii) the Escrow Agent shall have received evidence reasonably satisfactory to it of a final order, judgment or decree from a court of competent jurisdiction, which order, judgment or decree is not subject to appeal or as to which the appeal period has elapsed and no appeal was taken, to deliver the Pre-Closing Escrow Shares to the Company.

Upon fulfillment of all such conditions, the Escrow Agent shall within two (2) business days of the fulfillment of the last of such conditions deliver the Pre-Closing Escrow Shares to the Company. Buyer, the Company and Sellers' Representatives acknowledge and agree that the Pre-Closing Escrow Shares shall be deemed issued and outstanding for any and all purposes on the date on which the first of the conditions set forth in Section 4(b) above is satisfied.

If the Buyer shall protest or otherwise dispute, challenge or disagree with any assertion contained in any certificate delivered pursuant to Section 4(a) hereof, then such matter shall be determined by a court of competent jurisdiction through an action instituted by either the Buyer or the Sellers' Representatives (on behalf of the Sellers), or by the Escrow Agent through a bill of interpleader or any other appropriate judicial proceeding.

5. Distribution to Buyer.

The Escrow Agent is authorized and directed to distribute the Pre-Closing Escrow Shares to the Buyer upon the fulfillment of the following conditions:

(a) The Escrow Agent shall have received from the Buyer (i) a certificate to the following effect:

"Pursuant to the provisions of the Acquisition Agreement, dated November 18, 2001 (the "Acquisition Agreement") by and among the undersigned Cumulus Media Inc. ("Buyer"), the "Sellers" identified therein, the "Sellers' Representatives" identified therein and Aurora Communications, LLC (the "Company"), among other parties, the Acquisition Agreement has been terminated [Add in the case of a termination by BACI pursuant to Section 13.1(c): by BACI pursuant to Section 13.1(c) and the event giving rise to the right of termination was not consummated prior to or within one hundred eighty (180) days of such termination.] [Add in the case of a termination under any provision not listed under Section 13.2(b): and it has not been terminated under any of the provisions expressly referenced in Section 13.2(b) of the Acquisition Agreement,] and thus the Buyer is entitled to receive the Pre-Closing Escrow Shares, as that term is defined in that certain Pre-Closing Escrow Agreement, dated November 18, 2001, by and among Buyer, Sellers, Sellers' Representatives and you as Escrow Agent therein, and you are directed to deliver the Pre-Closing Escrow Shares to the Buyer. A copy of this statement has been given to the Sellers' Representatives in the manner specified in Section 11 of the Escrow Agreement referenced above."

and (ii) along with such certificate the Escrow Agent shall have received from the Buyer a postal or courier receipt evidencing a delivery by the Buyer of a copy of such certificate to the Sellers' Representatives in accordance with Section 11 hereof, or a written receipt executed by the Sellers' Representatives evidencing such delivery; and

(b) Any one of the following three events shall have occurred:

(i) fifteen (15) calendar days shall have elapsed between the date on which the Escrow Agent shall have received the certificate and evidence of delivery provided in Sections 5(a)(i) and (ii) (as evidenced by a postal or courier return receipt or written receipt executed by the Escrow Agent), and the Escrow Agent shall not have received any written notice from or on behalf of the Sellers' Representative protesting or otherwise disputing, challenging or disagreeing with any assertion contained in such certificate; or

(ii) the Escrow Agent shall have received a certificate signed by the President or an Executive Vice President of the Buyer and the Sellers' Representatives directing that the Pre-Closing Escrow Shares be delivered to the Buyer; or

(iii) the Escrow Agent shall have received evidence reasonably satisfactory to it of a final order, judgment or decree from a court of competent jurisdiction, which order, judgment or decree is not subject to appeal or as to which the appeal period has elapsed and no appeal was taken, to deliver the Pre-Closing Escrow Shares to the Buyer, accompanied by a legal opinion of counsel satisfactory to Escrow Agent to the effect that such order, judgment or decree represents such a final adjudication; or

(c) The Escrow Agent shall have received a certificate executed by Buyer and Sellers' Representatives to the following effect:

"Pursuant to the provisions of the Acquisition Agreement, dated November 18, 2001 (the "Acquisition Agreement") by and among the Cumulus Media Inc. ("Buyer"), the "Sellers" identified therein, the "Sellers' Representatives" identified therein and Aurora Communications, LLC (the "Company"), among other parties, the Closing (as defined therein) has been consummated, and thus the Buyer is entitled to receive the Pre-Closing Escrow Shares, as that term is defined in that certain Pre-Closing Escrow Agreement, dated November 18, 2001, by and among the Buyer, Sellers, Sellers' Representatives and you as Escrow Agent therein, and you are directed to deliver the Pre-Closing Escrow Shares to the Buyer."

Upon fulfillment of the conditions in paragraphs (a) and (b) above, or the condition in paragraph (c) above, the Escrow Agent shall within two (2) business days from the fulfillment of such conditions deliver the Pre-Closing Escrow Shares to the Buyer, and Buyer shall cancel the certificate representing the Pre-Closing Escrow Shares.

If the Sellers' Representatives shall protest or otherwise dispute, challenge or disagree with any assertion contained in any certificate delivered pursuant to Section 5(a) hereof, then such matter shall be determined by a court of competent jurisdiction through an action instituted by either the Sellers' Representatives (on behalf of the Sellers) or Buyer, or by the Escrow Agent through a bill of interpleader or any other appropriate judicial proceeding. The Sellers' Representatives covenant and agree to execute at Closing (as defined in the Acquisition Agreement), should the Closing occur, the certificate to be delivered pursuant to paragraph (c) above.

6. Escrow Agent's Fees.

The fees and expenses of the Escrow Agent shall be as set forth on Exhibit A hereto. The Sellers' Representatives shall cause the Company to pay all such fees and expenses. In case of any disagreement or dispute arising under the provisions of this Escrow Agreement, the Escrow Agent shall be entitled to be paid additional compensation for its extraordinary services hereunder and shall be entitled to prompt reimbursement for all costs and expenses incurred by reason of such disagreement or dispute. Any additional compensation due pursuant to the preceding sentence shall be paid 50% by the Company and 50% by Buyer.

7. Termination.

This Agreement shall terminate upon the distribution by Escrow Agent of the Pre-Closing Escrow Shares pursuant to the provisions of this Agreement. Any termination of this Agreement shall not affect any of the obligations of Sellers' Representatives or Buyer under this Agreement arising prior to such termination, including the obligation to pay Escrow Agent's fees pursuant to Section 6 above.

8. Escrow Agent.

(a) The duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth in this Agreement. No implied duties of the Escrow Agent shall be read into this Agreement and the Escrow Agent shall not be subject to, or obliged to recognize any other agreement between, or direction or instruction of, any or all the parties hereto even though reference thereto may be made herein.

(b) In the event all or any part of the Pre-Closing Escrow Shares shall be attached, garnished or levied upon pursuant to any court order, or the delivery thereof shall be stayed or enjoined by a court order, or any other order, judgment or decree shall be made or entered by any court affecting the Pre-Closing Escrow Shares, or any part thereof, or any act of Escrow Agent, Escrow Agent is hereby expressly authorized to obey and comply with all final writs, orders, judgments or decrees so entered or issued by any court; and, if Escrow Agent obeys or complies with such writ, order, judgment or decree, it shall not be liable to Sellers' Representatives or Buyer or to any other person by reason of such compliance.

(c) Escrow Agent shall not be liable to anyone for any damages, losses or expenses incurred as a result of any act or omission of Escrow Agent, unless such damages, losses or expenses are caused by Escrow Agent's willful misconduct or gross negligence. Accordingly, Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted in good faith upon the advice of counsel for Escrow Agent given with respect to any question relating to the duties and responsibilities of Escrow Agent under this Agreement or (ii) any action taken or omitted in reliance upon any instrument, including any written notice or instruction provided for herein, not only as to its due execution by an authorized person and as to the validity and effectiveness of such instrument, but also as to the truth and accuracy of any information contained therein that Escrow Agent shall in good faith believe to be genuine, to have been signed by a proper person or persons and to conform to the provisions of this Agreement.

(d) The Escrow Agent shall not be responsible for the sufficiency or accuracy, or the form, execution, validity or genuineness, of documents or securities now or hereafter deposited or received hereunder, or of any endorsement thereon, or for any lack of endorsement thereon, or for any description therein, nor shall it be responsible or liable in any respect on account of the identity, authority or rights of any person executing, depositing or delivering or purporting to execute, deposit or deliver any such document, security or endorsement or this Agreement, or on account of or by reason of forgeries, false representations, or the exercise of its discretion in any particular manner, nor shall the Escrow Agent be liable for any mistake of fact or of law or any error of judgment, or for any act or omission, except as a result of its gross negligence or willful malfeasance. Escrow Agent is not authorized and shall not disclose the name, address, or security positions of the parties or the securities held hereunder in response to requests concerning shareholder communications under Section 14 of the Exchange Act, the rules and regulations thereunder, and any similar statute, regulation, or rule in effect from time to time. Under no circumstances shall Escrow Agent be liable for any general or consequential damages or damages caused, in whole or in part, by the action or inaction of Sellers' Representatives or Buyer or any of their respective agents or employees. Escrow Agent shall not be liable for any damage, loss, liability, or delay caused by accidents, strikes, fire, flood, war, riot, equipment breakdown, electrical or mechanical failure, acts of God or any cause which is reasonably unavoidable or beyond its reasonable control.

(e) The Escrow Agent may consult with legal counsel of its own choosing and shall be fully protected in acting or refraining from acting in good faith and in accordance with the opinion of such counsel.

(f) In the event of a dispute between the parties hereto sufficient in the discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender the Pre-Closing Escrow Shares into the registry or custody of any court of competent jurisdiction, to initiate such legal proceedings as it deems appropriate, and thereupon to be discharged from all further duties and liabilities under this Agreement. Any such legal action may be brought in any such court as Escrow Agent shall determine to have jurisdiction over the Pre-Closing Escrow Shares. The filing of any such legal proceedings shall not deprive Escrow Agent of its compensation hereunder earned prior to such filing.

9. Indemnification of Escrow Agent.

The Company and Buyer hereby agree jointly and severally to protect, defend, indemnify and hold harmless the Escrow Agent, its officers, directors, agents and employees from and against any and all costs, losses, claims, damages, disbursements, liabilities and expenses, including reasonable costs of investigation, court costs and attorney's fees, which may be imposed upon or incurred by Escrow Agent in connection with its acceptance of, or appointment as, Escrow Agent hereunder, or in connection with the performance of its duties hereunder, including any litigation arising out of this Agreement or involving the subject matter hereof; provided, however, that said indemnity shall not cover costs, losses, claims, damages, disbursements, liabilities and expenses arising out of Escrow Agent's willful misconduct or gross negligence. This indemnification shall survive the termination of this Agreement or the resignation or removal of the Escrow Agent. Without affecting their joint and several indemnification liability to the Escrow Agent under this Section 9, Sellers and Buyer agree as among themselves that any such indemnification liability shall be allocated among them on a fair and equitable basis reflecting the merits of their respective positions and the responsibility of each of them for the controversy or other circumstances with respect to which indemnification is required.

10. Resignation of Escrow Agent.

It is understood that the Escrow Agent reserves the right to resign as Escrow Agent at any time by giving written notice of its resignation, specifying the effective date thereof, to each other party hereto. Within thirty (30) days after receiving the aforesaid notice, Sellers' Representatives and Buyers hereto shall appoint a successor Escrow Agent to which the Escrow Agent may distribute the property then held hereunder, less its fees, costs and expenses (including counsel fees and expenses) which may remain unpaid at that time. If a successor Escrow Agent has not been appointed and has not accepted such appointment by the end of such thirty (30) day period, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent and the fees, costs and expenses (including reasonable counsel fees and expenses) which it incurs in connection with such a proceeding shall be paid by the Company.

11. Notices.

All notices provided for hereunder shall be in writing (including facsimile transmission) and shall be deemed to be given: (a) when delivered to the individual, or to an officer of the company, to which the notice is directed; or (b) three days after the same has been deposited in the United States mail sent Certified or Registered mail with Return Receipt Requested, postage prepaid and addressed as provided in this Section; or (c) when delivered by an overnight delivery service (including Federal Express or United States Express Mail) with receipt acknowledged and with all charges prepaid by the sender addressed as provided in this Section; or (d) when delivered by facsimile communications equipment. Notices shall be directed as follows:

(i) If to Buyer, to:

Cumulus Media Inc.

3235 Piedmont Road

Building 14, Floor 14

Atlanta, Georgia 30305

Attention: Lewis W. Dickey, Jr.

Phone: (404) 949-0700

Fax: (404) 443-0742

Copy to:

Jones, Day, Reavis & Pogue

3500 SunTrust Plaza

303 Peachtree Street, N.E.

Atlanta, GA 30308-3242

Attention: John E. Zamer, Esq.

Phone: (404) 581-8266

Fax: (404) 581-8330

(ii) If to the Sellers' Representatives to:

Frank D. Osborn

64 Hemlock Hill Road

New Canaan, CT 06848

Phone: (203) 966-7792

Fax: (203) 972-1510

and

BancAmerica Capital Investors SBIC I L.P.

100 N. Tryon Street, 25th Floor

Charlotte, NC 28255

Attention: Robert H. Sheridan, III

Phone: (704) 286-5109

Fax: (704) 386-6432

Copy to:

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Richard Borisoff

Phone: (212) 373-3153

Fax: (212) 757-3990

(iii) If to Escrow Agent:

SunTrust Bank

25 Park Place 24th Floor

Atlanta, Georgia 30303-2900

Attn: Rebecca Fischer

Phone: (404) 588-7262

Fax: (404) 588-7335

(iv) If to the Company:

Aurora Communications, LLC

Three Stamford Landing, Suit 210

46 Southfield Avenue

Stamford, CT 06902

Attention: Michael F. Mangan

Phone: (203) 388-0048

Fax: (203) 388-0054

or at such other place or places or to such person or persons as shall be designated by notice by any party hereto.

12. Entire Agreement; Binding Effect.

This Agreement and matters and agreements referred to herein contain the entire understanding by and among the parties hereto and shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and assigns.

13. Modification And Assignment.

None of the terms or conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the parties hereto. This Agreement may not be assigned by any party except with the prior written consent of the other parties, except as provided in Section 10 hereof.

14. Enforceability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Georgia law, but if any provision shall prohibited by or be invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

15. Governing Law.

This Agreement shall be construed, enforced and administered in accordance with the laws of the State of Georgia.

16. Headings Descriptive.

The headings of the several sections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

17. Business Day.

Business day shall mean a day on which commercial banks in Atlanta, Georgia are open for the general transaction of business. If any action or time for performance pursuant to this Agreement is to occur on any Saturday, Sunday or holiday, such time for action or performance shall be extended to the next Business Day.

18. Execution In Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all of which shall together constitute one and the same instrument.

[SIGNATURES ON THE NEXT PAGE]

IN WITNESS WHEREOF, Sellers' Representatives, Buyer and Escrow Agent have caused this Agreement to be executed by their authorized representatives as of the date first above written.

BUYER

By: /s/ Lewis W. Dickey, Jr.

Name: Lewis W. Dickey, Jr.

Title: President and CEO

/s/ Frank D. Osborn

FRANK D. OSBORN, as Sellers' Representative and on behalf of Sellers

BANKAMERICA CAPITAL INVESTORS SBIC I,

L.P., as Sellers' Representative and on

behalf of Sellers

BY: BANCAMERICA CAPITAL
MANAGEMENT SBIC I, LLC, its general

partner

BY: BANCAMERICA CAPITAL

MANAGEMENT I, L.P., its sole member

BY: BACM I GP, LLC, its general partner

By: /s/ Robert H. Sheridan III

Name: Robert H. Sheridan III

Title: Managing Director

SUNTRUST BANK

By: /s/ B. A. Donaldson

Name: B. A. Donaldson

Title: Vice President

AURORA COMMUNICATIONS, LLC

By: /s/ Frank D. Osborn

Name: Frank D. Osborn

Title: President

EXHIBIT A

Escrow Fees and Expenses

The annual fee of $2,500.00 for administering this Escrow Agreement is payable in advance at the time of Closing and if applicable, will be invoiced each year to the appropriate party(ies) on the anniversary date of the Closing of the Escrow Agreement.

Out-of-pocket expenses such as, but not limited to postage, courier, overnight mail, insurance, money wire transfer, long distance telephone charges, facsimile, stationery, travel, legal or accounting, etc., will be billed at cost.

These fees to do not include extraordinary services which will be priced according to time and scope of duties. The fees shall be deemed earned in full upon receipt by the Escrow Agent, and no portion shall be refundable for any reason, including without limitation, termination of the Escrow Agreement.

It is acknowledged that the schedule of fees shown above are acceptable for the services mutually agreed upon.

Note: This fee schedule is based on the assumption that the escrowed funds will be invested in SunTrust's cash sweep account, STI Classic Fund.

Exhibit 99.5

Exhibit 1.4(A)

to Acquisition Agreement

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the "Escrow Agreement") dated as of the ____ day of ___________________, 200_ among CUMULUS MEDIA INC., an Illinois corporation ("Buyer"), FRANK D. OSBORN, a resident of the State of Connecticut ("Osborn"), BANCAMERICA CAPITAL INVESTORS, SBIC I, L.P., a Delaware limited partnership ("BACI", and together with Osborn, the "Sellers' Representatives"), and SunTrust Bank, a Georgia banking corporation (the "Escrow Agent").

W I T N E S S E T H:

WHEREAS, Buyer, Sellers and Sellers' Representatives, among others, have entered into that certain Acquisition Agreement, dated as of November 18, 2001 (the "Acquisition Agreement") under which Sellers have agreed to sell and Buyer has agreed to purchase, directly or indirectly, all of the membership interests in Aurora Communications, LLC (the "Company") upon and subject to the terms and conditions of the Acquisition Agreement;

WHEREAS, pursuant to the Acquisition Agreement and as part of the transactions contemplated thereby, the parties have agreed to enter into this Escrow Agreement and deposit the Escrow Shares and Escrow Amount with the Escrow Agent as security for the payment of any claims by Buyer for the indemnification as provided in Article 14 of the Acquisition Agreement;

WHEREAS, pursuant to the terms of the Acquisition Agreement, the Sellers' Representatives are authorized to enter into this Escrow Agreement on behalf of the Sellers;

WHEREAS, the parties hereto desire to more specifically set forth their rights and obligations with respect to the Escrow Fund and the distribution and release thereof; and

WHEREAS, the execution and delivery of this Agreement is a condition to the parties' obligations under the Acquisition Agreement;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties intending to be legally bound hereby, agree as follows:

1. Definitions.

As used herein, capitalized terms not set forth in this Escrow Agreement shall have the meaning set forth in the Acquisition Agreement.

2. Appointment of Escrow Agent.

Buyer and Sellers' Representatives hereby appoint and designate SunTrust Bank as the Escrow Agent for the purposes set forth herein, and Escrow Agent hereby accepts such appointment.

3. Establishment of Escrow Account.

(a) On this date, Buyer shall deliver in the aggregate __________ shares of Class A Common Stock and _____ shares of Class D Common Stock (collectively, the "Escrow Shares") to the Escrow Agent together with stock powers executed in blank by the Sellers, and ________________ Dollars ($_______) (the "Escrow Amount"). An escrow account (the "Escrow Account") shall be opened by the Escrow Agent at the office of the Escrow Agent for such Escrow Shares and the Escrow Amount. The Escrow Account shall consist of a separate account for each Seller (each, an "Individual Account"). The Escrow Shares shall be registered in the names of the Sellers and allocated to each Seller's Individual Account as indicated on Exhibit A to this Escrow Agreement. The Escrow Amount shall be allocated to each Seller's Individual Account as indicated on Exhibit A to this Escrow Agreement. The Escrow Agent shall hold the Escrow Fund (as hereinafter defined) and maintain the Individual Accounts pursuant to the terms of this Escrow Agreement.

(b) With respect to the Escrow Shares, all redemption payments, stock dividends, stock splits, cash dividends or other distributions of any kind made in respect of the Escrow Shares (collectively, "Distributions") shall be delivered to the Escrow Agent and shall be held by the Escrow Agent in the Escrow Account subject to paragraph (f) below. Buyer agrees that in the event Buyer divides its Class A Common Stock or Class D Common Stock into a greater number of shares, Buyer will deliver to the Escrow Agent certificates for such additional shares and such shares will be deemed to constitute Escrow Shares. Any interest and other earnings (collectively, "Earnings") on the Escrow Amount shall be held by Escrow Agent in the Escrow Account subject to paragraph (f) below. Distributions, Earnings, and any cash received from the sale of Escrow Shares or the sale or liquidation of other Permitted Investments (as defined herein) as provided in paragraphs (e) and (f) below shall be subject to the provisions of this Escrow Agreement to the same extent as the Escrow Shares and the Escrow Amount initially deposited herewith. The Escrow Shares, all Distributions or other property held by the Escrow Agent hereunder, and the Escrow Amount and all Earnings, are hereinafter referred to as the "Escrow Fund" and all of the foregoing comprising the Escrow Fund which are cash or cash equivalents, are hereafter referred to as "Cash". The Sellers' Representatives authorize the Escrow Agent to use nominees for the registration of securities and employ such depositories, sub-custodians and its vaults as the Escrow Agent may deem appropriate for the safekeeping of the Escrow Fund.

(c) Certificates representing Escrow Shares or certificates representing other Permitted Investments constituting part of the Escrow Fund shall be held by the Escrow Agent for the benefit of the Seller for whose account such certificates are held. All voting rights associated with the Escrow Shares held in the Escrow Fund shall be exercised by the respective Seller for whose account they are held hereunder, subject to any agreements by which such Seller may be bound. Buyer will take all reasonable steps necessary to allow the exercise of such rights.

(d) The Escrow Agent shall maintain a record with respect to each Seller setting forth (i) the name and address of such Seller; (ii) the number of Escrow Shares held in such Seller's Individual Account; (iii) the dollar amount of Cash held in such Seller's Individual Account; (iv) information pertaining to the sale of any Escrow Shares or to the purchase, sale or liquidation of any Permitted Investments in such Seller's Individual Account; and (iv) all Earnings, Distributions, or other items added to or taken from such Seller's Individual Account. The Escrow Agent shall also maintain a record setting forth the foregoing information on an aggregate basis with respect to the Escrow Fund.

(e) All Cash constituting part of the Escrow Fund shall be invested by the Escrow Agent. The Sellers' Representatives shall jointly direct the Escrow Agent in writing from time to time to invest the Cash in investments of the type described on Exhibit B hereto ("Permitted Investments") or, if such written direction has not been provided, the Escrow Agent shall, until jointly directed in writing by the Sellers' Representatives to do otherwise, invest all of the Cash in STI Classic Fund.

(f) The Sellers' Representatives shall notify the Escrow Agent if any Seller desires to cause the sale of all or part of the Escrow Shares or other Permitted Investments held at the time in such Seller's Individual Account and, upon receiving such notice, the Escrow Agent will direct [______] (the "Designated Broker") to sell or liquidate such amount of Escrow Shares or Permitted Investments and to remit the proceeds from such sale or liquidation, after deduction of any expenses related to the sale of such Escrow Shares or Permitted Investments to the Escrow Agent and the Escrow Agent shall add to the Escrow Fund and attribute to such Seller's Individual Account any proceeds received from such sale; provided, however in the event that as a result of such sale (i) the aggregate amount of Cash in such Seller's Individual Account, plus (ii) the value (valued at $___ per share) of the Escrow Shares in such Seller's Individual Account, plus (iii) the amount of all distributions theretofore from such Seller's Individual Account to the Buyer ("Buyer Distributions") is greater than the amount set forth next to such Seller's name on Exhibit A to this Escrow Agreement under the caption "Baseline Amount" [to be the Seller's pro rata share of $5 million] (the "Baseline Amount"), then the Escrow Agent shall distribute to such Seller according to written instructions from Seller an amount of such proceeds so that the sum of (x) Cash in such Seller's Individual Account after such distribution to such Seller and (y) the Buyer Distributions is equal to the Baseline Amount. The Escrow Agent shall also distribute according to written instructions from Seller to each Seller on a quarterly basis any amount of Cash in such Seller's Individual Account which exceeds the Baseline Amount determined as of the last day of each quarter.

(g) Any loss incurred from an investment of the Escrow Fund pursuant to this Agreement or from the sale or liquidation of Escrow Shares or Permitted Investments in the Escrow Fund pursuant to this Agreement shall be borne by the Seller to whom the invested funds or Escrow Shares or Permitted Investments so sold or liquidated were attributable.

4. Release of the Escrow Fund.

The Escrow Fund is intended to provide a source of funds and property for the satisfaction of certain amounts which may become payable to Buyer pursuant to Article 14 of the Acquisition Agreement. Accordingly, the Escrow Fund shall only be distributed or released pursuant to paragraph 3(f) above or as follows:

(a) Indemnification Claims. At any time and from time to time prior to the Distribution Date, if the Buyer makes a claim for indemnification pursuant to and in accordance with, and subject to the limitations in Article 14 of the Acquisition Agreement (an "Indemnification Claim"), the Buyer shall deliver to the Escrow Agent and the Sellers' Representatives a written notice (an "Indemnification Notice") setting forth a good faith estimate of the maximum amount of such claim and the Sellers against whom the Indemnification Claim is made and setting forth in reasonable detail the nature and the basis for such claim and the proportional responsibility of the Sellers in accordance with Article 14 of the Acquisition Agreement. The Buyer shall also deliver to the Escrow Agent written proof of delivery to the Sellers' Representatives of a copy of such Indemnification Notice (which proof may consist of a photocopy of the registered or certified mail or overnight courier receipt or the signed receipt if delivered by hand). If the Escrow Agent has not received a written objection to such Indemnification Claim from the Sellers' Representatives within thirty (30) calendar days following the Escrow Agent's receipt of such proof of delivery to the Sellers' Representatives, then on the thirty-first (31st) calendar day following such receipt the Escrow Agent shall, in accordance with the provisions of paragraph (d) below, distribute from the Escrow Fund that portion of the Escrow Fund which has a value equal to the amount of such Indemnification Claim to the Buyer.

(b) Disputes. If the Sellers' Representatives deliver to the Escrow Agent and the Buyer a written objection (a "Dispute Notice") to any Indemnification Claim or portion thereof within thirty (30) days following the Escrow Agent's receipt of proof of delivery of such Indemnification Notice, then, except as otherwise provided in paragraph (c) below, the Escrow Agent shall not distribute to Buyer any portion of the Escrow Fund that is the subject of the Dispute Notice until the Escrow Agent receives either (i) written instructions signed by the Sellers' Representatives and the Buyer authorizing the distribution to the Buyer of an amount from the Escrow Fund in respect of the Indemnification Claim that is the subject of the Dispute Notice or (ii) a final decision of a court of competent jurisdiction which is either nonappealable or with respect to which the time for appeal has expired without the filing of a timely appeal directing the distribution to the Buyer of an amount from the Escrow Fund in respect of the Indemnification Claim that is the subject of the Dispute Notice. Upon receipt of such written instructions or such final decision, as the case may be, the Escrow Agent shall distribute to the Buyer an amount from the Escrow Fund in respect of the Indemnification Claim subject to dispute in accordance with such written instructions or final decision. In the event that the Sellers' Representatives are the prevailing party in whole or in part in connection with any such dispute, the portion of the Escrow Fund that was the subject of such Dispute Notice and that is not distributed to the Buyer as provided in the immediately preceding sentence shall remain in the Escrow Fund and shall be available to satisfy subsequent Indemnification Claims until released as provided in paragraph (e) below. Any Dispute Notice shall describe in reasonable detail the basis for any objection to the matters set forth in the Indemnification Notice and the portion of such Indemnification Claim (if less than all) which is the subject of such Dispute Notice.

(c) Partial Distribution. If any Dispute Notice includes an objection to only a portion of an Indemnification Claim, the Escrow Agent shall promptly distribute to the Buyer an amount of the Escrow Fund which has a value equal to that portion of the Indemnification Claim for which there is no objection; provided that no such partial release by the Escrow Agent shall terminate or otherwise prejudice any rights of the Buyer with respect to amounts claimed in any Indemnification Notice which are in excess of the amounts so released.

(d) Manner of Distributions. All distributions of the Escrow Fund shall be made as set forth in this paragraph (d).

(i) Distribution to Buyer. Distributions of Cash shall be made by wire transfer to an account or accounts designated by Buyer and distribution of Escrow Shares to Buyer shall be made by delivery of certificates representing the Escrow Shares to the address set forth in Section 10 hereof. Payments made to Buyer from the Escrow Account shall be allocated to the specific Seller or Sellers against whom the Indemnification Claim was made in accordance with the proportions specified in Exhibit C to this Agreement. Any payments required to be made by or on the account of any Seller to Buyer for the satisfaction of any claim made against the Escrow Fund shall be made, at the discretion of each Seller against whom the Indemnification Claim was made, either (i) from that portion of such Seller's Individual Account consisting of Cash or (ii) by distribution to Buyer of that number of Escrow Shares with a Market Value (as herewith defined) necessary to satisfy (along with any Cash) such Seller's obligation. Notwithstanding the foregoing, the Sellers' Representatives on behalf of any Seller, may elect by written notice to the Escrow Agent to pay cash to the Escrow Agent in an amount equal to part or all of such Seller's unpaid portion of the Indemnification Claim in lieu of the distribution of such Sellers' Escrow Shares, provided that such Cash is delivered to the Escrow Agent not later than two (2) business days after a distribution is payable to Buyer pursuant to the terms hereof. For the purposes of this Agreement, "Market Value" shall mean the greater of (i) $ 12.00 per share, or (ii) the average closing market price per share (or if there is no sale on such date, then the average between the Closing bid and asking price on such date) for shares of Class A Common Stock during the thirty (30) consecutive trading days ending on the second (2nd) trading day prior to the distribution of the Escrow Shares as reported by the Nasdaq Stock Market, as calculated by the Designated Broker.

(ii) Distribution to Sellers. Distributions of Cash shall be made by wire transfer to an account or accounts designated jointly by Sellers' Representatives for each Seller, and Distributions of Escrow Shares shall be made to the address for each Seller set forth on Exhibit A, or such other address as to which the Escrow Agent shall have received prior written notice from the Sellers' Representatives, on which Escrow Agent may rely conclusively.

(e) Release of Remaining Escrow Fund.

(i) On the first (1st) anniversary of the date of this Agreement or (the "Distribution Date"), the Escrow Agent shall release to each Seller the amount in such Seller's Individual Account of the Escrow Fund (if any) as of the Distribution Date, less all Unresolved Claims related to such Seller. For purposes of this Agreement, the term "Unresolved Claims" shall mean, as of the Distribution Date, the aggregate amount of all Indemnification Claims that are the subject of a Dispute Notice or that are otherwise unsatisfied as of the Distribution Date, including any Indemnification Claims for which an Indemnification Notice has been delivered but for which the thirty (30)-day objection period has not expired as of the Distribution Date. For purposes of determining the number of shares to be held back under this paragraph (e)(i), such Escrow Shares shall be valued at the Market Value as of the Distribution Date.

(ii) Promptly upon the Escrow Agent's receipt of written instructions signed by both of the Sellers' Representatives and the Buyer or a final determination of a court of competent jurisdiction which is either nonappealable or with respect to which the time for appeal has expired without the filing of a timely appeal of any Unresolved Claims that are the subject of a Dispute Notice or upon the expiration of the thirty (30)-day objection period for any Unresolved Claim for which no Dispute Notice has been delivered, the Escrow Agent shall distribute to the Buyer that portion of the Escrow Fund to be distributed to the Buyer pursuant to such final determination or that portion of the Escrow Fund equal in value to the amount of such Unresolved Claim for which no Dispute Notice has been delivered, as the case may be, in each case in accordance with the provisions of paragraph (d)(i) above. After the resolution of all Unresolved Claims, any remaining Escrow Fund not distributed to the Buyer pursuant to the immediately preceding sentence shall be released promptly thereafter by the Escrow Agent pursuant to the provisions of paragraph(d)(ii) above.

5. Escrow Agent's Fees.

The fees and expenses of the Escrow Agent shall be as set forth on Exhibit D. The fees and expenses shall be paid by Buyer. In case of any disagreement or dispute arising under the provisions of this Escrow Agreement, the Escrow Agent shall be entitled to be paid additional compensation for its extraordinary services hereunder and shall be entitled to prompt reimbursement for all costs and expenses incurred by reason of such disagreement or dispute. Any additional compensation due pursuant to the preceding sentence shall be paid 50% by the Company and 50% by the Buyer.

6. Termination.

This Agreement shall terminate upon the final distribution by Escrow Agent of the Escrow Fund pursuant to the provisions of this Agreement. Any termination of this Agreement shall not affect any of the obligations of Sellers' Representatives or Buyer under this Agreement arising prior to such termination, including the obligation to pay Escrow Agent's fees pursuant to Section 5 above.

7. Escrow Agent.

(a) The duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth in this Agreement. No implied duties of the Escrow Agent shall be read into this Agreement and the Escrow Agent shall not be subject to, or obliged to recognize any other agreement between, or direction or instruction of, any or all the parties hereto even though reference thereto may be made herein.

(b) In the event all or any part of the Escrow Fund shall be attached, garnished or levied upon pursuant to any court order, or the delivery thereof shall be stayed or enjoined by a court order, or any other order, judgment or decree shall be made or entered by any court affecting the Escrow Fund, or any part thereof, or any act of Escrow Agent, Escrow Agent is hereby expressly authorized to obey and comply with all final writs, orders, judgments or decrees so entered or issued by any court; and, if Escrow Agent obeys or complies with such writ, order, judgment or decree, it shall not be liable to Sellers' Representatives or Buyer or to any other person by reason of such compliance.

(c) Escrow Agent shall not be liable to anyone for any damages, losses or expenses incurred as a result of any act or omission of Escrow Agent, unless such damages, losses or expenses are caused by Escrow Agent's willful misconduct or gross negligence. Accordingly, Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted in good faith upon the advice of counsel for Escrow Agent given with respect to any question relating to the duties and responsibilities of Escrow Agent under this Agreement or (ii) any action taken or omitted in reliance upon any instrument, including any written notice or instruction provided for herein, not only as to its due execution by an authorized person and as to the validity and effectiveness of such instrument, but also as to the truth and accuracy of any information contained therein that Escrow Agent shall in good faith believe to be genuine, to have been signed by a proper person or persons and to conform to the provisions of this Agreement.

(d) The Escrow Agent shall not be responsible for the sufficiency or accuracy, or the form, execution, validity or genuineness, of documents or securities now or hereafter deposited or received hereunder, or of any endorsement thereon, or for any lack of endorsement thereon, or for any description therein, nor shall it be responsible or liable in any respect on account of the identity, authority or rights of any person executing, depositing or delivering or purporting to execute, deposit or deliver any such document, security or endorsement or this Agreement, or on account of or by reason of forgeries, false representations, or the exercise of its discretion in any particular manner, nor shall the Escrow Agent be liable for any mistake of fact or of law or any error of judgment, or for any act or omission, except as a result of its gross negligence or willful malfeasance. Escrow Agent is not authorized and shall not disclose the name, address, or security positions of the parties or the securities held hereunder in response to requests concerning shareholder communications under Section 14 of the Exchange Act, the rules and regulations thereunder, and any similar statute, regulation, or rule in effect from time to time. Under no circumstances shall Escrow Agent be liable for any general or consequential damages or damages caused, in whole or in part, by the action or inaction of Sellers' Representatives or Buyer or any of their respective agents or employees. Escrow Agent shall not be liable for any damage, loss, liability, or delay caused by accidents, strikes, fire, flood, war, riot, equipment breakdown, electrical or mechanical failure, acts of God or any cause which is reasonably unavoidable or beyond its reasonable control.

(e) The Escrow Agent may consult with legal counsel of its own choosing and shall be fully protected in acting or refraining from acting in good faith and in accordance with the opinion of such counsel.

(f) In the event of a dispute between the parties hereto sufficient in the discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender the Escrow Fund into the registry or custody of any court of competent jurisdiction, to initiate such legal proceedings as it deems appropriate, and thereupon to be discharged from all further duties and liabilities under this Agreement. Any such legal action may be brought in any such court as Escrow Agent shall determine to have jurisdiction over the Escrow Fund. The filing of any such legal proceedings shall not deprive Escrow Agent of its compensation hereunder earned prior to such filing.

8. Indemnification of Escrow Agent.

Sellers' Representatives and Buyer hereby agree jointly and severally to protect, defend, indemnify and hold harmless the Escrow Agent, its officers, directors, agents and employees from and against any and all costs, losses, claims, damages, disbursements, liabilities and expenses, including reasonable costs of investigation, court costs and attorney's fees, which may be imposed upon or incurred by Escrow Agent in connection with its acceptance of, or appointment as, Escrow Agent hereunder, or in connection with the performance of its duties hereunder, including any litigation arising out of this Agreement or involving the subject matter hereof; provided, however, that said indemnity shall not cover costs, losses, claims, damages, disbursements, liabilities and expenses arising out of Escrow Agent's willful misconduct or gross negligence. This indemnification shall survive the termination of this Agreement or the resignation or removal of the Escrow Agent. Without affecting their joint and several indemnification liability to the Escrow Agent under this Section 8, Sellers and Buyer agree as among themselves that any such indemnification liability shall be allocated among them on a fair and equitable basis reflecting the merits of their respective positions and the responsibility of each of them for the controversy or other circumstances with respect to which indemnification is required.

9. Resignation of Escrow Agent.

It is understood that the Escrow Agent reserves the right to resign as Escrow Agent at any time by giving written notice of its resignation, specifying the effective date thereof, to each other party hereto. Within thirty (30) days after receiving the aforesaid notice, Sellers' Representatives and Buyer shall appoint a successor Escrow Agent to which the Escrow Agent may distribute the property then held hereunder, less its fees, costs and expenses (including counsel fees and expenses) which may remain unpaid at that time. If a successor Escrow Agent has not been appointed and has not accepted such appointment by the end of such thirty (30) day period, the Escrow Agent may apply to a court of competent jurisdiction for the appointment of a successor Escrow Agent and the fees, costs and expenses (including reasonable counsel fees and expenses) which it incurs in connection with such a proceeding shall be payable 50% by Buyer and 50% by Sellers.

10. Notices.

All notices provided for hereunder shall be in writing (including facsimile transmission) and shall be deemed to be given: (a) when delivered to the individual, or to an officer of the company, to which the notice is directed; or (b) three days after the same has been deposited in the United States mail sent certified or registered mail with return receipt requested, postage prepaid and addressed as provided in this Section; or (c) when delivered by an overnight delivery service (including Federal Express or United States Express Mail) with receipt acknowledged and with all charges prepaid by the sender addressed as provided in this Section; or (d) when delivered by facsimile communications equipment. Notices shall be directed as follows:

(i) If to Buyer, to:

Cumulus Media Inc.

3235 Piedmont Road

Building 14, Floor 14

Atlanta, GA 30305

Attention: Lewis W. Dickey, Jr.

Phone: (404) 949-0700

Fax: (404) 443-0742

Copy to:

Jones, Day, Reavis & Pogue

3500 SunTrust Plaza

303 Peachtree Street

Atlanta, GA 30308-3242

Attention: John E. Zamer, Esq.

Phone: (404) 581-8266

Fax: (404) 581-8330

(ii) If to Sellers' Representatives to:

Frank D. Osborn

64 Hemlock Hill Road

New Canaan, CT 06848

Phone: (203) 966-7792

Fax: (203) 972-1510

and

BancAmerica Capital Investors SBIC I L.P.

100 N. Tryon Street, 25th Floor

Charlotte, NC 28255

Attention: Robert H. Sheridan, III

Phone: (704) 286-5109

Fax: (704) 386-0432

Copy to:

Paul, Weiss, Rifkind, Wharton & Garrison

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Richard Borisoff, Esq.

Phone: (212) 373-3153

Fax: (212) 757-3990

(iii) If to Escrow Agent:

SunTrust Bank

25 Park Place, 24th Floor

Atlanta, GA 30303-2900

Attention: Rebecca Fischer

Phone: (404) 588-7262

Fax: (404) 588-7335

or at such other place or places or to such person or persons as shall be designated by notice by any party hereto.

11. Entire Agreement; Binding Effect.

This Agreement and matters and agreements referred to herein contain the entire understanding by and among the parties hereto and shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and assigns.

12. Modification and Assignment.

None of the terms or conditions of this Agreement may be changed, waived, modified or varied in any manner whatsoever unless in writing duly signed by the parties hereto. This Agreement may not be assigned by any party except with the prior written consent of the other parties.

13. Enforceability.

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under Georgia law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

14. Governing Law.

This Agreement shall be construed, enforced and administered in accordance with the laws of the State of Georgia.

15. Headings Descriptive.

The headings of the several sections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

16. Business Day.

Business day shall mean a day on which commercial banks in Atlanta, Georgia are open for the general transaction of business. If any action or time for performance pursuant to this Agreement is to occur on any Saturday, Sunday or holiday, such time for action or performance shall be extended to the next Business Day.

17. Monthly Statements.

The Escrow Agent shall provide Sellers' Representatives and Buyer with monthly statements describing purchases, sales, and disbursements made for the Escrow Fund.

18. Execution in Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all of which shall together constitute one and the same instrument.

[signatures on the next page]

IN WITNESS WHEREOF, Sellers' Representatives, Buyer and Escrow Agent have caused this Agreement to be executed by their authorized representatives as of the date first above written.

CUMULUS MEDIA INC.

By:

Name: Lewis W. Dickey, Jr.

Title: President & CEO

FRANK D. OSBORN, as Sellers' Representative and on behalf of Sellers

BANKAMERICA CAPITAL INVESTORS SBIC I, L.P., as Sellers' Representative and on behalf of Sellers

BY: BANCAMERICA CAPITAL MANAGEMENT SBIC I, LLC, its general partner

BY: BANCAMERICA CAPITAL

MANAGEMENT I, L.P., its sole member

BY: BACM I GP, LLC, its general partner

By:

Name: Robert H. Sheridan III

Title: Managing Director

SUNTRUST BANK

By:

Name:

Title:

EXHIBIT A

Seller	Escrow Shares	Escrow Amount	Baseline Amount

Total

EXHIBIT B

Permitted Investments

[To be agreed upon]

EXHIBIT C

Indemnification Allocation

For payments arising under Section 14.1(a) or 14.2(a) of the Acquisition Agreement, the Indemnification Allocation shall equal such Seller's Subject Percentage Interest as set forth in the Acquisition Agreement of the Indemnification Claim.

For payments arising under Section 14.1(b) or (c) or Section 14.2(c) of the Acquisition Agreement, the Indemnification Allocation shall equal 100% of the Indemnification Claim with respect to that Seller.

For payments arising under Section 14.1(d) or Section 14.2(b) of the Acquisition Agreement, the Indemnification Allocation shall equal such Seller's Allied Percentage Interest as set forth in the Acquisition Agreement of the Indemnification Claim.

EXHIBIT D

Escrow Fees and Expenses

The annual fee of $6,500.00 for administering this Escrow Agreement is payable in advance at the time of Closing and if applicable, will be invoiced each year to the appropriate party(ies) on the anniversary date of the Closing of the Escrow Agreement.

Out-of-pocket expenses such as, but not limited to postage, courier, overnight mail, insurance, money wire transfer, long distance telephone charges, facsimile, stationery, travel, legal or accounting, etc., will be billed at cost.

These fees to do not include extraordinary services which will be priced according to time and scope of duties. The fees shall be deemed earned in full upon receipt by the Escrow Agent, and no portion shall be refundable for any reason, including without limitation, termination of the Escrow Agreement.

It is acknowledged that the schedule of fees shown above are acceptable for the services mutually agreed upon.

Note: This fee schedule is based on the assumption that the escrowed funds will be invested in SunTrust's cash sweep account, STI Classic Fund.

Exhibit 99.6

FORM OF SHAREHOLDER AGREEMENT

THIS SHAREHOLDER AGREEMENT (this "Agreement") is made as of the ________ day of __________, 2002, by and between BANCAMERICA CAPITAL INVESTORS SBIC I, L.P. ("BACI") and CUMULUS MEDIA INC., an Illinois corporation (the "Corporation").

RECITALS

WHEREAS, BACI and the Corporation desire to confirm their understanding regarding certain matters concerning (x) the shares (such shares, the "Acquisition Shares") of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of the Corporation, to be issued to BACI on the date hereof, pursuant to that certain Acquisition Agreement, dated as of November 18, 2001, as amended, to which the Corporation and BACI, among others, are parties; and (y) the shares of Class B Common Stock (such shares, the "Warrant Shares" and, together with the Acquisition Shares, the "Subject Shares") issuable to BACI by the Corporation pursuant to that certain Common Stock Purchase Warrant, dated of even date herewith, by and between the Corporation and BACI;

WHEREAS, pursuant to Article V, Section 5(a) of the Amended and Restated Articles of Incorporation of the Corporation, as amended (the "Articles"), shares of Class B Common Stock may be converted at any time into an equal number of shares of Class A Common Stock, par value $.01 per share, of the Corporation ("Class A Common Stock"), or an equal number of shares of Class C Common Stock, par value $.01 per share, of the Corporation ("Class C Common Stock");

WHEREAS, pursuant to Article V, Section 1(c) of the Articles, the express written consent of Consent Right Holders (as defined in the Articles) holding a majority of that number of shares of Class B Common Stock held in the aggregate by all Consent Right Holders is required for the taking of any Fundamental Action (as defined in the Articles); and

WHEREAS, pursuant to Article VII, Section 2 of the Articles, under circumstances specified therein the Corporation may not take any Restricted Action (as defined in the Articles) unless it has been approved by the affirmative vote or consent of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class;

NOW, THEREFORE, in consideration of the mutual promises and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby promise and agree as follows:

1. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to them in the Articles.

2. Conversion to Class C Common Stock. BACI hereby covenants and agrees that, during the term of this Agreement, it shall not, directly or indirectly, convert, or take any action that would cause the conversion of, any of the Subject Shares into shares of Class C Common Stock.

3. Consent Rights of Class B Common Stock Holders.

(a) BACI hereby covenants and agrees that should BACI be deemed to be a Consent Right Holder within the meaning of the Articles, then BACI shall, with respect to any Fundamental Action the taking of which requires the express written consent of the Consent Right Holders, (x) withhold its consent with respect to the Subject Shares for the taking of any Fundamental Action for which Consent Right Holders holding a majority of shares of Class B Common Stock (other than the Subject Shares) held in the aggregate by all Consent Right Holders have withheld their consent; and (y) execute such consent or consents with respect to the Subject Shares as may be required by the Corporation to the taking of any Fundamental Action for which Consent Right Holders holding a majority of shares (other than the Subject Shares) held by all Consent Right Holders have given their consent as Consent Right Holders.

(b) With respect to any Restricted Action to be taken by the Corporation that requires the affirmative vote or consent of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class, whether pursuant to the Articles or pursuant to the Act, BACI covenants and agrees that it shall (x) withhold its vote or consent, as the case may be, with respect to the Subject Shares for the taking of any Restricted Action for which holders of a majority of shares of Class B Common Stock (other than the Subject Shares) have withheld their vote or consent, as the case may be, or that holders of a majority of shares of Class B Common Stock (other than the Subject Shares) have voted against; and (y) vote the Subject Shares, or execute such consent or consents with respect to the Subject Shares as may be required by the Corporation, as the case may be, in favor of the taking of any Restricted Action for which the holders of a majority of shares of Class B Common Stock (other than the Subject Shares) have given their consent or voted their shares of Class B Common Stock, as the case may be.

(c) For purposes of this Section 3, with respect to any Fundamental Action or Restricted Action, the Corporation shall promptly communicate to BACI in writing the manner in which other Consent Right Holders or holders of Class B Common Stock, as the case may be, have voted their shares of Class B Common Stock. In the absence of such written notice, BACI shall not vote the Subject Shares, or execute any written consent in respect of the Subject Shares, with respect to the taking of any Restricted Action or Fundamental Action.

4. Exchange Agreement.

(a) In the event that BACI or any Affiliate of BACI converts any of the Subject Shares, or any other shares of Class B Common Stock now or hereafter owned by it, into shares of Class A Common Stock and subsequently makes a reasonable determination that, by reason of any existing or future Federal or state rule, regulation, guideline, order, request or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful), that BACI or such Affiliate, as the case may be, is or may be effectively restricted or prohibited from holding all or any portion of such Class A Common Stock, then BACI or such Affiliate, as the case may be, shall be entitled to exchange (the "Exchange Right") all or any portion of its Class A Common Stock so converted from Class B Common Stock for Class B Common Stock and the Corporation shall promptly (and, in any event, not less than three (3) days after receipt of written notice (the "Exchange Notice") from BACI or such Affiliate, as the case may be, that it is exercising the Exchange Right hereunder) exchange an equivalent number of shares of Class B Common Stock for the number of shares of Class A Common Stock specified in the Exchange Notice (the certificate or certificates for which shall be delivered to the Corporation together with the Exchange Notice); provided, however, that the prior consent of any governmental authority required under any applicable law, rule, regulation or other governmental requirement to make such exchange of Class A Common Stock lawful shall have first been obtained; and, provided further, that BACI or such Affiliate, as the case may be, is not at the time of such exchange a Disqualified Person.

(b) Any shares of Class B Common Stock issued to BACI or its Affiliate, as the case may be, pursuant to the Exchange Right shall constitute "Subject Shares" within the meaning of this Agreement.

(c) Within three (3) days after receipt of any Exchange Notice, the Corporation will deliver to BACI or its Affiliate, as the case may be, (x) a certificate or certificates representing the number of shares of Class B Common Stock issuable pursuant to Section 4(a) issued in the name of BACI or its Affiliate, as the case may be; and (y) a certificate issued in the name of BACI or its Affiliate, as the case may be, representing any shares of Class A Common Stock that were represented by the certificate or certificates delivered to the Corporation with the Exchange Notice but that were not put to the Corporation in such Exchange Notice.

(d) The issuance of certificates for shares of Class B Common Stock issued pursuant to the Exchange Right will be made without charge to BACI or its Affiliate, as the case may be, for any issuance tax in respect of such issuance or other costs incurred by the Corporation in connection with exercise of the Exchange Right.

(e) The Corporation will not close its books against the transfer of Class B Common Stock issued or issuable upon exercise of the Exchange Right in any manner that interferes with the timely issuance of Class B Common Stock upon exercise of the Exchange Right.

(f) The Corporation shall at all times during the term of this Agreement have authorized, reserved and set aside a sufficient number of shares of Class B Common Stock deliverable in the event of exercise of the Exchange Right with respect to all Subject Shares then outstanding.

(g) The Corporation covenants that all shares of Class B Common Stock that may be delivered upon exercise of the Exchange Right shall upon delivery by the Corporation be duly authorized and validly issued, fully paid and nonassessable, free from all stamp taxes, liens and charges with respect to the issue or delivery thereof and otherwise free of all other security interests, encumbrances and claims of any nature whatsoever.

5. Remedies. Each party acknowledges that it may not be possible to measure in monetary terms the damages that the other party would suffer by reason of a failure by such party to perform such party's obligations under this Agreement. Accordingly, should any dispute arise concerning any party's proper performance of such party's obligations under this Agreement, the other party shall be entitled to obtain an injunction for specific performance, or other appropriate equitable relief, requiring such party to act in accordance with the terms hereof. Any such equitable remedy shall be non-exclusive and may be in addition to any other remedy to which the non-breaching party may be entitled.

6. Third-Party Beneficiaries. The parties to this Agreement intend that holders of Class B Common Stock and Class C Common Stock other than BACI be third-party beneficiaries of the rights and benefits granted to the Corporation under this Agreement, and expressly acknowledge and agree that any such third-party beneficiary may exercise and enforce such rights and benefits as if it were a signatory to this Agreement, and no party to this Agreement may waive or amend any provisions of this Agreement without the consent of each of such third party beneficiaries.

7. Revocation of Proxies. BACI hereby revokes all proxies and powers of attorney with respect to the Subject Shares, if any, that BACI may have heretofore appointed or granted with respect to the voting of the Subject Shares, and during the term of this Agreement no subsequent proxy or power of attorney shall be given (and if given, such proxy or power of attorney shall not be effective) by BACI with respect to the Subject Shares.

8. Notices. Any notice required or permitted to be given or made by any party to any other hereunder shall be in writing and shall be considered to be given and received in all respects when hand delivered, when delivered by prepaid express or courier delivery service, when sent by facsimile transmission actually received by the receiving equipment, or five (5) days after deposited in the United States mail, certified or registered mail, postage prepaid, in each case addressed to the parties at their respective addresses set forth opposite their signatures to this Agreement or to such changed address as any party shall designate by proper notice to the other parties.

9. Governing Law. This Agreement and the rights and remedies of the parties hereto shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to the conflicts of laws provisions thereof.

10. Legend. In addition to any legends required by applicable securities laws or otherwise, certificates representing the Subject Shares shall have endorsed thereon legends substantially as follows:

The securities represented by this certificate are subject to the terms of a certain Shareholder Agreement, dated ___________ ___, 2002, to which the registered holder is a party, which agreement provides for certain voting rights and rights of exchange. Such agreement is on file at the principal office of this corporation and affects the rights of the shares represented by this certificate.

11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but when taken together shall constitute but one and the same document.

12. Waiver. No waiver by any party hereto of any breach of any provision of this Agreement shall be deemed a waiver by such party of any subsequent breach.

13. Entire Agreement. This Agreement contains the entire understanding between the parties hereto with respect to the matters set forth herein and all prior discussions, negotiations, agreements, correspondence and understandings between the parties (whether oral or written) relating to the terms of this agreement are merged herein and superseded hereby. No provision of this Agreement may be amended or modified other than by a writing signed by the party against whom enforcement is sought.

14. Invalidity. If for any reason one or more of the provisions of this Agreement are deemed by a court of competent jurisdiction to be unenforceable or otherwise waived by operation of law, the remainder of this Agreement shall be deemed to be valid and enforceable and shall be construed as if such invalid and unenforceable provision were omitted.

15. Term. This Agreement shall be effective from and after the date hereof and shall end automatically upon the earlier of (x) transfer of all of the Subject Shares by BACI to the Corporation or to a party that is not an Affiliate of BACI; or (y) twenty (20) years after the date hereof.

16. Headings. The paragraph headings used in this Agreement are for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

17. Successors and Assigns. This Agreement binds and inures to the benefit of BACI and its successors and assigns so long as such successors and assigns are Affiliates of BACI.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date above first written.

BANCAMERICA CAPITAL INVESTORS SBIC I, L.P.

By: BANCAMERICA CAPITAL MANAGEMENT

SBIC I, LLC, its general partner

By: BANCAMERICA CAPITAL MANAGEMENT

I, L.P., its sole member

By: BACM I GP, LLC, its general partner

By:

Name:

Title:

Attn: Mr. Robert H. Sheridan, III

BancAmerica Capital Investors

SBIC I, L.P.

100 North Tryon Street

NationsBanc Corporate Center

10th Floor

NC1-007-10-04

Charlotte, NC 28255

FAX: (704) 386-6432

CUMULUS MEDIA INC.

By:

Lewis W. Dickey, Jr.,

President and Chief Executive Officer

Attn: Mr. Lewis W. Dickey, Jr.

Cumulus Media Inc.

3535 Piedmont Road

Building 14, 14th Floor

Atlanta, Georgia 30305

FAX: (404) 443-0742